Exhibit 99.1

The matters set forth herein have not been approved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the matters set forth herein or upon the accuracy or adequacy of the information contained herein and it is an offence to claim otherwise and any representation to the contrary is unlawful.

Information has been incorporated by reference in this circular from documents filed with securities commissions or similar authorities in Canada.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF HEXO CORP.

to be held on June 14, 2023 at 10:00 a.m. (Toronto time),

virtually via live webcast at https://virtual-meetings.tsxtrust.com/1521

AND MANAGEMENT PROXY CIRCULAR

dated as of May 10, 2023

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY.

These materials are important and require your immediate attention. They require shareholders of HEXO Corp. to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a shareholder of HEXO Corp. and have any questions regarding the information contained in this management proxy circular or require assistance in completing your form of proxy, please contact such advisors or HEXO Corp.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com. Questions on how to complete your form of proxy may also be directed to TSX Trust Company, by telephone at 1-866-600-5869 toll-free within North America or at 416-682-3860 outside of North America, or by email at tsxtis@tmx.com. Questions on how to complete the letter of transmittal should be directed to Odyssey Trust, who is acting as depositary under the arrangement, by telephone at 587-885-0960 or by email at corp.actions@odysseytrust.com.

Shareholders not resident in Canada should read the section “Note to Company Shareholders Not Resident in Canada” on page xiv of the accompanying management proxy circular.

HEXO CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Company Shareholders”) of common shares (“Company Shares”) of HEXO Corp. (the “Company” or “HEXO”) will be held on June 14, 2023 at 10:00 a.m. (Toronto time) as a virtual meeting, which will be conducted via live webcast for the following purposes:

(a)

to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated May 10, 2023 (the “Interim Order”), and, if thought advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving the Company and Tilray Brands, Inc. (“Tilray”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”); and

(b)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting.

The Company’s board of directors (the “Board”) has fixed the close of business on May 5, 2023 as the record date (the “Record Date”) for determining Company Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting.

As of the Record Date, there were 43,996,355 Company Shares issued and outstanding. Each Company Shareholder is entitled to one vote for each Company Share held. Registered Company Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending (virtually), or by submitting a form of proxy. Your vote is important, and you are urged to submit your form of proxy well in advance of the voting deadline in order to have your voice heard.

In order to become effective, the Arrangement must be approved by (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders virtually present or represented by proxy at the Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for purposes of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy at the Meeting, excluding, for purposes of (ii), Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, no Company Shares were held by any such “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing.

Registered Company Shareholders who are unable to attend the Meeting are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be received by TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, ON M5H 4H1, fax number 1-416-595-9593 or online at www.voteproxyonline.com, by 4:00 p.m. (Toronto time) on June 12, 2023 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Important information and detailed instructions about how to participate in the Meeting are available in the accompanying Circular.

The Company is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Company Shareholders will not be able to attend the Meeting in person.

Registered Company Shareholders may vote by internet by logging on to the live webcast of the Meeting or by proxy. As a Registered Company Shareholder, you can vote your Company Shares in one of the following ways:

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form and follow the instructions on the screen.

Mail	Enter voting instructions, sign the proxy form and send your completed proxy form to: TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1

Virtually	By logging on to the live webcast of the Meeting and voting on a voting platform specifically designed for this matter at https://virtual-meetings.tsxtrust.com/1521.

Questions

Please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com.

In order to attend, participate in (including to ask questions) or vote at the Meeting virtually, Registered Company Shareholders and duly appointed proxyholders must have a control number. Guests are welcome to attend and listen to the live webcast, but will be unable to ask questions or vote at the Meeting. To join as a guest, please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1521 and select “Join as a Guest” when prompted.

Registered Company Shareholders: Registered Company Shareholders may attend, participate in and vote at the Meeting. A Registered Company Shareholder has the right to appoint a person or entity (who need not be a Company Shareholder) to attend and act for them on their behalf at the Meeting other than the persons named in the enclosed form of proxy. Registered Company Shareholders and duly appointed proxyholders who wish to attend the Meeting virtually will be able to access the Meeting at https://virtual-meetings.tsxtrust.com/1521. Registered Company Shareholders may enter the Meeting by clicking “I have a control number” and entering their control number and password before the start of the Meeting. The 12-digit control number is located on your form of proxy. The password for the Meeting is “hexo2023” (case-sensitive). If, as a Registered Company Shareholder, you use your control number to access the Meeting, accept the terms and conditions, and vote by online ballot on the matters put forth at the Meeting when given the opportunity to do so, you will be revoking any and all previously submitted proxies for the Meeting. In order not to revoke a previously submitted proxy, you must simply choose not to vote at the Meeting online when given the opportunity to do so. You will still have the opportunity to ask questions.

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Company Shareholders who have appointed themselves through their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary as proxyholder or legal appointee to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy form AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (Toronto time) on June 12, 2023 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. Following registration of a proxyholder, the Company’s transfer agent, TSX Trust Company (the “TSX Trust”), will provide duly appointed proxyholders with a 12-digit control number by email after the voting deadline has passed. The password for the Meeting is “hexo2023” (case-sensitive).

Non-Registered Company Shareholders: Non-Registered Company Shareholders (being beneficial Company Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a Registered Company Shareholder and are unable to attend the Meeting (virtually), please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to TSX Trust Company as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company (a) by mail delivery using the mail return envelope provided by TSX Trust Company to be sent to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, (b) by facsimile to 416-595-9593, or (c) by internet at www.voteproxyonline.com, for which you will need to provide your 12-digit control number located on your form of proxy accompanying the Circular.

If a Company Shareholder receives more than one form of proxy because such Company Shareholder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

If you have any questions about any of the information in this Notice of Meeting or the accompanying Circular or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com. Questions on how to complete your form of proxy may also be directed to TSX Trust Company, by telephone at 1-866-600-5869 toll-free within North America or at 416-682-3860 outside of North America, or by email at tsxtis@tmx.com.

Dissent Rights

Pursuant to the Interim Order, each Registered Company Shareholder has the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of the Company Shares in respect of which such Registered Company Shareholder dissents by the Company, in accordance with, and provided they have complied with, the dissent procedures set forth in the OBCA, as modified by the Interim Order and/or the Plan of Arrangement.

To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the Registered Company Shareholder must be received by the Company at its address for such purpose, 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com), with copies to each of: (i) Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Québec, H3B 1R1, (with a copy by email to HEXO.dissent@nortonrosefulbright.com); and (ii) TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention: Proxy Department, by not later than 4:00 p.m. (Toronto time) on June 12, 2023, or at least two Business Days prior to any adjournment or postponement of the Meeting, and (b) the Registered Company Shareholder must have otherwise complied with the dissent procedures in the OBCA, as modified by the Interim Order and/or the Plan of Arrangement, and as described in the accompanying Circular.

Beneficial owners of Company Shares registered in the name of a broker, investment dealer or other intermediary should be aware that only Registered Company Shareholders are entitled to dissent in respect of the Arrangement Resolution. Accordingly, a beneficial owner does not benefit from and it may not exercise a right to dissent unless it first makes arrangements for the Company Shares beneficially owned by such beneficial Company Shareholder to be registered in its name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, if it makes arrangements for the registered holder of such Company Shares to dissent on the beneficial owner’s behalf. Moreover, Company Shareholders who voted (or who instructed a proxyholder to vote) in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

A Registered Company Shareholder who intends to exercise dissent rights must do so with respect to all of the Company Shares registered in the dissenting Company Shareholder’s name that either: (i) they hold on their own behalf; or (ii) they hold on behalf of any one beneficial or non-registered Company Shareholder and only if a dissent notice is received from such Company Shareholder by the Company in the manner and within the time described above. There is no right to a partial right to dissent.

It is recommended that you seek independent legal advice if you wish to exercise the right to dissent. The right to dissent is described in the Circular. The text of the Interim Order is set forth in Appendix “D” to the Circular and the text of Section 185 of the OBCA, which will be relevant in any dissent proceeding, is set forth in Appendix “E” to the Circular. Failure to strictly comply with the requirements set forth in the OBCA, as modified by the Interim Order and/or the Plan of Arrangement, may result in the loss of any right of dissent.

DATED at Gatineau, Québec as of May 10, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Rob Godfrey”

Rob Godfrey, Director and Chair of the Special Committee

FREQUENTLY ASKED QUESTIONS ABOUT THE

ARRANGEMENT AND THE MEETING

The following are some questions that you, as a Company Shareholder, may have relating to the Arrangement or the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Arrangement or the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Circular. You are urged to read this Circular in its entirety including the Appendices hereto, the form of proxy or voting instruction form and, if applicable, the Letter of Transmittal, before making a decision related to your Company Shares. All capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the “Glossary of Terms” on page xvi of this Circular.

Q:	What am I voting on?

A:

You are being asked to consider and, if deemed advisable, to vote FOR the Arrangement Resolution, which provides for, among other things, Tilray acquiring all of the issued and outstanding Company Shares. You also are being asked to consider the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:	What will I receive in the Arrangement?

A:

If the Arrangement is completed, Company Shareholders will receive 0.4352 of a Tilray Share for each Company Share held prior to the Effective Time, and it is expected that an aggregate of approximately 19.15 million Tilray Shares will be issued in connection with the Arrangement for all outstanding Company Shares, such that, as of the date of the Arrangement Agreement, on a pro forma basis, approximately 3.0% of the Tilray Shares would be owned by current Company Shareholders.

In addition, if the Arrangement is completed, all outstanding Company Warrants, Company Options and Zenabis Replacement Options, whether vested or unvested, shall, in accordance with the applicable incentive plan, warrant indenture or warrant certificate, as the case may be, under which they were issued, cease to represent a right to receive Company Shares and instead represent a right to receive Tilray Shares, subject to adjustment in number and exercise price based on the Exchange Ratio.

Holders of Company DSUs and Company RSUs, whether vested or unvested, will receive a cash payment equal to the number of Company DSUs and/or Company RSUs, as applicable, credited to such holder multiplied by US$1.25 and, thereafter, each such Company DSU and Company RSU shall be immediately cancelled and terminated.

Q:	What is the recommendation of the Board?

A:

After taking into consideration, among other things, the Formal Valuation and Fairness Opinion and the recommendation of the Special Committee, the Board (excluding the Conflicted Directors) unanimously concluded that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and fair to the Company Shareholders and unanimously recommends that the Company’s Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Board making this recommendation?

A:

In reaching its conclusion that the Arrangement is fair to Company Shareholders and that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company, the Board (excluding the Conflicted Directors) considered and relied upon a number of factors, including the recommendation of the Special Committee and those factors those described under the headings

- i -

“The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinion and Formal Valuation” in this Circular.

Q:	Do any directors or officers of the Company have any interests in the Arrangement that are different from, or in addition to, those of the Company Shareholders?

A:

In considering the unanimous recommendation of the Board (excluding the Conflicted Directors) to vote in favour of the matters discussed in this Circular, Company Shareholders should be aware that certain of the directors and officers of the Company have interests in the Arrangement that are different from, or in addition to, the interests of Company Shareholders generally. See “The Arrangement – Interest of Certain Persons in the Arrangement” in this Circular.

Q:	What will happen to the Company if the Arrangement is completed?

A:

If the Arrangement becomes effective, Company Shareholders will be entitled to receive the Consideration in exchange for their Company Shares and the Company will become a wholly-owned Subsidiary of Tilray and there will be no public market for the Company Shares.

Q:	Will the Company Shares continue to be listed on the TSX and the Nasdaq after the Arrangement?

A:	No. The Company expects the Company Shares to be delisted from the TSX and the Nasdaq and trading in Company Shares on the TSX and the Nasdaq to cease when the Arrangement is completed.

Assuming the Arrangement is completed, former Company Shareholders will hold Tilray Shares, which are listed on the TSX and the Nasdaq.

Q:	Will the Company Listed June 2018 Warrants continue to be listed on the TSXV after the Arrangement?

A:	No. The Company Listed June 2018 Warrants will expire on June 19, 2023 and as such, are expected to be delisted from the TSXV prior to the Effective Date.

Q:	Will the Company Listed April 2019 Warrants continue to be listed on the TSX after the Arrangement?

A:	Yes. The Company Listed April 2019 Warrants are expected to remain listed on the TSX following the Effective Date until their expiry on April 2, 2024.

Q:	What will happen if the Arrangement Resolution is not passed or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not passed or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, the Company will continue as a publicly traded entity and will continue to pursue its business plan on a stand-alone basis. As indicated in the section “The Arrangement – Reasons for the Arrangement”, the Board (excluding the Conflicted Directors) believes that the Arrangement is the only viable option available to the Company and that there are few, if any, prospects of a corporate, strategic or financing transaction that would be available to the Company if the Arrangement is not consummated. Additionally, there is a significant likelihood that the Company would default on one or more of its covenants under the Amended Senior Secured Note shortly following any termination of the Arrangement Agreement. Failure to complete the Arrangement could have an adverse effect, and would likely have a material adverse effect, on the price of the Company Shares and on the Company’s operations, financial condition or prospects. See “Risk Factors”. Furthermore, pursuant to the terms of the Arrangement Agreement, the Company may, in

- ii -

certain circumstances, be required to pay the Company Termination Fee or the Tilray Reimbursement Fee to Tilray, the result of which could adversely affect the Company’s financial position.

Q:	How will I know when the Arrangement will be implemented?

A:

The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement set out in the Arrangement Agreement. If the shareholder approval is obtained at the Meeting and all other conditions of the Arrangement are satisfied, the Arrangement is expected to be completed and the Effective Date is expected to occur in June 2023. On the Effective Date, the Company and Tilray will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented. It is not possible, however, to state with certainty when the Effective Date will occur. The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the OBCA. See “The Arrangement – Completion of the Arrangement”.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:

The Arrangement Resolution must be approved by (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders, virtually present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding, for purposes of (ii), Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101.

Q:	In addition to the approval of Company Shareholders, are there any other approvals required for the Arrangement?

A:

Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of the Required Regulatory Approvals. See “The Arrangement – Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in this Circular.

Q.	Does Tilray require stockholder approval to complete the Arrangement?

A:	Tilray is not required to obtain approval from its stockholders for the issuance of Tilray Shares pursuant to the Arrangement.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:

Yes. Company Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to, the following: (i) there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Company Shares; (ii) Company Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement; (iii) the Company will incur costs even if the Arrangement is not completed and may have to pay the Company Termination Fee or the Tilray Reimbursement Fee to Tilray; (iv) while the Arrangement is pending, the Company is restricted from taking many actions; (v) there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; (vi) the

- iii -

business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; and (vii) certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement.

Any failure to complete the Arrangement could materially and negatively impact the trading price of the Company Shares. See “Risk Factors” in this Circular. Readers are cautioned that such risk factors are not exhaustive.

Q:	Will I have the same rights holding Tilray Shares as I did holding Company Shares?

A:

Tilray is a Delaware corporation. The Company is incorporated under the OBCA. Upon completion of the Arrangement, Company Shareholders will become stockholders of Tilray and their rights as shareholders will be governed by Tilray’s constating documents and the DGCL. Certain of the rights associated with the Tilray Shares under the DGCL are different from the rights associated with Company Shares under the OBCA. See “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular for a discussion of the different rights associated with the Tilray Shares. The comparisons set forth in Appendix “G” are not an exhaustive statement of all relevant laws, rules and regulations and such appendix is intended as a general summary only.

Q:	When and where is the Meeting?

A:	The Meeting will be held on June 14, 2023 at 10:00 a.m. (Toronto time) as a virtual meeting, which will be conducted via live webcast.

Q:	Who is soliciting my proxy?

A:

Your proxy is being solicited by management of the Company. This Circular is furnished in connection with that solicitation. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. The Company has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $50,000 to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding Company Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

If you have any questions or need assistance with the completion and delivery of your proxy, please contact TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1 or by calling toll-free 1-866-600-5869 toll-free within North America or by e-mail or 416-682-3860 outside of North America, or by emailing tsxtis@tmx.com.

If you have any questions about depositing Company Shares pursuant to the Arrangement including with respect to completing the Letter of Transmittal, please contact Odyssey Trust, who is acting as depositary under the Arrangement, by telephone at 587-885-0960 or by email at corp.actions@odysseytrust.com.

- iv -

Q: Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:

Only Company Shareholders of record as of the close of business on May 5, 2023, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The quorum for the transaction of business at the Meeting will be all of the Company Shareholders or two Company Shareholders, whichever number is lesser, virtually present or represented by proxy.

Q:	How many Company Shares are entitled to vote?

A:	As of the Record Date, there were 43,996,355 Company Shares outstanding and entitled to vote at the Meeting.

Each Company Shareholder is entitled to one vote for each Company Share held by such holder.

Q:	What if I acquire ownership of Company Shares after the Record Date?

A:

You will not be entitled to vote Company Shares acquired after the Record Date on the Arrangement Resolution. Only Persons owning Company Shares as of the Record Date of May 5, 2023 are entitled to vote their Company Shares on the Arrangement Resolution.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:

If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Company Shares will be voted FOR the Arrangement Resolution and the other resolutions to be considered at the Meeting in accordance with the recommendation of the Board (excluding the Conflicted Directors).

Q:	When is the cut-off time for delivery of proxies?

A:

Proxies must be delivered to the Transfer Agent, by mail to Suite 301, 100 Adelaide Street West, Toronto, ON, M5H 4H1, by fax number 1-416-595-9593, or online at www.voteproxyonline.com, not later than 4:00 p.m. (Toronto time) on June 12, 2023 or not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

Q:	Can I change my vote after I submitted a signed proxy?

A:

Yes. If you want to revoke your proxy after you have delivered it, you may do this either: (a) by attending virtually and voting at the Meeting if you were a Registered Company Shareholder at the Record Date; (b) by signing a proxy bearing a later date; or (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Company at its address for such purpose, 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com).

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Toronto time) on the last Business Day before the day of the Meeting, or delivered to the Person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your Company Shares, but to do so you must attend the Meeting.

- v -

Q:	How do I receive my Consideration for my Company Shares under the Arrangement and when can I expect to receive such Consideration?

A:	Registered Company Shareholders

If you are a Registered Company Shareholder, in order to receive your Consideration, you must complete and send a Letter of Transmittal and the certificate(s) or DRS Statement representing your Company Shares and all other required documents to the Depositary. Assuming due delivery of such required documentation, Tilray will cause the Depositary to forward the certificate(s) or DRS Statement representing the Tilray Shares to which you are entitled to your address as shown on the register maintained by the Transfer Agent, as applicable, unless you indicated in the Letter of Transmittal an alternate address or that you wish to pick up the certificate(s) or DRS Statement representing the Tilray Shares from the office of the Depositary, located at Trader’s Bank Building, 702 – 67 Yonge Street Toronto ON M5E 1J8, Attention: Corporate Actions.

Non-Registered Company Shareholders

If you hold your Company Shares through a broker, investment dealer or other Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary through the procedures in place for such purposes between the central securities depositories CDS & Co., Cede & Co. or similar entities and such Intermediaries. You should contact your broker, investment dealer or other Intermediary if you have questions regarding this process.

Shareholders who do not deliver their certificate(s) or DRS Statement representing Company Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Company Shares.

See “The Arrangement – Procedure for Exchange of Company Shares” in this Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:

Company Shareholders who are residents of Canada for purposes of the Tax Act should be aware that the exchange of Company Shares for Tilray Shares under the Arrangement will be a taxable transaction for Canadian federal income tax purposes. Company Shareholders who are non-residents of Canada for purposes of the Tax Act and whose Company Shares are not “taxable Canadian property” will generally not be subject to tax under the Tax Act on the exchange of their Company Shares for Tilray Shares under the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement for Company Shareholders, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Company Shareholder. Company Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement for Company Shareholders?

A: For a summary of certain material U.S. federal income tax consequences of the Arrangement for Company Shareholders, see “Certain U.S. Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Company Shareholder. Company Shareholders should consult their own tax and investment advisors regarding the U.S. federal income and other tax consequences to them in light of their own circumstances.

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Q:	What happens if I do not surrender the certificate(s) or DRS Statement(s) representing my Company Shares in order to receive the Consideration under the Arrangement?

A:

Until surrendered, and assuming completion of the Arrangement, certificates or DRS Statements representing Company Shares will represent only the right of a Registered Company Shareholder to receive Tilray Shares (calculated by reference to the Exchange Ratio). If any such certificate or DRS Statement formerly representing Company Shares is not duly surrendered on or before the sixth anniversary of the Effective Date, on such date, (i) the applicable former Company Shareholder will be deemed to have donated and forfeited to Tilray or its successor any Consideration held by the Depositary or Tilray in trust for such former Company Shareholder to which such former Company Shareholder is entitled and (ii) any certificate or DRS Statement representing Company Shares formerly held by such former Company Shareholder will cease to represent a claim of any nature whatsoever against the Company and/or Tilray and any Consideration to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, will be deemed to have been surrendered to Tilray or any successor thereof for no consideration. Neither the Company nor Tilray, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or Tilray or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Q:	What happens if I send in my Company Share certificate(s) or DRS Statement(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:

If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Company Share certificate(s) or DRS Statement(s) will be returned promptly to you by the Depositary.

Q:	Am I entitled to Dissent Rights?

A:

The Interim Order provides Registered Company Shareholders with Dissent Rights in connection with the Arrangement that will be available if the Arrangement Resolution is approved by the Company Shareholders. Registered Company Shareholders who are considering exercising Dissent Rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Circular and the Interim Order, and comply with the provisions of the Dissent Rights, the full text of which is set out on Appendix “E” to this Circular. See “Dissent Rights” in this Circular.

Beneficial holders of Company Shares should be aware that only Registered Company Shareholders are entitled to Dissent Rights. Accordingly, a beneficial holder will not benefit from and may not exercise Dissent Rights unless it first makes arrangements for the Company Shares beneficially owned by it to be registered in its name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, if it makes arrangements for the registered holder of such Company Shares to dissent on the beneficial holder’s behalf.

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TABLE OF CONTENTS

GENERAL INFORMATION	XII

Information Contained in this Circular	xii

Information Contained in this Circular regarding Tilray	xii

Cautionary Note Regarding Forward-Looking Information and Risks	xii

Note to Company Shareholders Not Resident in Canada	xiv

Reporting Currencies and Accounting Principles	xv

GLOSSARY OF TERMS	XVI

SUMMARY	1

Terms and Principal Steps of Arrangement	1

Waiver and Amendment Agreement	1

The Meeting	2

Record Date	2

Purpose of the Meeting and Required Level of Shareholder Approval	2

Background to the Arrangement	2

Recommendation of the Special Committee	2

Recommendation of the Board	3

Reasons for the Arrangement	3

Fairness Opinion and Formal Valuation	5

MI 61-101 Requirements	6

Voting and Support Agreements	6

Interest of Certain Persons	6

The Company and Tilray	7

Conditions to the Arrangement	7

Non-Solicitation	7

Termination of Arrangement Agreement	8

Dissent Rights	8

Income Tax Considerations	9

Court Approval of the Arrangement	9

Regulatory Law Matters	10

Stock Exchange Delisting and Reporting Issuer Status	10

Canadian Securities Law Matters	10

United States Securities Law Matters	11

Risk Factors	12

Comparison of Rights of Company Shareholders and Tilray Stockholders	12

GENERAL PROXY INFORMATION	13

Purpose of the Meeting	13

Date, Time and Place of Meeting	13

Solicitation of Proxies	14

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Voting by Registered Company Shareholders	15

Voting by Proxy	15

Advice to Non-Registered Company Shareholders	16

Voting of Proxies	18

Interest of Certain Persons in Matters to be Acted Upon	19

Record Date, Voting Securities and Principal Holders Of Voting Securities	19

THE ARRANGEMENT	19

Principal Steps to the Arrangement	20

Background to the Arrangement	21

Recommendation of the Special Committee	32

Recommendation of the Board	32

Reasons for the Arrangement	32

Fairness Opinion and Formal Valuation	36

Approval of Arrangement Resolution	40

Voting and Support Agreements	40

Completion of the Arrangement	42

Procedure for Exchange of Company Shares	42

Treatment of Convertible Securities	44

Withholding Rights	45

Treatment of Dividends	45

Cancellation of Rights after Six Years	45

Court Approval of the Arrangement	45

Regulatory Law Matters and Securities Law Matters	47

Special Committee Compensation	52

Fees and Expenses	52

Interest of Certain Persons in the Arrangement	52

THE ARRANGEMENT AGREEMENT	54

General	54

Covenants	54

Representations and Warranties	64

Conditions of Closing	65

Termination	68

Modifications or Amendments	70

Governing Law	71

WAIVER AND AMENDMENT AGREEMENT	71

RISK FACTORS	73

Risks Associated with the Arrangement	73

Risks relating to Tilray after completion of the Arrangement	77

Risks relating to the Company	78

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DISSENT RIGHTS	78

Addresses for Notice of Dissent	80

Strict Compliance with Dissent Provisions Required	80

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	80

Holders Resident in Canada	81

Exchange of Company Shares under the Arrangement	81

Dissenting Resident Holders	82

Holding and Disposing of Tilray Shares	82

Taxation of Capital Gains and Losses	83

Holders Not Resident in Canada	84

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	86

Scope of this Disclosure	86

Certain U.S. Federal Income Tax Consequences of the Arrangement for U.S. Holders	88

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders	90

INFORMATION CONCERNING THE COMPANY	93

Overview	93

Material Changes in the Affairs of the Company	94

Principal Holders of Company Shares	94

Description of Share Capital	94

Price Range and Trading Volume	94

Prior Sales and Purchases	95

Ownership of Securities	96

Previous Distributions	97

Dividends	98

Risk Factors	98

Comparison of Rights of Company Shareholders and Tilray Stockholders	98

Commitments to Acquire Securities of the Company	99

INFORMATION CONCERNING TILRAY	99

INFORMATION CONCERNING TILRAY FOLLOWING THE ARRANGEMENT	99

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON AT THE MEETING	100

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	100

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	100

ADDITIONAL INFORMATION	100

DIRECTORS’ APPROVAL	101

CONSENT OF HAYWOOD SECURITIES INC.	102

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APPENDICES

APPENDIX “A” ARRANGEMENT RESOLUTION	A-1
APPENDIX “B” PLAN OF ARRANGEMENT	B-1
APPENDIX “C” FORMAL VALUATION AND FAIRNESS OPINION	C-1
APPENDIX “D” INTERIM ORDER AND NOTICE OF APPLICATION	D-1
APPENDIX “E” DISSENT PROVISIONS	E-1
APPENDIX “F” INFORMATION CONCERNING TILRAY	F-1
APPENDIX “G” COMPARISON OF RIGHTS OF COMPANY SHAREHOLDERS AND TILRAY STOCKHOLDERS	G-1

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GENERAL INFORMATION

Information Contained in this Circular

The information contained in this Circular, unless otherwise indicated, is given as of May 1, 2023.

No Person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein will, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Company Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Waiver and Amendment Agreement and the Voting and Support Agreements are only summaries of those documents, and Company Shareholders should refer to the full text of each such document for complete details. Those documents have been filed by the Company under its SEDAR and EDGAR profiles at www.sedar.com and at www.sec.gov. In addition, the Plan of Arrangement is attached as Appendix “B” to this Circular.

Information Contained in this Circular regarding Tilray

The information concerning Tilray, its Affiliates, and the Tilray Shares contained in this Circular has been provided by Tilray for inclusion in this Circular and should be read together with, and is qualified by, the documents filed by Tilray with a securities commission or similar authority in Canada or the United States that are incorporated by reference herein. Although the Company has no knowledge that would indicate any statements contained herein relating to Tilray, its Affiliates, or the Tilray Shares, taken from or based upon such information provided by Tilray are untrue or incomplete, neither the Company nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tilray, its Affiliates, or the Tilray Shares, or for any failure by Tilray to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

Cautionary Note Regarding Forward-Looking Information and Risks

This Circular and the documents incorporated by reference herein contain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; covenants of the Company and Tilray; the timing for the implementation of the Arrangement; the potential benefits of the Arrangement and the Waiver and Amendment Agreement; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the value and nature of the Consideration to Company Shareholders pursuant to the Arrangement; the process and timing of delivery of the

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Consideration to Company Shareholders following the Effective Time; statements made in, and based upon, the Formal Valuation and the Fairness Opinion; statements relating to the business and future activities of, and developments related to the Company and Tilray after the date of this Circular and prior to the Effective Time and of Tilray after the Effective Time; Shareholder Approvals; Court approval of the Arrangement; regulatory approvals of the Arrangement; market position and future financial or operating performance of the Company and Tilray; liquidity of Tilray Shares following the Effective Time; requirements for additional funding and/or capital of the Company and/or Tilray; the timing and possible outcome of current litigation and pending litigation in future periods; goals; strategies; future growth; the adequacy of financial resources; access to capital; potential non-core asset sales and timing for such sales; operating synergies; expectations regarding the delisting of the Company Shares from, and the listing of Tilray Shares on, the Nasdaq and the TSX following the Effective Time; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable in the Arrangement; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “scheduled”, “forecasts”, “estimates”, “believes”, “intends” or variations of such words and phrases or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of the Company’s and Tilray’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward- looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court and the receipt of the Required Regulatory Approvals.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Tilray to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward- looking statements, including, without limitation: there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Company Shares; Company Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement; the Company will incur costs even if the Arrangement is not completed and may have to pay the Company Termination Fee or the Tilray Reimbursement Fee to Tilray; while the Arrangement is pending, the Company is restricted from taking many actions; there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; the Company will not continue as a public company and potential opportunity for growth will be eliminated; the Arrangement may divert the attention of the Company’s management; the Company’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; Company Shareholders interest in the Company’s business will be diluted; the business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement; and general business, economic, competitive, political, regulatory and social uncertainties, including uncertainty related to the cannabis markets.

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Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” and in Appendix “F” to this Circular, and in other documents incorporated by reference in this Circular, including, but not limited to, under the heading “Risk Factors” in the Company AIF, the Company’s management discussion and analysis for the years ended July 31, 2022 and 2021, dated October 31, 2022, and the Company’s management discussion and analysis for the three and six months ended January 31, 2023 and 2022, dated March 16, 2023, filed with the Canadian provincial securities regulatory authorities.

Furthermore, upon the completion of the Arrangement, Tilray will face the same risk factors that Tilray currently faces with respect to its business and affairs. In addition to information set out elsewhere in this Circular, certain of these risk factors are described in other documents incorporated by reference herein including under the heading “Risk Factors” in Tilray’s Annual Report on Form 10-K for its fiscal year ended May 31, 2022, as amended by the Form 10-K/A filed on October 7, 2022, and Tilray’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2023, filed with the SEC as well as the applicable Canadian provincial securities regulatory authorities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Circular and other than as required by applicable Securities Laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Note to Company Shareholders Not Resident in Canada

The Company is a corporation organized under the laws of the Province of Ontario. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and Canadian Securities Laws. Company Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of the Province of Ontario, that all or substantially all of its assets are located in Canada and that a majority of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada. Further, it may be difficult or impossible for Company Shareholders resident in the United States to effect service of process within the United States upon the Company and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. Company Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the U.S. Securities Laws or any state within the United States, including “blue sky laws” of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the U.S. Securities Laws, including “blue sky laws” of any state within the United States.

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, INCLUDING THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION

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CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Company Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and in such foreign jurisdiction, including the United States. Other than potential tax consequences in the United States, such consequences for Shareholders in foreign jurisdictions are not described in this Circular. It is strongly recommended that all Non-Resident Holders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the issuance of Tilray Shares in exchange for their Company Shares.

Reporting Currencies and Accounting Principles

Unless otherwise indicated herein, references to “$” or “Canadian dollars” are to Canadian dollars.

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to the Company are reported in Canadian dollars and have been prepared in accordance with IFRS, and thus the presentation of such financial statements of the Company may differ from financial statements prepared in accordance with U.S. GAAP.

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Tilray are reported in United States dollars and have been prepared and presented in accordance with U.S. GAAP, and thus the presentation of such financial statements of Tilray may differ from financial statements prepared in accordance with IFRS.

As at May 1, 2023, the daily average exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00=CDN$1.3546 (or CDN$1.00=US$0.7382). The following table sets out the rates of exchange for the U.S. dollar in terms of Canadian dollars in effect at the end of the periods indicated and the average annual exchange rates for such periods as reported by the Bank of Canada.

	12 months ended March 31,
(US$:C$)	2023	2022	2021	2020
Highest rate during the period	1.3856	1.2942	1.4217	1.4496
Lowest rate during the period	1.2451	1.2040	1.2455	1.2970
Rate at end of period	1.3533	1.2496	1.2575	1.4187
Average rate for period	1.3230	1.2536	1.3219	1.3308

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GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders.

“8% Unsecured Convertible Debentures”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Acquisition Proposal”

means, at any time, whether or not in writing, any offer, proposal or inquiry (including any modification or proposed modification of any such offer, proposal or inquiry) with respect to (a) any direct or indirect acquisition by any Person or group of Persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) in a single transaction or a series of transactions, representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares), or (b) any direct or indirect acquisition by any Person or group of Persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the votes attached to the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares), or (c) any direct or indirect acquisition by any Person or group of Persons of any assets of the Company and/or one or more of its Subsidiaries (including shares or other equity interests of any Subsidiary) individually or in the aggregate contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or representing 20% or more of the assets of the Company and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record) (or any lease, license, or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, in each case, whether by arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company or any Subsidiary, and in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement and any transaction between the Company and/or one or more of its wholly-owned Subsidiaries or between the Company and Tilray or any of its Affiliates.

“Action”

means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Adjusted EBITDA”	has the meaning ascribed to such term in the Amended Senior Secured Note, namely, for any fiscal quarter, the Adjusted EBITDA of the

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Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to Tilray or any Affiliate thereof during the applicable quarter.

“Adverse Proposal”

means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of the Company (other than as contemplated in the Arrangement Agreement), (c) any amendment to the Company’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of the Company or its corporate structure or in any material terms of any security of the Company, or otherwise obligating the Company to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Voting and Support Agreements.

“Adverse Recommendation Change”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Non-Solicitation Covenants”.

“Advisory Services Agreement”	means the advisory services agreement between the Company and Aphria Inc., a wholly-owned Subsidiary of Tilray, dated July 12, 2022.

“Affiliate”	has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions.

“allowable capital loss”

has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

“Alternatives”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Alternative Transaction Agreement”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Non-Solicitation Covenants”.

“Amended Senior Secured Note”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

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“ARC”	means an advance ruling certificate issued by the Commissioner under Section 102 of the Competition Act.

“Arrangement”

means an arrangement under the provisions of Section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Tilray, each acting reasonably.

“Arrangement Agreement”

means the arrangement agreement dated as of April 10, 2023 between Tilray and the Company including (unless the context requires otherwise) the schedules thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution”	means the special resolution of Company Shareholders approving the Arrangement which is to be considered at the Meeting and is to be substantially in the form and content of Appendix “A” hereto.

“Articles of Arrangement”

means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and Tilray, each acting reasonably.

“Board”	means the board of directors of the Company, as constituted from time to time.

“Board Recommendation”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Recommendation of the Board”.

“Brantford Property”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Brantford Property Transfer”	has the meaning ascribed to such term under the following heading in this Circular: “Waiver and Amendment Agreement”.

“Breaching Party”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Covenants Regarding Notice and Cure Provision”.

“Broadridge”	means Broadridge Investor Solutions Inc.

“Business Day”

means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business.

“Canadian Securities Laws”

means the Securities Act (Ontario), and any other applicable Canadian provincial and territorial securities Laws, rules, instruments, notices, promulgations and regulations and published policies thereunder.

“Cannabis Laws”	means the Cannabis Act (Canada) and any other law, statute, rule or regulation in Canada or any other applicable jurisdiction (including any

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province, territory or other subjurisdiction) relating in any way to the production, cultivation, possession, storage, transportation, distribution, sale or use of cannabis and related substances and products, and including all regulations, official directives, orders, judgments and decrees promulgated under any of the foregoing.

“Cannabis License”

means any temporary, provisional, or permanent permit, license, or authorization from or registration with any Governmental Entity that regulates the cultivation, harvesting, production, processing, marketing, distribution, sale, possession, or transfer of cannabis, marijuana, or related substances or products containing cannabis, marijuana, or related substances, whether for medical or recreational use.

“CCAA Petition”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“CDS & Co.”	means the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms.

“Cede & Co.”	means the registration name for The Depository Trust Company, which acts as a nominee for many U.S. brokerage firms.

“Certificate of Arrangement”	means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed.

“Chair”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Circular”

means, collectively, the Notice of Meeting and this management information circular of the Company, including all appendices and exhibits hereto, sent to Company Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Clearing Agency”	has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Advice to Non-Registered Shareholders”.

“Code”	means the United States Internal Revenue Code of 1986, as amended.

“Commissioner”

means the Commissioner of Competition appointed under the Competition Act and any Person authorized under the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition.

“Company” or “HEXO”	means HEXO Corp., a corporation existing under the laws of Ontario.

“Company AIF”	means the Company’s annual information form for the year ended July 31, 2022 dated October 31, 2022.

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“Company Awards”	means the Company Options, Company RSUs, Company DSUs and Zenabis Replacement Options.

“Company Breach Termination Right”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Termination – Termination Events”.

“Company Disclosure Letter”	means the disclosure letter delivered to Tilray by the Company concurrently with the Arrangement Agreement.

“Company DSUs”	means the deferred share units issued under the Company Omnibus Plan.

“Company Employees”	means the officers and employees of the Company and its Subsidiaries.

“Company Listed April 2019 Warrants”

means the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of April 2, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada, listed on the TSX as “HEXO.WT.A”.

“Company Listed June 2018 Warrants”

means the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of June 19, 2018, between Newstrike Resources Ltd. and TSX Trust Company, as supplemented by that warrant indenture dated as of May 24, 2019 among the Company, Newstrike Brands Ltd. and TSX Trust Company, listed on the TSXV as “HIP.WT.A”.

“Company Material Contracts”

means the following Contracts to which the Company or its Subsidiaries is a party or to which it is bound, the true and complete list of which is set forth in Section 22 of the Company Disclosure Letter:

(i) any supply or purchase Contract that (A) required payments either to or from the Company and its Subsidiaries of more than $200,000 in the aggregate in the past twelve (12) months, or (B) is reasonably likely to require payments either to or from the Company and its Subsidiaries of more than $200,000 in the aggregate in the next twelve (12) months;

(ii)  any partnership, joint venture, strategic alliance, or an arrangement for the sharing of profits or proprietary information or other similar agreement or arrangement that is material to the business of the Company or any of its Subsidiaries and that relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance, or sharing of profits or proprietary information material to the business of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a five percent (5%) voting, economic or other membership or partnership interest, or any interest valued at more than $100,000 without regard to percentage voting or economic interest;

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(iii)   any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property owned by the Company, in either case, whether incurred, assumed, guaranteed or secured by any asset, in excess of $200,000;

(iv) any Contract that: (A) limits in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, Tilray or any of its Subsidiaries) may engage or the manner or geographic areas in which any of them may so engage in any business; (B) stipulates covenants of any other Person not to compete with the Company or any of its Subsidiaries (or, after the Effective Time, Tilray or any of its Subsidiaries) in any type of business or in any geographical area; (C) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries; or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except as would not be material to the Company and its Subsidiaries (taken as a whole);

(v) any Contract with a Governmental Entity for a value in excess of $200,000;

(vi) any Contract containing (A) covenants of the Company or any of its Subsidiaries (or, after the Effective Time, Tilray or any of its Subsidiaries) not to solicit or hire any Person with respect to employment or (B) covenants of any other Person not to solicit or hire any Person with respect to employment, excluding, in each case, customary non-solicitation provisions regarding the non-solicitation of customers, suppliers and partners in Contracts with such Persons.

(vii)  except for compensation or other employment arrangements, any Contract between the Company or any of its Subsidiaries, on the one hand, and (A) any current or former director, (B) current or former chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, (C) any Person which, to the knowledge of the Company based on the information set out in (i) the Information Circular of the Company dated December 14, 2022 (as amended from time to time), and (ii) a list of non-objecting beneficial owners of the Company Shares as of December 22, 2022, provided by TSX Trust Company, beneficially owns one percent or more of the number or the voting power attached to the issued and outstanding Company Shares, on the other hand, or (D) an associate of any such Person listed in clause (C) above;

(viii) any Contract that grants any right of first refusal or right of

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       first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(ix) any Contract that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, the Company’s products or services (or licenses to the Company that person’s products or services) for a fixed aggregate price at no additional charge;

(x)   any Contract (other than Company Awards) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xi) any Contract for the employment of, or receipt of any services from any Company Employee providing for annual cash base salary or wage or consulting fees (excluding, for the avoidance of doubt, variable compensation) in excess of $200,000;

(xii) any employment or consulting Contract which provides for change in control entitlements, or active retention payments in connection with a change of control in excess of $50,000;

(xiii)  any Contract with any independent contractors of the Company or any of its Subsidiaries or other Persons that have provided intellectual property or other proprietary information development services to the Company;

(xiv) any collective bargaining agreement or similar Contract with any labour union, works council, labour organization, economic committee, or other employee representative body applicable to any Company Employee;

(xv)   any Contract that contains a change of control provision that modifies the rights of any party to such Contract or requires consent of a party thereto in connection with the transactions contemplated by the Arrangement Agreement; and

(xvi) any Contracts pursuant to which (A) the Company or any of its Subsidiaries is granted by any other Person, or grants to any other Person, any license, sublicense, consent to use, settlement, coexistence agreement, covenant not to sue, waiver, release, or permission, whether written or oral, relating to any Intellectual Property Rights, or that assigns to any Person, or is assigned by any Person, any Intellectual Property Rights (other than shrink wrap agreements for off-the-shelf software), or (B) any research or development activities are conducted with respect to any of the Company or any of its Subsidiaries products and services or any Intellectual Property

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Rights of the Company or any of its Subsidiaries.

“Company Omnibus Plan”

means the Company’s omnibus long-term incentive plan approved by the Company Shareholders on August 28, 2018, as further amended and restated on March 12, 2021 and then approved and ratified by the Company Shareholders on March 8, 2022.

“Company Options”	means, at any given time, the outstanding options to purchase Company Shares, issued pursuant to the Company Omnibus Plan and the Previous Company Stock Option Plan.

“Company Plan”

means the Company Omnibus Plan, the Previous Company Stock Option Plan and any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by the Company or any of its Subsidiaries with respect to the Company Employees or former Company Employees and includes deferred compensation, equity based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.

“Company Public Disclosure Record”

means all documents and instruments required to be filed or furnished by the Company under the U.S. Exchange Act and the Securities Act (Ontario) (including under National Instrument 51-102 – Continuous Disclosure Obligations) filed by or on behalf of the Company on SEDAR and EDGAR prior to the date of the Arrangement Agreement.

“Company Reimbursement Fee”

means a reimbursement payment in an amount equal to the total of all out-of-pocket third-party transaction fees and expenses incurred by the Company in connection with the transactions provided for in this Agreement up to a maximum of US$1,500,000.

“Company RSUs”	means the restricted share units issued under the Company Omnibus Plan.

“Company Securityholders”	means collectively, the Company Shareholders, the holders of the Company Awards, and the holders of Company Warrants.

“Company Shareholders”	means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Shares”	means common shares in the capital of the Company.

“Company Termination Fee”	means US$2,200,000.

“Company Termination Fee Event”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Termination – Company Termination Fee Events”.

“Company Warrants”	means, collectively, (i) the warrants to purchase Company Shares issued pursuant to (a) the Company Listed June 2018 Warrants and (b) the

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warrant certificates issued by Newstrike Resources Ltd. to various holders on June 19, 2018;

(ii)  the Company Listed April 2019 Warrants;

(iii)   the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of April 13, 2020 between the Company and TSX Trust Company;

(iv) the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of May 21, 2020 between the Company and TSX Trust Company;

(v)   the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of June 5, 2020 between the Company and TSX Trust Company;

(vi) the warrants to purchase Company Shares issued pursuant to the warrant indenture dated as of August 24, 2021 between the Company and TSX Trust Company;

(vii)  the outstanding certificated warrants to purchase common shares of Zenabis, as exchanged for warrants to purchase common shares of the Company pursuant to the warrant exchange agreement made as of October 31, 2022 between Zenabis and the Company;

(viii)  the warrants to purchase Company Shares issued pursuant to the Zenabis Supplemental Warrant Indentures;

(ix) the certificated warrants of the Company issued to certain holders on December 31, 2019; and

(x)   the certificated warrants of the Company issued to certain holders on January 22, 2020.

“Competition Act”	means the Competition Act, R.S.C., 1985, c. C-34, as amended.

“Competition Act Approval”

means one of the following shall have occurred with respect to the transactions contemplated by the Arrangement Agreement: (1) an ARC shall have been issued by the Commissioner; or (2) the Commissioner shall have issued a No-Action Letter and any requirement to notify the proposed transactions that are contemplated by the Arrangement Agreement under Part IX of the Competition Act has been waived or any applicable waiting period under Section 123 of the Competition Act has expired or been waived.

“Confidentiality Agreement”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Conflicted Directors”	means Mr. Roger Savell, Ms. Denise Faltischek and Mr. Mark Attanasio, having each declared an interest in the Arrangement and

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having recused themselves and abstained from voting on matters related to the Arrangement.

“Consideration”

means 0.4352 of a Tilray Share to be received in respect of each Company Share held by Company Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement (subject to adjustment in accordance with Section 2.10 of the Arrangement Agreement).

“Contract”

means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.

“Court”	means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“Depositary”	means Odyssey Trust Company.

“DGCL”	means the General Corporation Law of the State of Delaware.

“Director”	means the Director appointed under Section 278 of the OBCA.

“Dissent Rights”	means the rights of dissent of Registered Company Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissenting Non-Resident Holder”

has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Resident Holder”	has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Dissenting Shareholder”

means a Registered Company Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such Registered Company Shareholder.

“Dissenting Shares”	means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.

“DLA”	means DLA Piper (Canada) LLP and DLA Piper LLP (US).

“DRS Statement”

means a statement issued by the Transfer Agent or the Depositary, as applicable, in the Direct Registration System evidencing the securities held by a shareholder in book-based form in lieu of a physical share certificate.

“EBITDA”	means earnings before interest, taxes, depreciation, and amortization.

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“EDGAR”	means the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which can be accessed online at www.sec.gov.

“Effective Date”

means the date designated by the Company and Tilray by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied (to the extent capable of being satisfied prior to the Effective Time) or waived.

“Effective Time”	means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Company and Tilray may agree upon in writing before the Effective Date.

“Eligible Institution”

means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“ELOC”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Engagement Letter”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Fairness Opinion and Formal Valuation – Mandate and Engagement of Haywood”.

“Exchange Ratio”	means 0.4352 of a Tilray Share for each Company Share.

“Existing Competition Act Approval”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Regulatory Law Matters and Securities Law Matters – Competition Act Approval”.

“Fair Market Value”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Fairness Opinion and Formal Valuation – Approach to Value and Key Factors Considered”.

“Fairness Opinion”

means the opinion of Haywood to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view.

“FATCA”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – Tax Consequences to non-U.S. Holders Arising from the Ownership or Disposition of Tilray Shares – Foreign Account Tax Compliance Act Withholding”.

“Final Order”

means the order of the Court in a form acceptable to Tilray and the Company, each acting reasonably, approving the Arrangement under subsection 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the

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Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Tilray, each acting reasonably) on appeal.

“Formal Valuation”	means the independent formal valuation required to be obtained in connection with the Transaction pursuant to MI 61-101.

“Fort Collins Properties”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Governmental Entity”

means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Haywood”	means Haywood Securities Inc.

“High Trail”	means HT Investments MA LLC.

“Holder”	has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations”.

“IFRS”	means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Intellectual Property Rights”

means any and all intellectual property and industrial property, and all related rights, interests, and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, all registrations, applications for registration, and renewals of such rights, and the goodwill connected with the use of and symbolized by any of the foregoing, including any and all: patents (including all reissues, divisionals, continuations, continuations-in-part and extensions thereof), provisional patent applications, trademarks, service marks, trade names, or similar indicia of source of origin, copyrights and works of authorship (whether or not copyrightable), Trade Secrets, proprietary and non-public business information, confidential information, know-how, methods, processes, techniques, designs, inventions, technology, technical data, schematics, recipes, formulae, formulations, customer lists, websites and domain names, uniform resource locators and other names and locators associated with the Internet, and rights in social networking names, pages and tags, and associated web addresses, URLs, websites and web pages, and all content and data thereon and relating thereto, and all other intellectual property rights including

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design rights (whether or not appropriate steps have been taken to protect such rights under applicable law), and with respect to the each of the foregoing, the right (whether at law, in equity, by contract or otherwise) to use, practice or otherwise exploit any of the foregoing, together with all royalties, fees, income, payments, and other proceeds now or hereafter due or payable to the Company or its Subsidiaries and any claims, causes of action or rights to sue for and remedies against past, present and future infringements of any of the foregoing, whether accruing before, on, or after the date of the Arrangement Agreement.

“Interested Parties”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Fairness Opinion and Formal Valuation – Independence of Haywood”.

“Interim Order”

means the interim order of the Court dated May 10, 2023 pursuant to subsection 182(5) of the OBCA, in a form acceptable to the Company and Tilray, each acting reasonably, providing for, among other things, orders and directions with respect to the Arrangement and the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and Tilray, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, and a copy of which is attached as Appendix “D” to this Circular.

“Interim Period Financing”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Covenants of the Company Relating to Conduct of Business”.

“Intermediary”	has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Advice to Non-Registered Shareholders”.

“IRS”	has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations”.

“KAOS”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Law”

means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity, including any Cannabis Laws, and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

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“Leased Real Property”	means the real property leased by the Company or its Subsidiaries or in respect of which the Company or its Subsidiaries hold a leasehold interest or have a license to use and/or occupy.

“Letter of Transmittal”

means the letter of transmittal delivered by the Company to Company Shareholders together with this Circular providing for the delivery of Company Shares by Registered Company Shareholders to the Depositary.

“Liens”

means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third-party encumbrance, in each case, whether contingent or absolute.

“Locked-Up Shareholders”

means the Persons who are party to the Voting and Support Agreements, namely Mark Attanasio, Vincent Chiara, Hélène F. Fortin, Rob Godfrey, Peter James Montour, William Todd Montour, Joelle Maurais, Rick Redekop, Mona Matta and Jackie Fletcher.

“Matching Period”	means the five Business Day period following the day of Tilray’s receipt of the Superior Proposal Notice.

“Material Adverse Effect”

means in respect of any Person, any change, effect, event, circumstance, occurrence or development that, taken together with all other changes, effects, events, circumstance, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), or financial condition of that Person and its Subsidiaries, individually or taken as a whole, provided, however, that any change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall be deemed not to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(i) changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;

(ii)  any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, monetary policy, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(iii) any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

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(iv) any epidemics, pandemics or disease outbreak or other public health condition, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(v)   any adoption, proposal, implementation or other change in Law, including any Laws in respect to Taxes or regulatory accounting requirements, in each case after the date of the Arrangement Agreement;

(vi) the announcement of the Transaction or the pendency of the Transaction;

(vii)  the taking of any action required by the Arrangement Agreement or the failure to take any action prohibited by the Arrangement Agreement, excluding any obligation to act in the ordinary course of business;

(viii) any matter which has been expressly disclosed as not constituting a Material Adverse Effect in the Company Disclosure Letter;

(ix) any change in applicable generally accepted accounting principles, including IFRS;

(x)   any change in the market price or trading volume of any securities of the Person or any suspension of trading in publicly trading securities generally, or any credit rating downgrade, negative outlook, watch or similar event relating to the Person (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); and

(xi) the failure of the Person or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has otherwise occurred), but provided in the case of (i) through (v), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not have a disproportionately greater impact or effect on the Person as compared to companies in comparable industries and operating in the same jurisdiction.

“Meeting”	means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in

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accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement.

“Meeting Materials”	has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Solicitation of Proxies”.

“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minimum Liquidity Covenant”	means the minimum liquidity covenant of the Company set forth in Section 9(M) of the Amended Senior Secured Note, taking into account the Waiver and Amendment Agreement.

“Minimum Liquidity Requirement Waiver”	has the meaning ascribed to such term under the following heading in this Circular: “Waiver and Amendment Agreement”.

“Misrepresentation”	has the meaning ascribed to such term under the Securities Act (Ontario) and under U.S. Securities Laws, as applicable.

“Nasdaq”	means the Nasdaq Stock Market.

“New SRO”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Fairness Opinion and Formal Valuation – Credentials of Haywood”.

“NI 54-101”	means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No-Action Letter”

means written advice issued by the Commissioner advising that the Commissioner does not, at the time, intend to make an application under Section 92 of the Competition Act in respect of the proposed transactions that are contemplated by the Arrangement Agreement.

“NOBO”

has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Advice to Non-Registered Shareholders – Distribution of Meeting Materials to Non-Registered Company Shareholders”.

“Non-Registered Company Shareholder”	means a Company Shareholder who is not a Registered Company Shareholder.

“Non-Resident Holder”	has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-Solicitation Covenants”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Non-Solicitation Covenants”.

“Notice of Application”	means the amended notice of application for the Final Order, in the form attached as Appendix “D” to this Circular.

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“Notice of Dissent”	means a notice of dissent duly and validly given by a Registered Company Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in the Plan of Arrangement.

“Notice of Meeting”	means the notice of special meeting to the Company Shareholders which accompanies this Circular.

“Notifiable Transaction”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Regulatory Law Matters and Securities Law Matters – Competition Act Approval”.

“Notifications”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Regulatory Law Matters and Securities Law Matters – Competition Act Approval”.

“NRFC”	means Norton Rose Fulbright Canada LLP.

“OBCA”	means the Business Corporations Act (Ontario), as amended.

“OBO”

has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Advice to Non-Registered Company Shareholders – Distribution of Meeting Materials to Non-Registered Company Shareholders”.

“Order”

means a Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement in accordance with the terms of the Arrangement Agreement enacted, issued, promulgated, enforced or entered by a court or other Governmental Entity of competent jurisdiction.

“ordinary course of business” or any similar reference

means, with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Organizational Documents”

means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

“Original Note”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

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“Outside Date”	means August 31, 2023 or such later date as may be agreed to by the Parties in writing.

“Owned Real Property”	means the real property owned by the Company or its Subsidiaries or in respect of which the Company or its Subsidiaries hold an ownership interest.

“Parties”	means, collectively, the Company and Tilray, and “Party” means any one of them.

“Permit”	means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity, including the Cannabis Licenses.

“Person”

includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“PFIC”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – PFIC Status”.

“Plan of Arrangement”

means the plan of arrangement, substantially in the form set out in Appendix “B” hereto, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Company and Tilray, each acting reasonably.

“Preliminary Proposal”	the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Previous Company Stock Option Plan”	means the Hydropothecary Corporation stock option plan as approved by the shareholders of the Hydropothecary Corporation on January 17, 2018 and any amendments thereto.

“Privacy Laws”

means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario) and any comparable applicable Law of any jurisdiction.

“Proposed Amendments”	has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations”.

“Proposed Regulations”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – Tax Consequences to non-U.S. Holders Arising from the Ownership or Disposition of Tilray Shares – Foreign Account Tax Compliance Act Withholding”.

“PwC”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

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“QuickVote™ System”

has the meaning ascribed to such term under the following heading in this Circular: “General Proxy Information – Advice to Non-Registered Company Shareholders – Voting by Non-Registered Company Shareholders”.

“Record Date”	means May 5, 2023.

“Redecan”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Registered Company Shareholder”

means a holder of Company Shares that has a certificate representing the Company Shares or DRS Statement issued in such Registered Company Shareholder’s name and, as a result, have your name shown on the register of Company Shareholders kept by the Transfer Agent, TSX Trust Company.

“Registered Plans”	has the meaning ascribed to such term under the following heading of this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Regulatory Approval”

means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case, necessary to proceed with the Transaction and includes the Required Regulatory Approvals. For greater certainty, all notifications, filings and approvals required from or required to be provided to Health Canada in connection with the consummation of the transactions contemplated by the Arrangement Agreement all constitute Regulatory Approval.

“Reorganization”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – Exchange of Company Shares Pursuant to the Arrangement by U.S. Holders”.

“Representatives”

means, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.

“Required Regulatory Approvals”

means the following approvals, consents and/or notice: (a) approvals from (i) Health Canada and (ii) Alberta Gaming, Liquor & Cannabis prior to the consummation of the transactions contemplated by the Arrangement Agreement; (b) notices to (i) the Liquor and Cannabis Regulation Branch (British Columbia), (ii) the Newfoundland Labrador Liquor Corporation and (iii) the Saskatchewan Labrador Liquor Corporation; (c) the Competition Act Approval; and (d) the Stock Exchange Approvals.

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“Resident Holder”	has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Revised Proposal”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Rule 144”	means Rule 144 under the U.S. Securities Act.

“SEC”	means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption”	means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

“Securities Laws”	means the Canadian Securities Laws and the U.S. Securities Laws.

“SEDAR”

means the System for Electronic Document Analysis and Retrieval, as outlined in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com.

“Shareholder Approvals”

means the requisite approval of the Arrangement Resolution by (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101).

“Special Committee”	means the committee of independent directors established by the Board in connection with the transactions contemplated by the Arrangement Agreement.

“Stock Exchange Approvals”

means necessary approvals for the listing on the Nasdaq and the TSX of (i) the Tilray Shares to be issued to Company Shareholders (other than Dissenting Shares) as Consideration in exchange for their Company Shares pursuant to the Plan of Arrangement; and (ii) the Tilray Shares issuable upon exercise or vesting of the Company Awards (other than Company RSUs and Company DSUs deemed to be unconditionally redeemed and assigned and transferred by such holder to the Company) and Company Warrants.

“Subject Shares”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Voting and Support Agreements”.

“Subsidiary”	has the meaning ascribed to such term in National Instrument 45-106—Prospectus Exemptions.

“Superior Proposal”

means a bona fide written Acquisition Proposal (provided, however, that, for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made by a Person or group of Persons acting jointly (other than Tilray and its

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Affiliates) and which or in respect of which (a) the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel: (i) would, taking into account all of the terms and conditions of such Acquisition Proposal (including all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making such Acquisition Proposal), and if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders (other than Tilray and its Affiliates) from a financial point of view than the Arrangement; and (ii) is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; and (b) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal at the time and on the basis set out therein; (c) is not subject to any due diligence condition or due diligence termination right in favour of the acquiror; and (d) complies with applicable Securities Laws and does not result in a breach of Article 5 of the Arrangement Agreement.

“Superior Proposal Notice”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Non-Solicitation Covenants”.

“Tax Act”	means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Tax” or “Taxes”

means: (i) any and all taxes, duties, excises, assessments, imposts, and levies imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all government employment/unemployment insurance premiums, government health insurance premiums and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; and (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

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“taxable capital gain”

has the meaning ascribed to such term under the following heading in this Circular: “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

“Termination Notice”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Covenants Regarding Notice and Cure Provision”.

“Terminating Party”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Covenants – Covenants Regarding Notice and Cure Provision”.

“Tilray”	means Tilray Brands, Inc., a corporation existing under the laws of the State of Delaware.

“Tilray Board”	means the board of directors of Tilray.

“Tilray Breach Termination Right”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Termination – Termination Events”.

“Tilray By-laws”	means Tilray’s current amended and restated by-laws with an effective date of January 10, 2022.

“Tilray Charter”	means Tilray’s third amended and restated certificate of incorporation dated March 20, 2023.

“Tilray Options”

means the outstanding options, if any, to purchase Tilray Shares issued pursuant to any Tilray benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Tilray or any of its Subsidiaries with respect to Tilray’s employees or former employees.

“Tilray RSUs”

means the restricted stock awards issued to eligible participants under any Tilray benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Tilray or any of its Subsidiaries with respect to Tilray’s employees or former employees.

“Tilray’s Public Disclosure Record”

means all documents and instruments required to be filed or furnished by Tilray under the U.S. Exchange Act and the Securities Act (Ontario) (including under National Instrument 51-102 – Continuous Disclosure Obligations) filed by or on behalf of Tilray on SEDAR and on EDGAR prior to the date of the Arrangement Agreement.

“Tilray Reimbursement Fee”

means a reimbursement payment in an amount equal to the total of all out-of-pocket third-party transaction fees and expenses incurred by Tilray in connection with the transactions provided for in the Arrangement Agreement up to a maximum of US$1,500,000.

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“Tilray Shares”	means shares of Tilray’s common stock.

“Trade Secret”

means (i) confidential know-how, methods, business and technical information, data, data compilations and collections, processes, plans, discoveries, improvements, technology, tools, techniques, or other confidential and proprietary information, and all rights therein, and (ii) all trade secrets within the meaning of applicable Law.

“Transaction”

means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Company Shares by Tilray, and completion of the other transactions contemplated by the Plan of Arrangement.

“Transaction Costs”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Conditions of Closing – Additional Conditions Precedent to the Obligations of Tilray”.

“Transfer Agent”	means TSX Trust Company.

“Truss JV”	means Truss Limited Partnership, a limited partnership formed under the laws of Ontario.

“TSX”	means the Toronto Stock Exchange and any successor thereto.

“TSXV”	means the TSX Venture Exchange and any successor thereto.

“Unrestricted Cash”

has the meaning ascribed to such term in the Amended Senior Secured Note namely, at any time in respect of the Company, cash denominated in CAD$ or $ at a bank and credited to a bank account in the name of the Company with an account bank satisfactory to Tilray, and to which the Company is the sole beneficiary thereof, provided that: (A) such cash is repayable on demand; (B) the repayment of such cash is not contingent on the prior discharge of any indebtedness (as defined in the Amended Senior Secured Note) of any Person whatsoever or on the satisfaction of any other condition; (C) there is no lien (as defined in the Amended Senior Secured Note) over such cash or account (other than a lien (as defined in the Amended Senior Secured Note) in favour of Tilray); and (D) such cash is freely and immediately available to the Company.

“U.S.” or “United States”	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated from time to time thereunder.

“U.S. GAAP”	means generally accepted accounting principles in the United States, as applicable at the relevant time.

“U.S. Related Person”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – Tax Consequences to non-U.S. Holders Arising

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from the Ownership or Disposition of Tilray Shares – Backup Withholding and Information Reporting”.

“USRPHC”

has the meaning ascribed to such term under the following heading in this Circular: “Certain U.S. Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders – Tax Consequences to non-U.S. Holders Arising from the Ownership or Disposition of Tilray Shares – Sale, Exchange or Other Taxable Disposition of Tilray Shares”.

“U.S. Securities Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated from time to time thereunder.

“U.S. Securities Laws”	means the U.S. Securities Act, the U.S. Exchange Act and all other state securities Laws and the rules and regulations promulgated thereunder.

“VIF”	means a voting instruction form.

“Voting and Support Agreements”	means, collectively, the voting support agreements dated as of April 10, 2023 and made between Tilray and the Locked-Up Shareholders.

“VWAP”	means the volume weighted average trading price of a given security on a securities exchange or stock market.

“Waiver Amount”	has the meaning ascribed to such term under the following heading in this Circular: “Waiver and Amendment Agreement”.

“Waiver and Amendment Agreement”	has the meaning ascribed to such term under the following heading in this Circular: “Waiver and Amendment Agreement”.

“Wilful Breach”

means a material breach of the Arrangement Agreement that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

“Zenabis”	means Zenabis Ltd. (formerly Zenabis Global Inc.).

“Zenabis Group”	has the meaning ascribed to such term under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.

“Zenabis Incentive Plan”	means the Zenabis omnibus incentive plan, as approved by the shareholders of Zenabis on June 25, 2019 and any amendments thereto and restatements thereof.

“Zenabis Replacement Options”

means the stock options issued by the Company in replacement of certain stock options which had been issued by Zenabis pursuant to the Zenabis Incentive Plan, in connection with the Company’s acquisition of Zenabis, exercisable for Company Shares.

“Zenabis Supplemental Warrant Indentures”

means, collectively, (i) the second supplemental indenture dated October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture date June 25, 2020, between Zenabis Global Inc. and Computershare Trust

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Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada, and (ii) the second supplemental warrant indenture dated as of October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture date September 23, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada.

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SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

Terms and Principal Steps of Arrangement

On April 10, 2023, the Company entered into the Arrangement Agreement with Tilray pursuant to which Tilray will acquire all of the Company Shares pursuant to a statutory plan of arrangement under the OBCA, and Company Shareholders will be entitled to receive 0.4352 of a Tilray Share for each Company Share held, such that, as of the date of the Arrangement Agreement, on a pro forma basis, approximately 3.0% of the Tilray Shares would be owned by current Company Shareholders assuming and upon completion of the Arrangement.

In addition, in connection with the Arrangement, all outstanding Company Warrants, Company Options and Zenabis Replacement Options, whether vested or unvested, shall, in accordance with the applicable incentive plan, warrant indenture or warrant certificate under which they were issued, cease to represent a right to receive Company Shares and instead represent a right to receive Tilray Shares, subject to adjustment in number and exercise price based on the Exchange Ratio.

All Company DSUs and Company RSUs, whether vested or unvested, shall be deemed to be unconditionally redeemed by the holder thereof and assigned and transferred to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of Company DSUs and/or Company RSUs, as applicable, credited to such holder multiplied by US$1.25, and thereafter, each such Company DSU and Company RSU shall be immediately cancelled and terminated.

The Plan of Arrangement also provides as an initial step and concurrently with the exchange of Company Shares for Tilray Shares, that the Amended Senior Secured Note shall convert into such number of Company Shares as the outstanding amount of the Amended Senior Secured Note is then convertible into in accordance with the terms of the Amended Senior Secured Note.

The principal features of the Arrangement are summarized in the section “The Arrangement” and the Plan of Arrangement is attached to this Circular as Appendix “B”.

Waiver and Amendment Agreement

Concurrently with the execution of the Arrangement Agreement, the Company and Tilray entered into the Waiver and Amendment Agreement pursuant to which, among other things, Tilray granted the Company certain waivers from and amendments to the Amended Senior Secured Note, including, in particular, the temporary waiver of the Company’s obligation under the Amended Senior Secured Note to have Adjusted EBITDA of not less than US$1.00 as at the last date of each three-month period starting with the three-month period ending April 30, 2023, and the temporary amendment of the minimum liquidity covenant under the Amended Senior Secured Note such that, instead of the Company being required at all times to maintain Unrestricted Cash in an amount equal to or greater than US$20 million, the minimum amount of Unrestricted Cash the Company is required to maintain is US$4 million. In consideration for the waiver by Tilray of such covenants, as well as certain other covenants described under the heading “Waiver and Amendment Agreement”, pursuant to the Waiver and Amendment Agreement, the Company has paid and agreed to pay Tilray the Waiver Amount in various instalments, which amount represents the acceleration and payment for obligations of the Company currently outstanding and as consideration for Tilray agreeing to the waivers and amendments with respect to the Amended Senior Secured Note.

See “Waiver and Amendment Agreement”.

The Meeting

The Meeting will be held on June 14, 2023 at 10:00 a.m. (Toronto time) as a virtual meeting, which will be conducted via live webcast. See “General Proxy Information – Date, Time and Place of Meeting”.

Record Date

Company Shareholders of record at the close of business on the Record Date of May 5, 2023 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting and Required Level of Shareholder Approval

At the Meeting, Company Shareholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement between the Company and Tilray. Company Shareholders are not required to and are not being asked to vote at the Meeting to approve the various payments and transactions contemplated by the Waiver and Amendment Agreement. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular.

In order for the Arrangement to become effective, the Arrangement Resolution must be approved by (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders, virtually present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101. See “The Arrangement – Approval of Arrangement Resolution”.

Company Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between representatives of the Company and Tilray and their respective advisors. Details of the background to the Arrangement are set out under the heading “The Arrangement – Background to the Arrangement”.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement and the Waiver and Amendment Agreement, receipt of the Formal Valuation and the Fairness Opinion, and a thorough review of other matters, including those matters discussed under the heading “The Arrangement – Reasons for the Arrangement”, and following consultation with its advisors, the Special Committee unanimously determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to Company Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement and the entry by the Company into the Arrangement Agreement and the Waiver and Amendment Agreement, and that the Board recommend that Company Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

After careful consideration, including a thorough review of the Arrangement Agreement and the Waiver and Amendment Agreement, receipt of the Formal Valuation and Fairness Opinion and a thorough review of other matters, including those matters discussed under the heading “The Arrangement – Reasons for the Arrangement”, and following consultation with its advisors and on the unanimous recommendation of the Special Committee, the Board (excluding the Conflicted Directors) unanimously determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to Company Shareholders. Accordingly, the Board (excluding the Conflicted Directors) unanimously approved the Arrangement and the entry by the Company into the Arrangement Agreement and the Waiver and Amendment Agreement, and it recommends that Company Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In determining that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to the Company Shareholders, the Special Committee and the Board (excluding the Conflicted Directors), with the benefit of advice from advisors and input from the Company’s management, carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement, the Waiver and Amendment Agreement and related documents and considered and relied upon a number of substantive factors, including:

(a)

Going Concern and Discussions with Tilray as the Holder of the Amended Senior Secured Note. There remains substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. Because of the foregoing and, specifically, the likelihood and imminence of potential breaches of the minimum liquidity and Adjusted EBITDA covenants by the Company in the near term, prior to entering into the Arrangement Agreement and the Waiver and Amendment Agreement, the Company commenced discussions with Tilray, as the holder of the Amended Senior Secured Note, to obtain favourable waivers and/or amendments under the Amended Senior Secured Note. The Special Committee determined that Tilray would simply not provide the waivers and amendments sought by the Company, otherwise than on the terms of the Arrangement Agreement and the Waiver and Amendment Agreement.

(b)

Constraints of the Amended Senior Secured Note, High Level of Indebtedness, Payments to Tilray and Capital Raising Challenges. The extensive contractual prohibitions, restrictions, covenants and other terms of the Amended Senior Secured Note, the regulatory and other constraints on the Company’s ability to access the public capital markets, the Company’s high level of secured indebtedness under the Amended Senior Secured Note, the Company’s available cash resources and financial condition, the Company’s future monthly payment obligations to Tilray under the Advisory Services Agreement, the Amended Senior Secured Note and other contractual commitments, among other factors, made it extremely challenging for the Company to be able to secure a sufficient amount of additional funding from debt or equity markets to finance its business and operations in order to meet its obligations and avoid defaulting in the near term under the Amended Senior Secured Note, absent the Arrangement and the Waiver and Amendment Agreement.

(c)

No Viable Alternatives to Tilray. On the date of the Arrangement Agreement, there was no viable strategic, corporate or financing alternative available to the Company, other than a transaction with Tilray, concluded on terms acceptable to Tilray, that would deliver some acceptable and fair value for the Company Shareholders while preserving the Company as a continuing business for the benefit of all stakeholders, including the Company’s employees and ordinary creditors. The foregoing determination was accepted by Haywood as independent valuator and provider of the Fairness Opinion.

(d)

Ongoing Equity Participation in Combined Entity; Greater Liquidity. Following the completion of the Arrangement, Company Shareholders will hold Tilray Shares and participate in any future increases in value of Tilray Shares. The Arrangement will provide Company Shareholders with exposure to Tilray’s diversified portfolio of operating assets with its operations in research, cultivation, and distribution across Canada and internationally. Company Shareholders will thereby continue to participate in the value realized with the development and operation of the Company’s assets and business within Tilray. In addition, the market capitalization and the average trading volume of Tilray Shares significantly exceeds the market capitalization and the average trading volume of the Company Shares. If the Arrangement is successful, Company Shareholders will hold Tilray Shares which, given the greater number of shares and the diversified resource portfolio of the combined entity, should provide Company Shareholders with greater liquidity and long-term prospects of potential accretion in their investment.

(e)

Access to Tilray’s Strong Management Team, Strategic Footprint and Operational Scale. Tilray is a leading cannabis and consumer packaged goods company with a strong production platform supporting numerous high profile brands, including comprehensive cannabis offerings, hemp-based foods, and alcoholic beverages. Tilray’s management team has extensive experience and a strong track record in consumer-packaged goods and cannabis. If the Company becomes a wholly-owned subsidiary of Tilray and/or the two entities are otherwise combined pursuant to the Arrangement, the resulting organization is expected to benefit from increased economies of scale to better compete in an increasingly competitive cannabis production industry and should have an enhanced capital markets and financial profile.

(f)

Exchange Ratio / Tilray Shares Freely Tradeable. The Exchange Ratio pursuant to the Arrangement Agreement implied a purchase price of approximately US$1.25 leading up to the signature of the Arrangement Agreement and the Waiver and Amendment Agreement. In general, the Tilray Shares issued to holders of Company Shares pursuant to the Arrangement will be immediately freely tradable in both Canada and the United States.

(g)

Right to Receive Tilray Shares for Holders of Convertible Securities. In connection with the Arrangement, all holders of Company Awards (other than Company RSUs and Company DSUs) and Company Warrants have the right to receive, upon vesting and/or exercise subsequent to the Effective Date, Tilray Shares or, in the case of holders of Company RSUs and Company DSUs, to be cashed out on the Effective Date.

(h)

Formal Valuation. The Formal Valuation reflects Haywood’s determination that, as at April 9, 2023, subject to the assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion, the market value of the Company Shares is nil ($0).

(i)

Fairness Opinion. The Fairness Opinion prepared by Haywood concludes that subject to the assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view.

(j)

Superior Proposal Permitted. The Board is able, in certain circumstances, to change its recommendation with respect to the Arrangement and to enter into discussions or negotiations with, or otherwise assist, a Person who makes an unsolicited Acquisition Proposal that does not result from a breach of the Company’s non-solicitation covenants set forth in the Arrangement Agreement, provided that the requirements of the Arrangement Agreement are met and provided further that Tilray waives compliance with the change of control negative covenant in the Amended Senior Secured Note during the pendency of the Arrangement Agreement, despite the fact that the Special Committee and the Board (excluding the Conflicted Directors) determined that, for the reasons previously noted and other terms and conditions of the Amended Senior Secured Note, a superior proposal to the Arrangement upon the terms of the Arrangement Agreement and the Waiver and Amendment Agreement is unlikely to emerge.

(k)	No Due Diligence or Financing Conditions. The Arrangement is not subject to due diligence or financing conditions.

(l)

Voting and Support Agreements. All of the independent directors and certain senior officers and senior employees of the Company advised the Special Committee that they were prepared to enter into voting support agreements.

(m)	Arm’s Length Negotiations. The Arrangement Agreement, the Arrangement and the Waiver and Amendment Agreement were the result of arm’s length negotiations with Tilray.

(n)

Approval of Disinterested Shareholders. The Arrangement requires the approval of Company Shareholders, excluding Company Shares held by any “interested party”, any “related party of an “interested Party” or any “joint actor” of any of the foregoing (as such terms are defined in MI 61-101).

(o)	Court-Supervised Process; Fairness Hearing. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively.

(p)	Dissent Rights Available. Registered Company Shareholders who do not vote in favour of the Arrangement Resolution are able to exercise Dissent Rights.

(q)	Fairness for Stakeholders. The terms of the Arrangement Agreement, in the Special Committee’s view, treat stakeholders fairly in light of all relevant facts and circumstances.

See “The Arrangement – Reasons for the Arrangement” in this Circular. The Special Committee and the Board (excluding the Conflicted Directors) also considered a variety of risks and other potentially negative factors concerning the Arrangement, including those matters described under the heading “Cautionary Note Regarding Forward-Looking Information and Risks” and “Risks Associated with the Arrangement”. The Special Committee and the Board (excluding the Conflicted Directors) believe that, overall, the anticipated benefits of the Arrangement to the Company outweigh these risks.

The foregoing summary of the information and factors considered by the Special Committee and the Board (excluding the Conflicted Directors) is not intended to be exhaustive of all the factors considered by the Special Committee and the Board (excluding the Conflicted Directors) in reaching their conclusions and/or making their recommendations, but includes a summary of the material information, factors and analysis considered by the Special Committee and the Board (excluding the Conflicted Directors) in reaching such conclusions and making such recommendations. In view of the numerous factors considered in connection with their evaluation of the Arrangement, the Special Committee and the Board (excluding the Conflicted Directors) did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee and the Board (excluding the Conflicted Directors) may have given different weights to different factors. The respective conclusions and unanimous recommendations of each of the Special Committee and the Board (excluding the Conflicted Directors) were made after considering all of the information and factors involved.

Fairness Opinion and Formal Valuation

In determining that the Arrangement is in the best interests of the Company and fair to the Company Shareholders, the Special Committee and the Board (excluding the Conflicted Directors) considered, among other things, the Formal Valuation and the Fairness Opinion.

Value of Company Shares is Nil

Haywood provided the Formal Valuation in accordance with the requirements of MI 61-101 which concluded that, as of April 9, 2023, and based on Haywood’s analysis and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, the value of the Company Shares is nil ($0).

Consideration is Fair from a Financial Point of View

Haywood also provided the Fairness Opinion which states that, as of April 9, 2023, and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion and such other matters that Haywood considered relevant, the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view.

Both the Formal Valuation and the Fairness Opinion are not and should not be construed as a recommendation to any Company Shareholder as to how to vote or act on any matter relating to the Arrangement.

The full text of the Formal Valuation and the Fairness Opinion are attached as Appendix “C” to this Circular. The summary of the Formal Valuation and the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Formal Valuation and the Fairness Opinion. See “The Arrangement – Fairness

Opinion and Formal Valuation”. The Board urges Company Shareholders to read the Formal Valuation and the Fairness Opinion carefully and in its entirety.

MI 61-101 Requirements

Tilray is the holder of the Amended Senior Secured Note which may be converted at any time by Tilray into more than 10% of the issued and outstanding Company Shares and, as a result, Tilray is considered both an “interested party” and a “related party” of the Company under MI 61-101, such that the Arrangement constitutes a “business combination” with an “interested party” for the purposes of MI 61-101. Consequently, in relation to the Arrangement, the approval of the Arrangement Resolution will require the affirmative vote of a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy at the Meeting, excluding Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101.

In addition, the various payments and transactions, including the Property Transfers, to be made and implemented pursuant to the Waiver and Amendment Agreement, both considered independently as well as together as a whole, constitute a “related party transaction” for the purposes of MI 61-101. However, the Special Committee and the Board (excluding the Conflicted Directors), acting in good faith, each unanimously determined that the Company may rely on the “financial hardship” exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(1)(e), respectively, of the instrument with respect to such payments and transactions.

See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Application of MI 61-101”, “The Arrangement – Fairness Opinion and Formal Valuation” and “The Arrangement – Fairness Opinion and Formal Valuation”, and “Waiver and Amendment Agreement”.

Voting and Support Agreements

On April 10, 2023, in connection with the Arrangement, each of the Locked-Up Shareholders entered into a Voting and Support Agreement with Tilray, pursuant to which each of such Persons has agreed to vote, or cause to be voted, their Company Shares in favour of the Arrangement Resolution. As of May 5, 2023, the Record Date of the Meeting, the Locked-Up Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,933,830.43 Company Shares representing approximately 4.4% of the issued and outstanding Company Shares.

See “The Arrangement – Voting and Support Agreements”.

Interest of Certain Persons

In considering the unanimous recommendation of the Board (excluding the Conflicted Directors) to vote in favour of the matters discussed in this Circular, Company Shareholders should be aware that certain of the directors and officers of the Company have interests in the Arrangement that are different from, or in addition to, the interests of Company Shareholders generally.

See “The Arrangement – Interest of Certain Persons in the Arrangement”.

The Company and Tilray

The Company

The Company is governed by the OBCA and is a reporting issuer in all provinces and territories of Canada. The Company’s head office is located at 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2 and its registered office is located at 222 Bay Street, Suite 3000, Toronto, Ontario, M5K 1E7. The Company is in the business of producing, marketing and selling cannabis and is a leading branded cannabis producer and product innovator. The Company Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol “HEXO”. Certain common share purchase warrants of the Company are listed on the TSX under the symbol “HEXO.WT.A” and the TSXV under the symbol “HIP.WT.A”.

See “Information Concerning the Company”.

Tilray

Tilray is a company incorporated under the laws of Delaware and is a reporting issuer in all provinces and territories of Canada. Tilray’s head office is located at 265 Talbot St. W, Leamington, ON N8H 4H3. Tilray is a leading global cannabis and consumer packaged goods company, with operations in Canada, the United States, Europe, Australia and Latin America, that is pioneering the future of medical, wellness and adult-use cannabis cultivation, processing and distribution. The Tilray Shares are traded on the TSX and the Nasdaq under the trading symbol “TLRY.”

Tilray’s financial statements and other financial information, including such financial statements and other financial information included in or incorporated by reference into this Circular, have been prepared in accordance with U.S. GAAP and thus may not be comparable to companies whose financial statements and other financial information have been prepared in accordance with IFRS.

See “Information Concerning Tilray”. Additional information with respect to the business and affairs of Tilray is set forth in Appendix “F” to this Circular.

Conditions to the Arrangement

The obligations of the Company and Tilray to complete the Arrangement are subject to the satisfaction or mutual waiver of certain conditions set out in the Arrangement Agreement, which are summarized in this Circular. These conditions include, among other things, obtaining the Required Regulatory Approvals (including the Stock Exchange Approvals), the Shareholder Approvals, and the Final Order on terms consistent with the Arrangement Agreement and the Interim Order and the Final Order not having been set aside or modified in a manner unacceptable to either of the Parties, each acting reasonably, on appeal or otherwise. In addition, the Arrangement Agreement provides that each Party’s obligation to complete the Arrangement is also subject to the satisfaction or waiver, as applicable, of a number of additional conditions, each of which may only be waived by the other Party.

See “The Arrangement Agreement – Conditions of Closing”.

Non-Solicitation

Pursuant to the Arrangement Agreement, the Company has agreed not to make, solicit, initiate, knowingly encourage or otherwise facilitate an Acquisition Proposal. The Board has the right to consider and accept a Superior Proposal under certain conditions. Tilray has the right to offer to amend the terms of the Arrangement Agreement in response to any Acquisition Proposal that the Board has determined is a Superior Proposal in accordance with the Arrangement Agreement. If the Company accepts a Superior Proposal and terminates the Arrangement Agreement, the Company must pay Tilray the Company Termination Fee. As a result of, among other things, the extensive contractual prohibitions, restrictions, covenants and other terms of the Amended Senior Secured Note, the regulatory constraints on the Company’s ability to access the public capital markets, the Company’s level of existing secured indebtedness under the Amended Senior Secured Note and the Company’s currently available cash resources and financial condition, the Special Committee and the Board (excluding the Conflicted Directors) assessed that it is highly unlikely that any third party would be interested in acquiring all of the Company Shares for so long as the Amended Senior Secured Note remains outstanding, and a superior proposal to the Arrangement upon the terms of the Arrangement Agreement and the Waiver and Amendment Agreement, while permitted under the Arrangement Agreement, is highly unlikely to emerge.

See “The Arrangement Agreement – Non-Solicitation Covenants”.

Termination of Arrangement Agreement

The Arrangement Agreement contains certain termination rights for each of the Company and Tilray, subject to certain limitations on termination set out in the Arrangement Agreement.

Tilray is entitled to be paid the Company Termination Fee by the Company if the Arrangement Agreement is terminated in one of several circumstances, including, among other things, in the event the Arrangement Agreement is validly terminated by Tilray as a result of the Company’s breach of its non-solicitation obligations, its failure to perform any covenant or other agreement in the Arrangement Agreement or its Wilful Breach of any of its representations or warranties therein, where such failure to perform or Wilful Breach is incapable of being cured by the Company within the applicable cure period.

In addition, the Company has agreed to pay Tilray the Tilray Reimbursement Fee if the Arrangement Agreement is validly terminated by Tilray as a result of the Company breaching any of its representations or warranties in the Arrangement Agreement (other than in the event of a Wilful Breach), and such breach is incapable of being cured by the Company within the applicable cure period.

Further, Tilray has agreed to pay the Company Reimbursement Fee to the Company if the Arrangement Agreement is terminated by the Company due to Tilray’s breach of representation or warranty or failure to perform any covenant or agreement in the Arrangement Agreement, and such breach or failure to perform is incapable of being cured by Tilray within the applicable cure period.

See “The Arrangement Agreement – Termination”.

Dissent Rights

The Interim Order expressly provides Registered Company Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the Business Day before the adoption of the Arrangement Resolution) of all, but not less than all, of such holder’s Company Shares, provided that such holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Company Shareholder must dissent with respect to all Company Shares of which it is the registered and beneficial owner. A Registered Company Shareholder who wishes to dissent must deliver a written Notice of Dissent to the Company as set forth below and such Notice of Dissent must strictly comply with the requirements of Section 185 of the OBCA. Any failure by a Company Shareholder to fully comply with the provisions of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement, may result in the loss of that holder’s Dissent Rights.

Non-Registered Company Shareholders do not have or benefit from Dissent Rights and they must cause each Registered Company Shareholder holding their Company Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Company Shareholder as a condition to being able to exercise Dissent Rights. Moreover, Company Shareholders who voted (or who instructed a proxyholder to vote) in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

To exercise Dissent Rights, a Registered Company Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Company Shareholder who beneficially owns Company Shares registered in such Registered Company Shareholder’s name and on whose behalf the Registered Company Shareholder is dissenting; and must dissent with respect to all of the Company Shares registered in his, her or its name or, if dissenting on behalf of a Non-Registered Company Shareholder, with respect to all of the Company Shares registered in his, her or its name and beneficially owned by the Non-Registered Company Shareholder on whose behalf the Registered Company Shareholder is dissenting. The Notice of Dissent must set out the number of Company Shares in respect of which the Dissent Rights are being exercised and: (a) if such Company Shares constitute all of the Company Shares of which the Company Shareholder is the registered and beneficial owner and the Company Shareholder owns no other Company Shares beneficially, a statement to that effect; (b) if such Company Shares constitute all of the Company Shares of which the Registered Company Shareholder is both the registered and beneficial owner, but the Registered Company Shareholder owns additional Company Shares beneficially, a statement to that effect and the names of the Registered Company Shareholders, the number of Company Shares held by each such Registered Company Shareholder and a statement that written Notices of Dissent are being or have been sent with respect to such other Company Shares; or (c) if the Dissent Rights are being exercised by a Registered Company Shareholder who is not the beneficial owner of such Company Shares, a statement to that effect and the name of the Non-Registered Company Shareholder and a statement that the Registered Company Shareholder is dissenting with respect to all Company Shares of the Non-Registered Company Shareholder registered in such Registered Company Shareholder’s name.

The Dissent Rights are set out in the Interim Order, the text of which is set out in Appendix “D” to this Circular. The text of Section 185 of the OBCA, which will be relevant in any dissent proceeding, is set forth in Appendix “E” to this Circular.

It is a condition of the Arrangement in favour of Tilray that holders of no more than 7% of Company Shares shall have exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement.

See “Dissent Rights”.

Income Tax Considerations

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Company Shareholders, see “Certain Canadian Federal Income Tax Considerations”. Company Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Company Shareholders are not fully described in this Circular. For a summary of certain material U.S. federal income tax consequences of the Arrangement for Company Shareholders, see “Certain U.S. Federal Income Tax Considerations”. Such summaries of material Canadian and U.S. federal income tax consequences are not intended to be legal or tax advice. Company Shareholders should consult their own tax and investment advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Court Approval of the Arrangement

The Arrangement requires Court approval under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement, including the terms and conditions thereof and the issuance and exchange of securities to be effected thereby, is procedurally and substantively fair and reasonable. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. Following receipt of the

Shareholder Approvals, the Company intends to make an application to the Court for the Final Order at 11:00 a.m. (Toronto time) on June 19, 2023, or as soon thereafter as counsel may be heard, or at any other date and time as the Court may direct.

Any Company Shareholder, other Company Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order must file and serve a notice of appearance as set out in the Notice of Application for the Final Order, along with any other documents required, all as set out in the Interim Order and the Notice of Application, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the issuance and exchange of the Tilray Shares pursuant to the Arrangement. See “The Arrangement – Court Approval of the Arrangement”.

Regulatory Law Matters

Completion of the Arrangement is subject to receipt of the Required Regulatory Approvals. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Regulatory Approvals”.

Stock Exchange Delisting and Reporting Issuer Status

The Company is a reporting issuer in all provinces and territories of Canada. The Company Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol “HEXO”. The Company Listed April 2019 Warrants are listed on the TSX under the trading symbol “HEXO.WT.A” and are expected to remain listed on the TSX following the Effective Date until their expiry on April 2, 2024. The Company Listed June 2018 Warrants are listed on the TSXV under the trading symbol “HIP.WT.A”. The Company Listed June 2018 Warrants will expire on June 19, 2023, and as such, are expected to be delisted from the TSXV prior to the Effective Date.

Pursuant to the Arrangement, the Company will become a wholly-owned Subsidiary of Tilray. Following the Effective Date, the Company Shares are expected to be delisted from the TSX and the Nasdaq. The Company intends to apply to the applicable securities regulators to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare or file continuous disclosure documents. Following consummation of the Arrangement, the registration of the Company Shares under the U.S. Exchange Act will be terminated.

Tilray is a company incorporated under the laws of Delaware. The Tilray Shares are traded on the TSX and the Nasdaq under the trading symbol “TLRY”.

Canadian Securities Law Matters

The distribution of the Tilray Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or is not otherwise subject to the registration requirements under applicable securities legislation. The Tilray Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 –Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Tilray Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling Company Shareholder is an insider or officer of Tilray, such selling Company Shareholder has no reasonable grounds to believe that Tilray is in default of applicable Securities Laws.

Company Shareholders are urged to consult their professional advisors to determine the Canadian conditions and restrictions applicable to trades in Tilray Shares.

See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters”.

United States Securities Law Matters

The Tilray Shares to be issued to the Company Shareholders in exchange for their Company Shares pursuant to the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued and exchanged in reliance upon the Section 3(a)(10) Exemption.

The restrictions on resale of the Tilray Shares outstanding after the Effective Date imposed by the U.S. Securities Act will depend on whether the holder of the Tilray Shares is an “affiliate” of Tilray after the Effective Date or was an “affiliate” of Tilray within 90 days prior to the Effective Date. As defined in Rule 144, an “affiliate” of an issuer is a Person that directly, or indirectly through one or more Intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and principal shareholders of the issuer. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters”.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies and transactions contemplated herein are being made in accordance with Canadian corporate and Canadian Securities Laws. Company Securityholders should be aware that requirements under such Canadian laws may differ from requirements of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

This Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian Securities laws in effect as of the date hereof which differ from the requirements of U.S. Securities Laws.

The Company’s financial statements and other financial information have been prepared in accordance with IFRS and thus may not be comparable to U.S. companies whose financial statements and other financial information has been prepared in accordance with U.S. GAAP.

THE TILRAY SHARES TO WHICH COMPANY SHAREHOLDERS WILL BE ENTITLED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Company Securityholders who are resident in, or citizens of, the United States are advised to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Risk Factors

Company Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to, the following: (i) there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Company Shares; (ii) Company Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement; (iii) the Company will incur costs even if the Arrangement is not completed and may have to pay the Company Termination Fee or the Tilray Reimbursement Fee to Tilray; (iv) while the Arrangement is pending, the Company is restricted from taking many actions; (v) there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; (vi) the business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; and (vii) certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement..

For more information, see “Risk Factors”. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company, may also adversely affect the trading price of the Company Shares, the Tilray Shares and/or the business of Tilray following completion of the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Company Shareholders should also carefully consider the risk factors associated with the businesses of the Company and Tilray included in this Circular, including the documents or sections thereof incorporated by reference herein. See “Information Concerning the Company” and Appendix “F”.

Comparison of Rights of Company Shareholders and Tilray Stockholders

Tilray is a Delaware corporation. The Company is incorporated under the OBCA. Upon completion of the Arrangement, Company Shareholders will become stockholders of Tilray and their rights as such shareholders will be governed by Tilray’s constating documents and the DGCL. Certain of the rights associated with the Tilray Shares under the DGCL are different from the rights associated with Company Shares under the OBCA. See “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular for a discussion of the different rights associated with the Tilray Shares. The comparisons set forth in Appendix “G” are not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general summary only.

GENERAL PROXY INFORMATION

Purpose of the Meeting

The purpose of the Meeting is for Company Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution.

Date, Time and Place of Meeting

The Meeting with be held on June 14, 2023 at 10:00 a.m. (Toronto time), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”) as a virtual meeting, which will be conducted via live webcast.

If you are a Registered Company Shareholder as at the Record Date of May 5, 2023, you are entitled to attend the Meeting and cast a vote for each Company Share registered in your name on the Arrangement Resolution. It is important that your Company Shares be represented at the Meeting regardless of the number of Company Shares you hold. In the event you do not attend the Meeting and you wish to vote on the Arrangement Resolution, you will be required to vote by proxy ahead of the Meeting to properly record your vote. Participating at the Meeting online allows Registered Company Shareholders as well as duly appointed proxyholders, including Non-Registered Company Shareholders who have appointed themselves or another Person through their broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary as a proxyholder or legal appointee, to participate at the Meeting and ask questions, all in real time. Registered Company Shareholders and duly appointed proxyholders can vote at the appropriate time during the Meeting.

The Company believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that Registered Company Shareholders and duly appointed proxyholders attending the Meeting virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as would be the case if the Meeting was held in person. Registered Company Shareholders and duly appointed proxyholders attending the Meeting virtually will have the opportunity to submit questions at the Meeting by submitting them in writing through the text box. Questions that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at a shareholders’ meeting that was being held in person. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or that are determined to be inappropriate or otherwise out of order.

If the Company Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.

To access the Meeting virtually, follow the instructions below:

Registered Company Shareholders:

1.	Log in at https://virtual-meetings.tsxtrust.com/1521 (starting 15 minutes before the Meeting starts)

2.	Click on “I have a control number”

3.	Enter your 12-digit control number (located on your form of proxy)

4.	Enter the password: “hexo2023” (case-sensitive)

Please note that if you use your control number to log in to the Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

Duly Appointed Proxyholders:

1.	Log in at https://virtual-meetings.tsxtrust.com/1521 (starting 15 minutes before the Meeting starts)

2.	Click on “I have a control number”

3.	Enter your 12-digit control number (located on your form of proxy)

4.	Enter the password: “hexo2023” (case-sensitive)

Please note that proxyholders who have been duly appointed and registered with the Transfer Agent in accordance with the instructions provided herein below will receive their own 12-digit control number via email from the Transfer Agent after the proxy voting deadline has passed.

Non-Registered Company Shareholders Who Wish to Attend the Meeting and Cast Votes:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF. Do not fill out your voting instructions.

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting the Transfer Agent at tsxtis@tmx.com by 4:00 p.m. (Toronto time) on June 12, 2023.

4.	Log in at https://virtual-meetings.tsxtrust.com/1521 (starting 15 minutes before the Meeting starts)

5.	Click on “I have a control number”

6.	Enter your 12-digit control number

7.	Enter the password: “hexo2023” (case-sensitive)

Guests:

1.	Log in at https://virtual-meetings.tsxtrust.com/1521 (starting 15 minutes before the Meeting starts)

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt as to your system’s compatibility, please refer to the Virtual Meeting Guide included with your proxy materials.

You will require the most recent version of the browsers Chrome, Safari, Edge or Firefox. Make sure your browser is compatible by connecting in advance. PLEASE DO NOT USE INTERNET EXPLORER. Internal networks, firewalls, as well as VPNs (virtual private networks) may block the webcast or access to the virtual platform for the Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network. If you cannot resolve any issue you experience, please contact TSX Trust Company at tsxtis@tmx.com.

Solicitation of Proxies

Your proxy is being solicited by management of the Company. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with NI 54-101, arrangements have been made with brokerage houses and Clearing Agencies, custodians, nominees, fiduciaries or other Intermediaries to send the Notice of Meeting, this Circular, the form of proxy for the meeting, the Letter of Transmittal, if applicable, and, where applicable, other meeting materials (collectively, the “Meeting Materials”) to the beneficial owners of the Company Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company has engaged Kingsdale Advisors as the

Company’s strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $50,000 to assist in the solicitation of proxies with respect to matters to be considered at the Meeting.

Voting by Registered Company Shareholders

Registered Company Shareholders may vote by internet by logging on to the live webcast of the Meeting or by proxy. As a Registered Company Shareholder, you can vote your Company Shares in the following ways:

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form and follow the instructions on the screen.

Mail	Enter voting instructions, sign the proxy form and send your completed proxy form to: TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1

Virtually	By logging on to the live webcast of the Meeting and voting on a voting platform specifically designed for this matter at https://virtual-meetings.tsxtrust.com/1521.

Questions

Please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Voting by Proxy

A Registered Company Shareholder may vote virtually at the Meeting or may appoint another Person to represent such Registered Company Shareholder as proxy and to vote virtually the Company Shares of such Registered Company Shareholder at the Meeting. If you are a Registered Company Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

What is a Proxy?

A proxy is a document that authorizes another Person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Company Shareholder. Each Registered Company Shareholder has the right to appoint as proxyholder a Person or company other than the Persons designated in the enclosed form of proxy to attend and act on the Registered Company Shareholder’s behalf at the Meeting or any adjournment or postponement thereof. If you are a Registered Company Shareholder, you should use the form of proxy accompanying this Circular.

Appointment and Revocation of Proxies

In order to appoint another Person as proxy, a Registered Company Shareholder must complete, execute and deliver the form of proxy or accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate Persons who will vote on the Company Shareholder’s behalf in accordance with the instructions given by the Company Shareholder in the form of proxy. The Persons named in the enclosed form of proxy are directors of the Company. A REGISTERED COMPANY SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING

IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

A Registered Company Shareholder wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 4:00 p.m. (Toronto time) on June 12, 2023 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays preceding the time of such reconvened meeting or any adjournment or postponement thereof. A form of proxy should be executed by the Registered Company Shareholder or his or her attorney duly authorized in writing or, if the Registered Company Shareholder is a corporation, by an officer or attorney thereof duly authorized. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Proxies may be deposited with the Transfer Agent (a) by mail delivery using the mail return envelope provided by TSX Trust Company to be sent to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, (b) by facsimile to 416-595-9593, or (c) by internet at www.voteproxyonline.com, for which you will need to provide your 12-digit control number located on your form of proxy accompanying this Circular.

A Registered Company Shareholder attending the Meeting has the right to vote and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such Person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

A Registered Company Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by attending virtually and voting at the Meeting if you were a Registered Company Shareholder at the Record Date; (b) by signing a proxy bearing a later date; (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Company at its address for such purpose, 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com), or (d) in any other manner permitted by law. Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Toronto time) on the last Business Day before the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with the Company before the deadline, you can still vote your Company Shares, but to do so you must attend the Meeting.

Advice to Non-Registered Company Shareholders

The information in this section is of significant importance to many Company Shareholders, as a substantial number of Company Shareholders do not hold Company Shares in their own name. Only Registered Company Shareholders or the Persons they appoint as their proxies are permitted to attend and vote at the Meeting virtually and only forms of proxy deposited by Registered Company Shareholders will be recognized and acted upon at the Meeting. Company Shares beneficially owned by a Non-Registered Company Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Company Shareholder deals in respect of the Company Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency and/or central securities depository (each, a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Company Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Company Shareholders do not appear on the list of the Registered Company Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Company Shareholders

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Company Shareholders as well as directly to NOBOs (as defined below).

Non-Registered Company Shareholders fall into two categories – those who object to their identity being known to the issuers of the securities that they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities that they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Company Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Company Shares on your behalf.

The Company’s OBOs, as well as NOBOs to whom the Company or its agent has not sent the Meeting Materials directly, can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs, and OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Voting by Non-Registered Company Shareholders

The Company Shares held by Non-Registered Company Shareholders can only be voted or withheld from voting at the direction of the Non-Registered Company Shareholder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Company Shares on behalf of Non-Registered Company Shareholders. Therefore, each Non-Registered Company Shareholder should ensure that voting instructions are communicated to the appropriate Person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Company Shareholders, which should be carefully followed by Non-Registered Company Shareholders in order to ensure that their Company Shares are voted at the Meeting.

Non-Registered Company Shareholders will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Company Shareholders to direct the voting of the Company Shares they beneficially own. Non-Registered Company Shareholders should follow the procedures set out below, depending on which type of form they receive.

1.

Voting Instruction Form. In most cases, a Non-Registered Company Shareholder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Company Shareholder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the Non-Registered Company Shareholder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

2.

Form of Proxy. Less frequently, a Non-Registered Company Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) that is restricted as to the number of Company Shares beneficially owned by the Non-Registered Company Shareholder but which is otherwise not completed. If the Non-Registered Company Shareholder does not wish to attend and vote at the Meeting (or have another Person attend and vote virtually on the Non-Registered Company Shareholder’s behalf), the Non-Registered Company Shareholder must complete and sign the form of proxy in accordance with the directions on the form.

Additionally, the Company may utilize the Broadridge QuickVote™ system (the “QuickVote™ System”), which involves NOBOs being contacted by Kingsdale Advisors, which is soliciting proxies on behalf of the Company’s management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Kingsdale Advisors are soliciting proxies on behalf of the Company’s management, Company Shareholders are not required to vote in the manner recommended by the Board (excluding the Conflicted Directors). The QuickVote™ system is intended to assist Company Shareholders in placing their votes, however, there is no obligation for any Company Shareholders to vote using the QuickVote™ system, and Company Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Company Shareholder will be recorded and such Company Shareholder will receive a letter from Broadridge (on behalf of the Company Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Although a Non-Registered Company Shareholder may not be recognized directly at the Meeting for the purposes of voting Company Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Company Shareholder may attend the Meeting virtually as proxyholder for the Registered Company Shareholder who holds Company Shares beneficially owned by such Non-Registered Company Shareholder and vote such Company Shares as a proxyholder. A Non-Registered Company Shareholder who wishes to attend the Meeting virtually and to vote their Company Shares as proxyholder for the Registered Company Shareholder who holds Company Shares beneficially owned by such Non-Registered Company Shareholder should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy, strike out the names of the Persons named in the form of proxy and insert the Non-Registered Company Shareholder’s or its nominee’s name in the blank space provided. Non-Registered Company Shareholders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to Company Shareholders in the Meeting Materials are to Registered Company Shareholders as set forth on the list of Registered Company Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

If you have any questions about any of the information in this Circular or require assistance in completing your form of proxy or VIF, please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Voting of Proxies

All Company Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Company Shares represented by the proxy will be voted or withheld from voting in accordance with such instructions.

The enclosed form of proxy confers discretionary authority upon the Persons named therein. If you do not provide instructions in your proxy, the Persons named in the enclosed form of proxy will vote your Company Shares FOR the matters to be acted on at the Meeting, including the Arrangement Resolution. The Persons named in the enclosed form of proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. The Persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Company knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Interest of Certain Persons in Matters to be Acted Upon

In considering the unanimous recommendation of the Board (excluding the Conflicted Directors) to vote in favour of the matters discussed in this Circular, Company Shareholders should be aware that certain of the directors and officers of the Company have interests in the Arrangement that are different from, or in addition to, the interests of Company Shareholders generally. See “The Arrangement – Interest of Certain Persons in the Arrangement” in this Circular.

Record Date, Voting Securities and Principal Holders Of Voting Securities

The Board has fixed May 5, 2023 as the Record Date for the Meeting. Company Shareholders at the close of business on such date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Company Share held.

The authorized share capital of the Company consists of an unlimited number of common shares, namely the Company Shares, and an unlimited number of special shares issuable in series. Each Company Shareholder is entitled to one vote for each Company Share held by such holder. As of the close of business on May 5, 2023, there were 43,996,355 Company Shares issued and outstanding. No special shares have been issued or are outstanding.

To the knowledge of the directors and executive officers of the Company, no Person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Company Shares as of the Record Date.

THE ARRANGEMENT

At the Meeting, Company Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the OBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by the Company under its profile on SEDAR at www.sedar.com as well as its profile on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as Appendix “B”.

In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). A copy of the Arrangement Resolution is set out in Appendix “A” of this Circular. Company Shareholders are not required to and are not being asked to vote at the Meeting to approve the various payments and transactions contemplated by the Waiver and Amendment Agreement.

Unless otherwise directed, it is management’s intention to vote FOR the Arrangement Resolution. If you do not specify how you want your Company Shares voted, the Persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time on the Effective Date (which is expected to be before the end of June 2023).

Principal Steps to the Arrangement

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix “B” to this Circular.

The Arrangement is being implemented pursuant to a plan of arrangement under the laws of the Province of Ontario. The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which Tilray will acquire all of the outstanding Company Shares.

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and be deemed to occur in law in the following sequence, in each case without any further authorization, act or formality of or by the Company, Tilray or any other Person and notwithstanding that the physical implementation of same does not occur in the same sequence:

(a)

the Amended Senior Secured Note shall convert into such number of Company Shares as the outstanding amount of the Amended Senior Secured Note is then convertible into in accordance with the terms of Section 8 thereof, the Company shall be deemed to have issued to Tilray such number of Company Shares issuable upon such conversion and such shall be recorded in the securities register of the Company;

(b)

immediately after the preceding step summarized above under paragraph (a) above occurs, each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred to the Company in consideration for a debt claim against the Company for the amount determined under the Plan of Arrangement, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value by the Company (to the extent available with the Company funds not directly or indirectly provided by Tilray and its Affiliates) for such Company Shares as set out in the Plan of Arrangement; and

(ii)

such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the register of Company Shares maintained by or on behalf of the Company and such Company Shares of such Dissenting Shareholders’ shall be automatically cancelled as of the Effective Date;

(c)

at the same time as the preceding step summarized above under paragraph (b) above occurs, each outstanding Company Share (other than Company Shares held by any Dissenting Shareholders and Company Shares issued pursuant to the conversion of the Amended Senior Secured Note) shall be irrevocably assigned and transferred by the holder thereof to Tilray (free and clear of all Liens) in exchange for issuance of the Consideration, and

(i)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to receive the Consideration from Tilray in accordance with the Plan of Arrangement and such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(ii)	legal and beneficial title to each such Company Share shall be transferred to Tilray and Tilray will be and will be deemed to be the transferee and the legal and beneficial holder of such Company Shares (free and clear of all Liens) and will be entered as the registered holder of such Company Shares in the register of the Company Shares maintained by or on behalf of the Company;

(d)	immediately following the completion of the preceding steps,

(i)

all outstanding Company Options, whether vested or unvested, shall, in accordance with the Company Omnibus Plan and Previous Company Stock Option Plan, as applicable, cease to represent a right to acquire Company Shares and instead represent a right to receive Tilray Shares upon exercise thereof, subject to adjustment in number and exercise price based on the Exchange Ratio;

(ii)

all outstanding Company DSUs, whether vested or unvested, shall be deemed to be unconditionally redeemed by the holder thereof and each such Company DSU shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of Company DSUs credited to such holder multiplied by US$1.25, and thereafter each such Company DSU shall immediately be cancelled and terminated;

(iii)

all outstanding Company RSUs, whether vested or unvested, shall be deemed to be unconditionally redeemed by the holder thereof and each such Company RSU shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of Company RSUs credited to such holder multiplied by US$1.25, and thereafter each such Company RSU shall immediately be cancelled and terminated;

(iv)

all outstanding Zenabis Replacement Options, whether vested or unvested, shall, in accordance with the Zenabis Incentive Plan, cease to represent a right to receive Company Shares and instead represent a right to receive Tilray Shares, subject to adjustment in number and exercise price based on the Exchange Ratio; and

(v)

all outstanding Company Warrants shall cease to represent a warrant or other right to acquire Company Shares and shall, in accordance with their terms, be adjusted to represent a right to receive Tilray Shares upon exercise thereof, subject to adjustment in number and exercise price based on the Exchange Ratio.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among the representatives of the Company who are independent of Tilray, representatives of Tilray, and their respective advisors. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement and the Waiver and Amendment Agreement.

Industry and Company Developments in 2021

In the context of intense competition and pricing compression in the Canadian cannabis industry during the 2021 calendar year, the Company determined that it was in its best interests to pursue an expansion strategy to accelerate domestic and international growth while supporting near-term requirements for additional licensed capacity and achieve greater market share through the acquisition of various cannabis companies. To that end, it pursued and completed the acquisitions of Zenabis, 48North Cannabis Corp. and the entities that carry on the business of Redecan (“Redecan”). Through these acquisitions, the Company had expected to increase its market share while also cross-leveraging the operations of each entity to drive synergistic value.

In order to fund the $400 million cash portion of the $925 million purchase price for the acquisition of Redecan, the Company issued a senior secured convertible note in an aggregate principal amount of US$360 million to High Trail, initially due on May 1, 2023 (the “Original Note”). The Original Note contained, among other things, various financial and non-financial positive and negative covenants, including with respect to certain financial metrics of the Company, such as the maintenance of a minimum level of liquidity and the achievement of positive adjusted EBITDA (as such term was defined in the Original Note) starting with the three-month period ending January 31, 2022, as well as material monthly redemption features. In addition, the Company was required to grant security interests to High Trail over substantially all of its and its Subsidiaries’ property and assets to secure the indebtedness under the Original Note.

On October 29, 2021, the Company acknowledged in a press release the ongoing concerns with the Original Note. The Company indicated that “while there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the [Original Note], the Company has been working with [High Trail] to renegotiate the terms of the [Original Note]. The Company has sufficient funding for ongoing working capital requirements, however, current funds on hand, combined with operational cash flows, are not sufficient to also support funding potential cash requirements under the [Original Note], investments required to continue to develop cultivation and distribution infrastructure, and the future growth plans of the Company.”

It accordingly became increasingly apparent during the second half of 2021 that the Company would have continued difficulty remaining in compliance with the various covenants and other provisions of the Original Note through to its maturity date.

Tilray’s First Proposal to Acquire the Company

In light of the industry and company developments throughout 2021 described in the foregoing paragraphs, and as part of its continuing mandate to strengthen the Company’s business and enhance value, the Board and senior management of the Company began, in late 2021, to consider and assess possible strategic and other opportunities to better realize the potential of the Company’s asset portfolio, expertise and development, including the possibility of strategic transactions with various other industry participants. In connection therewith, in November 2021, the Company engaged a financial advisor to consider various strategic alternatives for the Company. Such financial advisor subsequently began to identify parties which it believed may have been interested in a potential transaction with the Company.

In early November 2021, Tilray submitted a non-binding and conditional indication of interest to acquire all of the Company Shares although, importantly, this non-binding and conditional proposal also stated that any negotiated price would be reduced to reflect the dilution that would ultimately result from the Original Note. Tilray’s proposal at the time was based on it not having done any due diligence of the Company’s corporate, financial and business information, including the detailed provisions of the Original Note. Despite the Company and Tilray having entered into a confidentiality and standstill agreement on December 16, 2021 (the “Confidentiality Agreement”), Tilray indicated in January 2022 it was no longer interested in pursuing an acquisition transaction for the Company, and Tilray’s non-binding and conditional indication of interest did not proceed.

Events in 2022 Leading to Note Transaction Agreement Between the Company and Tilray

Following the termination of discussions with Tilray in early 2022, the Company continued to operate its business in market and sector conditions that remained quite challenging, although it had become apparent by the first calendar quarter of 2022 that the willingness of High Trail to provide waivers and accommodations on an ongoing basis was limited and that the Company would require some sort of broader solution to its ability to continue to execute on its business plan and operate its business all while remaining in compliance with the Original Note.

In late January and throughout February 2022, Tilray, the Company and High Trail held ongoing discussions on a potential transaction for Tilray to acquire the Original Note and, concurrently, to restructure select terms and provisions of the Original Note and simultaneously enter into commercial agreements with the Company designed to achieve production efficiencies and cost-savings.

Concurrently with these discussions in February 2022, the Company reached out to a number of third parties to ascertain whether there was any interest by any of such parties to fund a stand-alone recapitalization of the Company’s balance sheet. The Company ultimately determined that there was insufficient interest to move forward with a stand-alone recapitalization transaction, particularly in light of the various covenants, restrictions and other provisions of the Original Note held by High Trail.

In late February 2022, after several weeks of negotiation among the Company, Tilray and High Trail, the Company received a revised proposal from Tilray to restructure and acquire the revised Original Note and providing for terms for certain commercial agreements between the Company and Tilray. Following the receipt of such proposal, the Company and Tilray exchanged various counter-proposals and negotiated acceptable terms and conditions, which culminated in the announcement on March 3, 2022 that Tilray and the Company had agreed to create a strategic partnership which included a new debt financing agreement. Under the proposed arrangement, Tilray would acquire the Original Note from High Trail, on amended terms, which, at the time, the Company believed would help to address its challenging balance sheet and liquidity issues that were partly the result of the Original Note, largely on the basis that as a strategic industry player, Tilray would have a genuine long-term vision and interest in commercially partnering with the Company as opposed to simply enforcing the provisions of the Original Note from a purely financial perspective.

The Company provided notice on March 11, 2022 to High Trail, as holder of the Original Note, of the occurrence of an event of default under the Original Note since it was not in compliance with the covenant to have positive adjusted EBITDA (as defined and calculated in the Original Note) for the three-month period ended January 31, 2022. On March 14, 2022, the Company announced that High Trail had irrevocably waived any rights in relation to the breach of this covenant. High Trail had indicated it would irrevocably waive its rights due to the event of default for a limited period to allow for the proposed transaction with Tilray to be consummated.

On April 12, 2022, the Company announced that it had entered into definitive agreements with Tilray to create a strategic partnership that, at the time, was intended and designed to provide financial and strategic benefits including operational flexibility, production efficiencies, substantial synergies and an increase in product breadth and a commitment to innovation. Among other things, a transaction agreement was entered into among the Company, Tilray and High Trail providing for certain amendments to the terms of the Original Note and the execution of an amended and restated note with High Trail to be immediately thereafter assigned to Tilray (the “Amended Senior Secured Note”), although the Amended Senior Secured Note continued to include, among other provisions, minimum liquidity and positive Adjusted EBITDA covenants, and other restrictions and consent rights in favour of Tilray. The Company and Tilray also committed to work together to evaluate cost saving synergies and other production efficiencies and to set out the terms of such arrangements in certain commercial agreements to be entered into between the Company and Tilray.

On April 12, 2022, the Company entered into an equity purchase agreement setting out the framework for an equity line of credit program (the “ELOC”) with an Affiliate of KAOS Capital Inc. (“KAOS”) that permitted the Company to demand that KAOS subscribe for an aggregate of $5 million of Company Shares per month over a 36-month period, for aggregate gross proceeds of up to $180 million. At the time, such equity backstop was entered into as an equity complement to the transactions with Tilray with the objective of maintaining what was then believed to be the Company’s balance sheet as strengthened by the amendments to the Original Note to form the Amended Senior Secured Note and the fact that Tilray would be the holder of the Amended Senior Secured Note and ensuring that all interest and operational costs were covered going forward.

On June 17, 2022, the Company’s wholly-owned subsidiary, Zenabis, as well as Zenabis’ subsidiaries (collectively, the “Zenabis Group”) filed a petition with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act in order to restructure their business and financial affairs (the “CCAA Petition”). The CCAA Petition was limited to the Zenabis Group and neither the Company nor any of its

Subsidiaries, other than the members of the Zenabis Group, were petitioners or parties to the CCAA Proceedings. The Company was informed that, on October 31, 2022, a subsidiary of SNDL Inc. acquired certain assets and shares of the members of the Zenabis Group and, as of such date, the Company no longer had any direct or indirect shareholding in or corporate affiliation with the Zenabis Group.

On July 12, 2022, following approval by the Company Shareholders of the Amended Senior Secured Note, the Company announced that the previously announced transaction with Tilray had closed. Pursuant to the terms of the transaction, Tilray acquired 100% of the US$173.7 million of remaining principal balance of the Amended Senior Secured Note and Tilray nominated Ms. Denise Faltischek and Mr. Roger Savell to the Board. Furthermore, the Company and Tilray finalized and entered into various commercial agreements, designed to strengthen each entity’s independent position, and covering the following key areas: manufacturing of certain cannabis products by each party for the other, procurement and shared cost savings. The Company and Aphria Inc. a wholly-owned Subsidiary of Tilray, also entered into the Advisory Services Agreement pursuant to which, in exchange for certain advisory services on an “as needed basis” in the areas of investor relations, internal audit, marketing and market positioning, the Company became obligated to pay Aphria Inc. a monthly fee of US$1.5 million. This ongoing monthly payment obligation of the Company, together with the Belleville facility cost savings monthly payment to Tilray, created additional pressure over time on the Company’s already stressed balance sheet, cash flows and liquidity.

As a result of the acquisition of the Amended Senior Secured Note, (i) Tilray became the sole senior secured creditor of the Company, having security interests over substantially all of the Company’s and its Subsidiaries’ property and assets, and (ii) Tilray acquired the right to acquire up to approximately 48% of the Company Shares upon conversion or redemption of the Amended Senior Secured Note.

Industry and Company Developments in Second Half of 2022

In addition to a general deterioration in the global and North American macro-economic environment that prevailed in 2022, the cannabis industry continued to face increased competition, including from the illicit market, a challenging operating and capital-raising environment and significant product price compression. In the face of these industry and general economic headwinds, in the second half of calendar 2022, the Company continued to focus on cost-saving initiatives to ensure it was able to continue to meet the financial and other covenants pursuant to the Amended Senior Secured Note and to be able to repay the Company’s aggregate principal amount of $40.14 million 8.0% unsecured convertible debentures maturing in December 2022 (the “8% Unsecured Convertible Debentures”).

On October 31, 2022, the Company reported its 2022 fourth quarter and full year financial results. The press release indicated steps taken by the Company to improve its liquidity position and working capital, and opportunities and cost savings initiatives pursued by management to fundamentally realign the operating expenses and cash flows to drive profitability and address the liquidity issues. The press release and financial statements also indicated that “there remains a risk that the Company’s cost saving initiatives may not yield sufficient operating cash flow to meet its financial covenant requirements, and as such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern”.

In October 2022, the Company was advised by PricewaterhouseCoopers LLP (“PwC”) that, at PwC’s own initiative, it would decline to stand for re-appointment as the Company’s auditor following the issuance of its auditor’s report on the Company’s consolidated financial statements for the year ending July 31, 2022. In connection with such notice from PwC, substantial time and effort was required by the Company to identify and retain, as well as onboard, the successor auditor, Macias Gini & O’Connell LLP.

In late 2022, the Company considered alternatives for refinancing and/or amending the 8% Unsecured Convertible Debentures, although the discussions and negotiations with debenture holders did not yield any results, and the Company repaid the total outstanding principal balance of the 8% Unsecured Convertible Debentures of

$40.14 million together with all accrued and unpaid interest in December 2022 in order to avoid defaulting thereunder and potentially causing a cross-default and acceleration event under the Amended Senior Secured Note. The required repayment of the 8% Unsecured Convertible Debentures represented a further significant reduction of the Company’s then liquidity and available capital resources.

Due to, among other things, the Company’s various blackout periods in connection with the release of its financial results for various fiscal periods, the change in auditors described above and certain regulatory limitations and restrictions, the Company was unable to file a prospectus supplement in order to access the ELOC to raise additional capital, and it continued throughout this period to have been limited in its ability to incur any additional debt without Tilray’s consent under the Amended Senior Secured Note.

Tilray’s Preliminary Proposal to Acquire the Company in January 2023

On January 13, 2023, Tilray delivered to the Board a preliminary, non-binding indication of interest (the “Preliminary Proposal”), pursuant to which Tilray proposed to potentially acquire all of the issued and outstanding Company Shares by way of a court approved plan of arrangement, in consideration for Tilray Shares, however, the Preliminary Proposal did not set forth a proposed price for the Company Shares, as Tilray indicated that diligence was required to determine a proposed price.

In light of the receipt of the Preliminary Proposal and the fact that any transaction with Tilray would be subject to the requirements of MI 61-101 on the basis that the Amended Senior Secured Note may be converted at any time by Tilray into more than 10% of the issued and outstanding Company Shares and, as a result thereof, Tilray would be considered both a “related party” and an “interested party” of the Company for the purposes of MI 61-101, the Board, with Ms. Faltischek and Mr. Savell abstaining, voted, at a meeting of the Board held on January 15, 2023, to form the Special Committee, comprised of Mr. Rob Godfrey as the chair (the “Chair”), Ms. Hélène Fortin and Mr. Peter Montour, all of whom are independent directors of the Company. At the same Board meeting, Mr. Mark Attanasio, the Executive Chairman of the Board, also declared an interest in any transaction that might result from the Preliminary Proposal due to a change of control provision in his consulting agreement, and the Board accepted that Mr. Attanasio would not participate in any Board decisions relating to any transaction that might result from the Preliminary Proposal. See “The Arrangement – Interest of Certain Persons in the Arrangement – Directors”.

The mandate of the Special Committee empowered it, among other things, to:

(i)

review, evaluate and consider the Preliminary Proposal and to explore, review, evaluate and consider any strategic alternatives (including any alternative transaction or not proceeding with any transaction at all) (collectively, the “Alternatives”);

(ii)	make such recommendations to the Board with respect to the Preliminary Proposal or any Alternatives as the Special Committee may have deemed necessary or advisable;

(iii)

negotiate or supervise the negotiation in respect of the Preliminary Proposal or any Alternatives in a manner that the Special Committee considered to be necessary or advisable, and to oversee the preparation of any related legal agreements or other documentation;

(iv)	supervise the preparation of a formal valuation in accordance with MI 61-101 and any and all fairness opinion(s); and

(v)

consider the liquidity needs of the Company, and whether the Company should proceed with any amendments to, or waivers in connection with its obligations pursuant to, the Amended Senior Secured Note, or any potential alternative financing transaction(s), pending the Special Committee’s consideration of the Preliminary Proposal or any Alternatives and through completion of the Preliminary Proposal or any Alternatives, as applicable, and to negotiate the terms of any such potential amendments to or waivers in connection with the Amended Senior Secured Note or any other potential financing transaction on behalf of the Company.

The Special Committee was authorized by the Board to retain advisors, as well as an independent valuator, to assist it in carrying out its mandate and performing its duties and in otherwise fulfilling its obligations.

At the meeting of the Board held on January 15, 2023, the Board noted that an evaluation of the merits of the Preliminary Proposal and any potential transaction in connection therewith should, among numerous other factors and considerations, take into account the fact that there had been significant pricing compression in the cannabis market as the sector had become more competitive and the deterioration of the Company’s cash position and liquidity and capital resources.

The Special Committee met on January 16, 2023 to discuss the Preliminary Proposal and a response to Tilray. During that meeting, the Special Committee’s legal advisors highlighted the importance of ensuring that an independent and rigorous process be put in place for the review of the Preliminary Proposal by the Special Committee, and also advised the members of the Special Committee of their duties and responsibilities in their review and evaluation of the Preliminary Proposal.

On January 16, 2023, following the first meeting of the Special Committee, the Chair sent Tilray a response letter and a draft agreement under which, among other requests by the Company, would have required Tilray to waive certain key covenants pursuant to the Amended Senior Secured Note.

On January 17, 2023, Tilray responded to the Special Committee and indicated that it would not agree to any waiver of the covenants pursuant to the Amended Senior Secured Note. The Special Committee held a meeting following the receipt of such response and unanimously determined that further engagement with Tilray in connection with the Preliminary Proposal would not be appropriate given the absence of even an indicative price in the Preliminary Proposal and given Tilray’s unwillingness to engage in negotiations with respect to a waiver of certain key covenants pursuant to the Amended Senior Secured Note. On behalf of the Special Committee, the Chair delivered a letter to Tilray on January 18, 2023 to that effect. An update to the Board (excluding the Conflicted Directors) was given by the Special Committee with respect to the Preliminary Proposal and developments in connection therewith on January 20, 2023.

Events Leading up to and Tilray’s Revised Proposals

At the end of January and throughout February 2023, the Special Committee, with input from the directors (other than those nominated by Tilray) and management of the Company as well as from NRFC, considered and evaluated any and all available means for the Company to potentially raise funds to improve the Company’s liquidity beyond the immediate near term. However, it was becoming increasingly apparent to the Company that there were very few, if any, such means available to the Company given Tilray’s consent rights under the Amended Senior Secured Note, the due diligence that one or more third parties would conduct and their likely findings in connection therewith as well as the various limitations under applicable Securities Laws and stock exchange rules.

On March 2, 2023, Tilray submitted a revised non-binding letter of intent and term sheet (the “Revised Proposal”), pursuant to which Tilray proposed to acquire all of the Company Shares by way of court approved arrangement for an indicative price of US$1.55 per Company Share, payable in Tilray Shares, cash or a mix of cash and Tilray Shares, and subject to due diligence, among other conditions. On the date immediately preceding the date of the Revised Proposal, the Company Shares closed trading at US$1.58 on the Nasdaq. The Revised Proposal thus set forth an indicative price slightly below but roughly in line with the Company’s then market trading price.

Following receipt of the Revised Proposal, the Chair of the Special Committee, the Company’s management and NRFC had various negotiations and exchanges with Tilray, its counsel and its financial advisor, Canaccord

Genuity Corp. regarding the Revised Proposal and the terms thereof, including, in particular, with respect to certain payments being requested by Tilray from the Company as accelerated payments under the Amended Senior Secured Note and the Advisory Services Agreement and other payments in consideration for Tilray agreeing to provide certain limited waivers under the Amended Senior Secured Note. Tilray also commenced its due diligence on the Company.

On March 6, 2023, the Special Committee held a meeting to discuss the Revised Proposal, and the Chair updated the Special Committee on the status of the ongoing negotiations with Tilray in connection with the Revised Proposal. The Special Committee discussed the Revised Proposal and the manner in which it proposed to treat various stakeholders of the Company and noted, among other things, the price offered by Tilray, the need to achieve alignment with Tilray on certain key terms of the Revised Proposal and the treatment of certain payments in the event of a transaction. The Special Committee discussed the situation of the Company and the limited alternatives to the Revised Proposal given the significant number of contractual prohibitions and restrictions, covenants and other constraints on the Company and the Company’s near and mid-term financial position. The Chair also noted that he had approached and had discussions with certain potential independent valuators for the purpose of preparing and delivering a formal valuation as required by MI 61-101 and a fairness opinion to the Special Committee in connection with the Arrangement.

On March 6, 2023, a first draft of the Arrangement Agreement with respect to the Arrangement was circulated by DLA to the Company and NRFC. Tilray’s draft did not specify the purchase price or proposed exchange ratio, which remained subject to Tilray’s completion of its financial and legal due diligence, including an assessment of pending and recently threatened litigation claims.

On March 8, 2023, the Special Committee met and, based on an analysis prepared by the Company’s Chief Financial Officer, it considered various scenarios with respect to the Company’s liquidity and cash flows, taking into consideration the Revised Proposal and the timing of the Arrangement, as well as the cash payments that would be required to be made by the Company to Tilray pursuant to the Revised Proposal and the impact of such payments on the Company’s near-term liquidity and the risks associated therewith in the event a definitive Arrangement Agreement were to be signed but the transaction were to not close. The Chair noted that since the prior meeting of the Special Committee, he had had several conversations with Tilray’s Global General Counsel regarding the key commercial and business terms contained in the Revised Proposal, and the Chair reported that Tilray had indicated that, at such point, it was unwilling to change the terms of the Revised Proposal, including, in particular, regarding the amount and timing of payments to be made by the Company to Tilray. The Special Committee discussed, among other things, the nature and timing of the cash payments being requested by Tilray in the Revised Proposal, the financial aspects of the Revised Proposal more generally, and the impact on the Company and various stakeholders in the event the Arrangement was or was not completed. The Special Committee members also again discussed the very limited alternatives available to the Company, if any, given its cash position, the difficulty to secure meaningful financing, the contractual prohibitions and restrictive convents in the Amended Senior Secured Note, certain regulatory impediments to raising financing in a public offering, and the very remote likelihood of identifying an alternative transaction to the Revised Proposal that would provide value to the Company, Company Shareholders and other stakeholders, particularly given Tilray’s veto right over a change of control transaction under the Amended Senior Secured Note unless a third-party proposal were to be at an offer price of at least $7.28 per Company Share.

On March 9, 2023, DLA circulated a first draft of Tilray’s proposed Waiver and Amendment Agreement to NRFC. This draft included a waiver of certain covenants in the Amended Senior Secured Note and set out a schedule of amounts to be paid by the Company to Tilray in connection with the waiver and the Arrangement.

On March 9, 2023, the Special Committee met and NRFC presented the draft Arrangement Agreement and the draft Waiver and Amendment Agreement received, describing the key terms and issues therein, as well as alternatives for addressing the issues identified.

On March 16, 2023, the Board met in connection with the approval and release of the Company’s financial results for the second quarter ended January 31, 2023. At such meeting, the Board discussed, among other things, the possibility that the Company may fail to meet the covenants in the Amended Senior Secured Note in the near to mid-term, and the Special Committee provided an update to the Board regarding the Revised Proposal and the Arrangement in connection therewith. For the quarter ended January 31, 2023, the Company reported operating losses and that it had yet to generate positive cash flows or earnings. A variety of factors, including the significant reduction of the Company’s cash and cash equivalents following repayment of the 8% Unsecured Convertible Debentures in December 2022, as well as the need for the Company to maintain a minimum level of liquidity and achieve positive Adjusted EBITDA for each quarter beginning in the three months ended April 30, 2023, continued to lend substantial doubt as to the ability of the Company to meet its obligations as they came due.

Following various negotiations and exchanges between, on the one hand, the Special Committee, management of the Company and NRFC, and, on the other hand, Tilray and DLA, in particular with respect to the draft Waiver and Amendment Agreement received and the cash payments being demanded by Tilray thereunder, and consideration by the Special Committee of an analysis of the cash payments being requested by Tilray prepared by NRFC, on March 17, 2023, NRFC circulated to Tilray and DLA a revised draft of the Waiver and Amendment Agreement.

On March 19, 2023, the Special Committee met to receive an update from the Chair with respect to a conversation he had had on March 18, 2023 with the Chairman and Chief Executive Officer of Tilray regarding the proposed Arrangement and, in particular, the Waiver and Amendment Agreement. At that time, the Chair was explicitly informed by Tilray’s Chairman and Chief Executive Officer that Tilray was unwilling to accept the terms proposed in the Company’s revised Waiver and Amendment Agreement and that Tilray would not, at such time, engage in any further negotiations with the Company regarding the terms set forth in the Revised Proposal with respect to the covenants in the Amended Senior Secured Note to be waived and the quantum of the amounts to be paid by the Company to Tilray. The Special Committee agreed that it should exert all efforts to attempt to improve the terms of the Waiver and Amendment Agreement as proposed by Tilray.

In the days following such meeting of the Special Committee, there were various negotiations and exchanges between, on the one hand, the Special Committee, Company management and NRFC, and, on the other hand, Tilray, DLA and Canaccord Genuity Corp., with respect to the Arrangement and, in particular, the Waiver and Amendment Agreement. These negotiations led to Tilray submitting a further revised proposal on March 20, 2023 with respect to covenant waivers and payments to be made by the Company to Tilray in connection with the Arrangement. Subsequent to the delivery of such proposal, later in the day on March 20, 2023, Tilray submitted a further revised Waiver and Amendment Agreement to NRFC setting forth revised covenant waivers and fees to be paid by the Company to Tilray in connection with the Arrangement.

Under the Waiver and Amendment Agreement, a significant portion of the cash payments that Tilray was demanding as a pre-condition to signing a definitive Arrangement Agreement could now be settled by the Company concurrently transferring title to and ownership in (i) the real estate properties of the Company located in Fort Collins, Colorado (the “Fort Collins Properties”) and (ii) the real estate property of the Company located at 67 Sinclair Blvd., in Brantford Ontario (the “Brantford Property”). Tilray continued to insist as an absolute requirement to its entry into the Arrangement Agreement that it either receive a significant upfront cash payment from the Company or the transfer to it of the Fort Collins Properties and the Brantford Property in lieu of such cash payment, failing which there would be no Arrangement. In any event, absent an arrangement transaction, the terms of the Amended Senior Secured Note provide that the Company would require Tilray’s consent prior to selling the Fort Collins Properties and the Brantford Property to a third party, and further provide that the net proceeds from any such sales would need to be applied to repay debt to Tilray under the Amended Senior Secured Note.

On March 22, 2023, and following discussions between NRFC and DLA, NRFC sent a revised draft of the Arrangement Agreement and the Waiver and Amendment Agreement to DLA and Tilray.

On March 23, 2023, the Special Committee met to receive a presentation from NRFC on the status of the draft transaction documents, namely the Arrangement Agreement, the Waiver and Amendment Agreement and related documents and matters, as well as the next steps leading up to a potential signature and announcement of definitive agreements in connection with the Arrangement. The Company’s Chief Financial Officer gave a presentation on, and the Special Committee analyzed, the Company’s cash position in light of the minimum liquidity covenant pursuant to the Amended Senior Secured Note.

On March 24, 2023, DLA sent further revised drafts of the Arrangement Agreement and the Waiver and Amendment Agreement to NRFC.

On March 26, 2023, the Special Committee met to discuss outstanding material issues in connection with the negotiation of the Arrangement Agreement and the Waiver and Amendment Agreement and the potential settlement of ongoing material arbitration and litigation in parallel with the Arrangement. The Special Committee, with input from NRFC and members of management, also considered the tail period for the waiver of the covenants and amendments contained in the Waiver and Amendment Agreement as well as the details regarding amounts and timing of the payments and the transfers of the Fort Collins Properties and the Brantford Property to be made under the Waiver and Amendment Agreement. NRFC was instructed to prepare revised drafts of both the Arrangement Agreement and the Waiver and Amendment Agreement in light of such discussions.

Following the meeting of the Special Committee on March 26, 2023, NRFC met with Tilray’s Global General Counsel and DLA to discuss the outstanding material issues in connection with the Arrangement Agreement and the Waiver and Amendment Agreement, and subsequently shared Tilray’s position on such outstanding material issues with the Special Committee.

On March 29, 2023, after various exchanges with members of the Special Committee and management of the Company, NRFC sent revised drafts of the Arrangement Agreement and the Waiver and Amendment Agreement to DLA and Tilray.

On March 30, 2023, DLA sent revised drafts of the Arrangement Agreement and the Waiver and Amendment Agreement to NRFC, following which, on March 31, 2023, DLA and NRFC had a call to discuss the outstanding material issues in connection with such revised drafts. NRFC shared the material outstanding points with the Special Committee later in the day on March 31, 2023 in advance of the next meeting of the Special Committee. These outstanding points included the importance of confirming the applicable exchange ratio for the transaction; the proposed settlement of certain material arbitration, litigation and claims against the Company; the quantum of payments that would be owing, or potentially owing, upon a change of control of the Company; and the revised minimum liquidity threshold reflected in the draft Waiver and Amendment Agreement.

On April 1, 2023, the Company’s Chief Financial Officer provided an update to the Special Committee regarding the cash and liquidity position of the Company, and indicated that the Company maintained minimum liquidity at a level only slightly above the applicable covenant threshold, with payment of critical vendors being closely managed, but that the Company would not, based on quarterly sales realized up to that date, achieve the Adjusted EBITDA covenant in the Amended Senior Secured Note on April 30, 2023 with respect to the quarter ending on that date.

Later in the day on April 1, 2023, in light of the ongoing negotiations of each of the Arrangement Agreement and the Waiver and Amendment Agreement, the Special Committee met to discuss the cash and liquidity position of the Company, cash management during the current quarter absent receiving any waiver from the holder of the Amended Senior Secured Note, and outstanding material issues in connection with the revised drafts of the Arrangement Agreement and the Waiver and Amendment Agreement received from Tilray and DLA.

On April 4, 2023, Tilray’s Global General Counsel sent an email to NRFC as counsel to the Company and the Special Committee, as a supplement to the Revised Proposal proposing an indicative price range of US$0.75 to US$1.00 per Company Share stating that (i) the applicable exchange ratio would be based on the VWAP of Tilray

Shares for the 60-day period ending April 5, 2023, and (ii) the specific price within the aforementioned range would be dependent on the successful outcome of settlement negotiations for pending arbitration and litigation claims as noted above. On April 3 and 4, 2023, the trading price of the Company Shares closed at US$1.28 and US$1.24, respectively, on the Nasdaq and, therefore, even the top end of the range being proposed by Tilray was approximately 20% below the Company’s then trading market price.

On April 5, 2023, the Special Committee met to discuss, among other things, the status of discussions to settle pending arbitration and litigation claims as noted above; the importance of using all efforts to negotiate an increase to the purchase price to a level that was nearer to the prevailing market price of the Company Shares; and developments with respect to the ongoing negotiations of each of the Arrangement Agreement and the Waiver and Amendment Agreement. The Special Committee received advice from NRFC regarding, and engaged in a thorough analysis of, among other things, the basis and reasons for the price range received for the Company Shares, the price range received vis-à-vis the current market price of the Company Shares and the calculation of the exchange ratio proposed by Tilray. The Special Committee carefully considered the interests of the Company, the Company Shareholders and other stakeholders more broadly in light of the proposed price range and exchange ratio.

Final Negotiations and Signature and Announcement of Arrangement Agreement and Waiver and Amendment Agreement

On April 6 and 7, 2023, there were numerous interactions, exchanges and calls among representatives of Tilray and the Company, all of which resulted in Tilray ultimately agreeing to increase its proposed implied purchase price to US$1.25 per Company Share, being a price that was closer to the then market price of the Company Shares and higher than the US$1.00 per share top end of the range contemplated in the email circulated by Tilray’s Global General Counsel on April 4, 2023. This increased purchase price proposal was made in consideration for the Company agreeing to certain final amendments to, and additional upfront payments to be made by the Company to Tilray under, the Waiver and Amendment Agreement.

On April 7, 2023, the Special Committee met, with members of management and NRFC present, to receive a presentation from Haywood on the Formal Valuation and the Fairness Opinion. Haywood reviewed the methodologies and analysis underlying the Formal Valuation, and then verbally advised the Special Committee of its conclusions as to the value of the Company Shares pursuant to the Formal Valuation and Haywood’s conclusion that the value of the Company Shares is nil ($0), subject to the scope of review, assumptions, limitations and qualifications set forth in the Formal Valuation. See “The Arrangement – Fairness Opinion and Formal Valuation”.

Haywood also reviewed the methodologies and analysis underlying the Fairness Opinion and verbally advised the Special Committee that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, it was of the opinion that as of April 7, 2023, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view. See “The Arrangement – Fairness Opinion and Formal Valuation”.

At such meeting of the Special Committee held on April 7, 2023, after receiving the verbal Formal Valuation and Fairness Opinion from Haywood, the Special Committee, with input from the Company’s management and NRFC, discussed the remaining material outstanding items to be settled with Tilray in each of the Arrangement Agreement, the Plan of Arrangement and the Waiver and Amendment Agreement.

On April 8, 2023, the Special Committee met again, and NRFC provided the Special Committee with an overview of the material terms of the Arrangement Agreement, the Plan of Arrangement and the Waiver and Amendment Agreement, and they again summarized the directors’ fiduciary duties in the context of assessing the Arrangement and the Waiver and Amendment Agreement. The members of the Special Committee discussed the presentations and materials provided to them and the merits of the Arrangement and the Waiver and Amendment Agreement.

The Special Committee particularly noted the importance of it having successfully convinced Tilray to pay a price per Company Share near to the then trading market price of such shares.

The Special Committee met again on April 9, 2023, to receive an update regarding any material developments regarding outstanding points with respect to the Arrangement and the definitive agreements in connection therewith. After discussion and consultation with its advisors and particularly given the conclusions of Haywood communicated verbally the day before as to its views and conclusions regarding the value of the Company Shares, and taking into account the best interests of the Company and the impact on stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is fair, from a financial point of view, to Company Shareholders and that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company.

Accordingly, the Special Committee accepted the verbal Formal Valuation and Fairness Opinion and then unanimously recommended that the Board approve the Arrangement and enter into the Arrangement Agreement and the Waiver and Amendment Agreement and that Company Shareholders vote in favour of the Arrangement Resolution.

At the meeting of the Special Committee held on April 9, 2023, the Special Committee also considered whether any of the directors or senior officers of the Company who are related parties entitled to a benefit and/or payment that they expect to receive pursuant to the Arrangement fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101. The Special Committee concluded that the benefits and/or payments each such director and senior officer expected to receive pursuant to the Arrangement fell within an exception to the definition of “collateral benefit” for the purposes of MI 61-101. In arriving at such conclusion, among other things, the Special Committee determined that, with respect to those directors of the Company who exercised control or direction over, or beneficially owned, more than 1% of the outstanding Company Shares, as calculated in accordance with MI 61-101, the amount of consideration that they expect they will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities beneficially owned by them, net of any offsetting costs, is less than 5% of the value benefit and/or payment that they expect to receive pursuant to the Arrangement. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Application of MI 61-101”.

On April 9, 2023 and immediately following such meeting of the Special Committee, the Board met (with the Conflicted Directors not present, having each declared an interest in the Arrangement and having recused themselves and abstained from voting) to receive a summary of the presentation given by Haywood to the Special Committee and to receive the Special Committee’s report and recommendations with respect to the Arrangement. After discussion, including of the matters discussed under the heading “The Arrangement – Reasons for the Arrangement”, and consultation with its advisors, and taking into account the report and recommendations of the Special Committee, the best interests of the Company and the impact on stakeholders of the Company, the Board (with the Conflicted Directors not present, having each declared an interest in the Arrangement and having recused themselves and abstained from voting) unanimously determined that the Arrangement is fair to Company Shareholders and that the Arrangement Agreement and the Waiver and Amendment Agreement are in the best interests of the Company and, accordingly, approved the Arrangement and the Company’s entry into the Arrangement Agreement and the Waiver and Amendment Agreement, and determined to recommend that Company Shareholders vote in favour of the Arrangement and the Arrangement Resolution, subject to the parties finalizing, over the course of the next 12 to 24 hours, all outstanding drafting and other issues under the Arrangement Agreement and the Waiver and Amendment Agreement.

Following these meetings and the recommendations and determinations of the Special Committee and the Board (excluding the Conflicted Directors), during the course of the day on April 10, 2023, the Company and Tilray, through their respective legal counsel, finalized all outstanding drafting and other issues under the Arrangement Agreement and the Waiver and Amendment Agreement. After the close of markets on April 10, 2023, the Parties signed the Arrangement Agreement, the Waiver and Amendment Agreement and the various Voting and Support

Agreements, which were also signed by the Locked-up Shareholders, and the Arrangement was publicly announced.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement and the Waiver and Amendment Agreement, receipt of the Formal Valuation and the Fairness Opinion, and a thorough review of other matters, including those matters discussed under the heading “The Arrangement – Reasons for the Arrangement”, and following consultation with its advisors, the Special Committee unanimously determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to Company Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement and enter into the Arrangement Agreement and the Waiver and Amendment Agreement, and that the Board recommend that the Company Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

After careful consideration, including a thorough review of the Arrangement Agreement and the Waiver and Amendment Agreement, receipt of the Formal Valuation and Fairness Opinion and a thorough review of other matters, including those matters discussed under the heading “The Arrangement – Reasons for the Arrangement” and following consultation with its advisors and on the unanimous recommendation of the Special Committee, the Board (excluding the Conflicted Directors) unanimously determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to Company Shareholders. Accordingly, the Board (excluding the Conflicted Directors) unanimously approved the Arrangement and the Company’s entry into the Arrangement Agreement and the Waiver and Amendment Agreement and recommends that Company Shareholders vote FOR the Arrangement Resolution (the “Board Recommendation”).

Each of the Company’s independent directors and certain senior officers and other senior employees entered into the Voting and Support Agreements and are obligated to vote all of their Company Shares in favour of the Arrangement Resolution, subject to certain customary exceptions.

Reasons for the Arrangement

In determining that the Arrangement is fair to the Company Shareholders and that the Arrangement Agreement and the Waiver and Amendment Agreement are in the best interests of the Company, the Special Committee, with the benefit of advice from advisors and input from the Company’s management, carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement, the Waiver and Amendment Agreement and related agreements and documents and considered and relied upon a number of substantive factors, including:

•

Going Concern and Discussions with Tilray as the Holder of the Amended Senior Secured Note. The Company has consistently reported operating losses and has yet to generate positive cash flows or earnings. The Company remained subject to, amongst other covenants, a minimum liquidity covenant of US$20 million under the Amended Senior Secured Note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each of the Company’s quarters beginning with the quarter ending April 30, 2023. There remains substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. Additionally, because of the foregoing and, specifically, the likelihood and imminence of potential breaches of the minimum liquidity and Adjusted EBITDA covenants by the Company in the near term, prior to entering into the Arrangement Agreement and the Waiver and Amendment Agreement, the Company commenced discussions with Tilray, as the holder of the Amended Senior Secured Note, to obtain favourable waivers and/or amendments under the Amended

Senior Secured Note. The Special Committee determined that Tilray would simply not provide the waivers and amendments sought by the Company, otherwise than on the terms of the Arrangement Agreement and the Waiver and Amendment Agreement.

•

Constraints of the Amended Senior Secured Note, High Level of Indebtedness, Payments to Tilray and Capital Raising Challenges. A number of factors, including the extensive contractual prohibitions, restrictions, covenants and other terms of the Amended Senior Secured Note, the regulatory and other constraints on the Company’s ability to access the public capital markets, the Company’s high level of secured indebtedness under the Amended Senior Secured Note, the Company’s available cash resources and financial condition, the Company’s future monthly payment obligations to Tilray under the Advisory Services Agreement, the Amended Senior Secured Note and other contractual commitments, among other factors, made it extremely challenging for the Company to be able to secure a sufficient amount of additional funding from debt or equity markets to finance its business and operations in order to meet its obligations and avoid defaulting in the near term under the Amended Senior Secured Note, absent the Arrangement and the Waiver and Amendment Agreement.

•

No Viable Alternatives to Tilray. In light of the reasons set forth above, the Special Committee determined that there was, at the time of signing the Arrangement Agreement and the Waiver and Amendment Agreement, no viable strategic, corporate or financing alternatives available to the Company, other than a transaction with Tilray, concluded on terms acceptable to Tilray, that would deliver some acceptable and fair value for Company Shareholders while preserving the Company as a continuing business for the benefit of all stakeholders, including the Company’s employees and ordinary creditors. The foregoing determination was accepted by Haywood as independent valuator and provider of the Fairness Opinion.

•

Ongoing Equity Participation in Combined Entity; Greater Liquidity. Following the completion of the Arrangement, Company Shareholders will hold Tilray Shares and participate in any future increases in value of Tilray Shares. More specifically, the Arrangement will provide Company Shareholders with exposure to Tilray’s diversified portfolio of operating assets with its operations in research, cultivation, and distribution across Canada and internationally. Company Shareholders will therefore have the opportunity to continue to participate in the potential value realized with the development and operation of the Company’s assets and business within Tilray. In addition, the market capitalization and the average trading volume of Tilray Shares significantly exceeds the market capitalization and the average trading volume of the Company Shares. If the Arrangement is successful, Company Shareholders will hold Tilray Shares which, given the greater number of shares and the diversified resource portfolio of the combined entity, should provide Company Shareholders with greater liquidity and long-term prospects of potential accretion in their investment.

•

Access to Tilray’s strong management team, strategic footprint and operational scale. Tilray is a leading cannabis and consumer packaged goods company with a strong production platform supporting numerous high profile brands, including comprehensive cannabis offerings, hemp-based foods, and alcoholic beverages. Tilray’s management team has extensive experience and a strong track record in consumer-packaged goods and cannabis. If the Company becomes a wholly-owned Subsidiary of Tilray and/or the two entities are otherwise combined pursuant to the Arrangement, the resulting organization is expected to benefit from increased economies of scale to better compete in an increasingly competitive cannabis production industry. The resulting organization should have an enhanced capital markets and financial profile.

•

Exchange Ratio / Tilray Shares Freely Tradable. The Exchange Ratio pursuant to the Arrangement Agreement implied a purchase price of approximately US$1.25 leading up to the signature of the Arrangement Agreement and the Waiver and Amendment Agreement. In general, the Tilray Shares issued to holders of Company Shares pursuant to the Arrangement will be immediately freely tradable in both Canada and the United States.

•

Right to Receive Tilray Shares for Holders of Convertible Securities. In connection with the Arrangement, all Company Awards (other than Company RSUs and Company DSUs) outstanding immediately prior to the Effective Date will be either preserved and adjusted to reflect the Exchange Ratio, and all Company DSUs and Company RSUs outstanding immediately prior to the Effective Date will be cashed out. No holder of Company Awards will experience a cancellation of their entitlements for no consideration under the terms of the Arrangement Agreement and Plan of Arrangement.

•

Formal Valuation. The Formal Valuation reflects Haywood’s determination that, as at April 9, 2023, subject to the assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion, the market value of the Company Shares is nil ($0).

•

Fairness Opinion. The Fairness Opinion prepared by Haywood, which was delivered orally to the Special Committee at the time the Special Committee approved recommending to the Board that the Board approve the Arrangement and entering into the Arrangement Agreement and the Waiver and Amendment Agreement and subsequently confirmed by delivery of the written Fairness Opinion dated April 9, 2023 to the effect that, as at April 9, 2023, subject to the assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view.

•

Consideration to be Received by the Company Shareholders. The Consideration to be received by Company Shareholders pursuant to the Arrangement is the product of extensive negotiation between, on one hand, the Special Committee, the management of the Company and the Company’s advisors, and, on the other hand, Tilray and its advisors. As described above, on April 4, 2023, Tilray, as a supplement to the Revised Proposal, proposed a price range per Company Share of US$0.75 to US$1.00, which, even at the top end of such range, was approximately 20% below the Company’s then trading market price. As a result of the aforementioned extensive negotiations aforementioned, the value of the Consideration to be received by Company Shareholders was materially increased to US$1.25 per Company Share, which approximated the then trading market price of the Company Shares.

•

Superior Proposal Permitted. The Arrangement Agreement provides that, notwithstanding the non-solicitation covenants contained in the Arrangement Agreement, if the Board receives an unsolicited Acquisition Proposal that does not result from a breach of the Company’s non-solicitation covenants and that the Board determines in good faith after consultation with its advisors that such Acquisition Proposal is or could reasonably be expected to lead to a superior proposal, the Company may enter into discussions or negotiations or otherwise assist the Person making such Acquisition Proposal, provided the requirements of the Arrangement Agreement are met.

The Special Committee specifically noted in connection with the foregoing that, under the Waiver and Amendment Agreement, Tilray waived compliance with the change of control negative covenant in the Amended Senior Secured Note during the pendency of the Arrangement Agreement.

However, because of the covenants, restrictions, and other terms and provisions of the Amended Senior Secured Note, and for the reasons previously mentioned above, the Special Committee concluded that (i) it is highly unlikely that any third party would be interested in acquiring all of the Company Shares for as long as the Amended Senior Secured Note remains outstanding, (ii) there is no viable Alternative for the Company to the Arrangement upon the terms of the Arrangement Agreement and the Waiver and Amendment Agreement, and (iii) the Arrangement represents the best alternative and likely the only option available to the Company and the Company Shareholders for the foreseeable future, and a superior proposal to the Arrangement upon the terms of the Arrangement Agreement and the Waiver and Amendment Agreement, while permitted under the Arrangement Agreement, is highly unlikely to emerge.

•	No Due Diligence or Financing Conditions. The Arrangement is not subject to due diligence or financing conditions.

•

Voting Support from the Company’s Directors, Officers, and Senior Employees. All of the independent directors and certain senior officers and senior employees of the Company who, as of the date hereof, in the aggregate, beneficially own or exercise control or direction over approximately 4.4% of the outstanding Company Shares, advised the Special Committee that they were prepared to enter into voting support agreements.

In making its determination and recommendation to the Board, the Special Committee also considered the procedural fairness of the Arrangement to Company Shareholders, including:

•

Arm’s Length Negotiations. The Special Committee conducted arm’s length negotiations with Tilray of the key economic terms of the Arrangement Agreement and oversaw the negotiation of other material terms of the Arrangement Agreement and the Arrangement, including the Waiver and Amendment Agreement.

•

Approval of Disinterested Shareholders. Company Shareholders will have an opportunity to vote on the Arrangement, which requires approval by at least (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders, virtually present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101.

•	Court-Supervised Process; Fairness Hearing. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively.

•

Fiduciary Out; Superior Proposal. As highly unlikely as any Superior Proposal emerging may be (as described above), the Board nonetheless retains the ability, in certain circumstances, to change its recommendation with respect to the Arrangement, and to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, on the specific terms and conditions set forth in the Arrangement Agreement, and, in the Special Committee’s view, the terms and conditions around considering, accepting and/or entering into a Superior Proposal would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company.

•

Dissent Rights Available. Registered Company Shareholders who do not vote in favour of the Arrangement Resolution and who follow the procedures described under the heading “Dissent Rights”, exercise Dissent Rights will be entitled to exercise Dissent Rights with respect to the Arrangement Resolution and ultimately receive fair value for their Company Shares as determined by the Court.

•	Fairness for Stakeholders. In the Special Committee’s view, the terms of the Arrangement treat stakeholders of the Company fairly in light of all relevant facts and circumstances.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Arrangement, including those matters described under the headings “Cautionary Note Regarding Forward-Looking Information and Risks” and “Risks Associated with the Arrangement”.

The Special Committee believes that, overall, the anticipated benefits as a result of the Arrangement outweighed the risks and potentially negative factors relevant to the Arrangement. The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its conclusions and making its recommendations, but includes a summary of the material information, factors and analysis considered by the Special Committee in reaching such conclusions and making such recommendations. The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business of the Company and the industry in which the Company operates and of the Company’s financial condition and prospects and were assisted in this regard by management and the Special Committee’s advisors. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Special Committee were made after considering all of the information and factors involved. Accordingly, the Special Committee determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of the Company and that the Arrangement is fair to the Company Shareholders for the reasons described above.

In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to Company Shareholders and that the Arrangement Agreement and the Waiver and Amendment Agreement are in the best interests of the Company, the Board (excluding the Conflicted Directors) considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted as its own the Special Committee’s analysis and conclusions in their entirety.

Fairness Opinion and Formal Valuation

The following summary is qualified in its entirety by the full text of the Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C”. The full text of the Formal Valuation and Fairness Opinion sets forth the assumptions made, procedures followed, information reviewed, matters considered, and the limitations and qualifications on the review undertaken in connection with the Formal Valuation and Fairness Opinion. Neither the Formal Valuation nor the Fairness Opinion is a recommendation to any Company Shareholder as to how to vote or act on any matter relating to the Arrangement. Company Shareholders are urged to read the Formal Valuation and Fairness Opinion carefully and in its entirety.

In determining that the Arrangement is in the best interests of the Company and fair to Company Shareholders, the Special Committee and the Board (excluding the Conflicted Directors) considered, among other things, the Formal Valuation and Fairness Opinion.

Haywood provided the Formal Valuation in accordance with the requirements of MI 61-101, which concluded that, as of April 9, 2023, and based upon and subject to the assumptions, limitations and qualifications set out in the Formal Valuation and Fairness Opinion, the value of the Company Shares is nil ($0).

Haywood also provided its opinion to the effect that, as of April 9, 2023, and based upon and subject to the assumptions, limitations and qualifications set out in the Formal Valuation and Fairness Opinion, the Consideration to be received by Company Shareholders in the form of 0.4352 of a Tilray Share pursuant to the Arrangement is fair from a financial point of view.

Mandate and Engagement of Haywood

Pursuant to MI 61-101, the Arrangement is a “business combination” for which a formal valuation is required, unless an exemption is available, as Tilray is both an “interested party” and a “related party” of the Company, and will acquire the Company through an arrangement. See also “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Application of MI 61-101”.

Consequently, pursuant to an engagement agreement dated March 15, 2023 (the “Engagement Letter”), the Special Committee retained Haywood to act as the independent valuator and provide the Formal Valuation of the fair market value of the Company Shares pursuant to and in accordance with MI 61-101. In addition, Haywood was retained to provide the Special Committee with the Fairness Opinion as to whether the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view.

Pursuant to the terms of the Engagement Letter, the Company paid Haywood a fixed fee for rendering the Formal Valuation and Fairness Opinion, no portion of which was conditional upon the conclusions of the Formal Valuation and/or Fairness Opinion or upon completion of the Arrangement. Haywood was also reimbursed for its reasonable out-of-pocket expenses and indemnified by the Company in certain circumstances.

Credentials of Haywood

Haywood is an independent Canadian investment banking firm that offers an integrated platform of equity research, institutional sales and trading, corporate finance, mergers and acquisitions, and private client services. As part of Haywood’s investment banking activities, it is regularly engaged in providing fairness opinions, valuations of securities in connection with mergers and acquisitions (including in connection with transactions that are subject to the formal valuation requirements of MI 61-101), public offerings and private placements of listed and unlisted securities and regularly engages in underwriting and secondary trading of securities in connection with a variety of transactions across a variety of sectors, including metals and mining, energy, cannabis, technology and special situations.

After consideration of the credentials of Haywood, the Special Committee was satisfied that Haywood was qualified and competent to provide the services under the Engagement Letter and selected it based on its qualifications, expertise and reputation, its experience with MI 61-101 valuations and its strong cannabis industry expertise.

The Formal Valuation and Fairness Opinion are the opinion of Haywood and were subject to internal oversight and review before they were issued. The Formal Valuation and the Fairness Opinion were prepared in accordance with the standards required under the Disclosure Standards for Formal Valuations and Fairness Opinions of the New Self-Regulatory Organization of Canada (the “New SRO”), but the New SRO was not involved in the preparation or review of the Formal Valuation and Fairness Opinion.

Independence of Haywood

The Special Committee determined that Haywood is independent of all Interested Parties (as defined below) in the Arrangement within the meaning of MI 61-101 and is an independent valuator (as defined for the purposes of MI 61-101), as required by MI 61-101, based, in part, on representations made to it by Haywood.

Neither Haywood nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of the Company, Tilray or any of their respective associated or affiliated entities (collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Arrangement other than pursuant to the Engagement Letter; (iii) is a manager or co-manager of a soliciting dealer group for the Arrangement (or a member of the soliciting dealer group for the Arrangement providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (iv) has a material financial interest in the completion of the Arrangement.

Except for the provision of the Formal Valuation and Fairness Opinion pursuant to the Engagement Letter, neither Haywood nor any of its affiliated entities have provided or been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company, Tilray or any other Interested Party, and have not had a material financial interest in any transaction involving the Company, Tilray or any other Interested Party during the 24 months preceding the date on which Haywood was first contacted with respect to the Arrangement. There are no understandings, agreements or commitments between Haywood and any of the Interested Parties with respect to any future business dealings.

Scope of Review; Assumptions and Limitations

In connection with rendering the Formal Valuation and Fairness Opinion, Haywood reviewed, considered and relied upon (subject to the exercise of its professional judgement, without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following: the Arrangement Agreement and the Waiver and Amendment Agreement; discussions with management of the Company and Tilray, as well as the Special Committee; publicly available information and selected reports published by equity research analysts and industry sources; and other documents, agreements, models, financial studies, analyses, investigations, publicly available data, and such other factors and information that Haywood, in the exercise of its professional judgement, considered relevant and appropriate for purposes of preparing the Formal Valuation and Fairness Opinion.

The Formal Valuation and Fairness Opinion were rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at April 9, 2023 and the conditions and prospects, financial and otherwise, of the Company and its respective subsidiaries, as they are reflected in the financial and other information, data, advice, opinions and representations obtained by Haywood from public sources, or provided to Haywood by the Company or its affiliates, associates or advisors, or otherwise obtained by Haywood pursuant to its engagement and as they have been represented to Haywood in discussions with the management and employees of the Company and its advisors. In Haywood’s analysis and in connection with the preparation of the Formal Valuation and Fairness Opinion, Haywood made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of either the Company or Tilray. Although Haywood believes the assumptions used in its analyses and in preparing the Formal Valuation and Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may prove to be incorrect.

The full text of the Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C” sets forth, among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by Haywood.

The Formal Valuation and Fairness Opinion have been provided for the exclusive use of the Special Committee and the Board and, other than as permitted by the Engagement Letter, may not be used by any other person or relied upon by any other person other than the Special Committee or the Board, or used for any other purpose, without the express prior written consent of Haywood in each specific instance. The Formal Valuation and Fairness Opinion are not intended to be, and do not constitute, a recommendation to any Company Shareholder as to how to vote or act with respect to the Arrangement or as an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Arrangement.

Approach to Value and Key Factors Considered

The Formal Valuation is based upon techniques and assumptions that Haywood considered appropriate in the circumstances, in the exercise of its professional judgment, for the purposes of arriving at a range of fair market value (the “Fair Market Value”) of the Company Shares. The Fair Market Value of the Company Shares was analyzed on a going concern basis and was expressed as a total amount.

In determining the Fair Market Value of the Company Shares, Haywood considered the following primary valuation methodologies, given the specific circumstances with respect to the Company’s assets and balance sheet as further described in the Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C”:

•	Discounted cash flow analysis;

•	Comparable company analysis; and

•	Precedent transaction analysis.

Formal Valuation Summary

In arriving at an implied valuation for the Company Shares, Haywood placed equal weighting on all methodologies. The following is a summary of the range of values of the Company Shares based on each of the methodologies considered:

($ Millions)		Implied Value

	Weight	Low	High
Discounted Cash Flow Analysis	33%	$80.8	$92.9
Comparable Company Analysis	33%	$91.5	$126.7
Precedent Transaction Analysis	33%	$125.3	$125.3
Implied Enterprise Value of HEXO		$99.2	$114.9
(+) Net cash		($202.7)	($202.7)
(+) Salvage value of assets		$83.3	$83.3
(-) Contingent liabilities		$12.9	$12.9

Implied Equity Value of HEXO Shares		Nil	Nil

Formal Valuation Conclusion

Based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, Haywood is of the opinion that, as of April 9, 2023, the value of the Company Shares is nil ($0).

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders pursuant to the Arrangement, Haywood relied upon a comparison of the Consideration and the Fair Market Value range of the Company Shares as determined in the Formal Valuation, and noted that the Consideration to Company Shareholders pursuant to the Arrangement is above the value ascribed to the Company Shares based on the Formal Valuation. Haywood also reviewed the implied purchase price of the Company Shares and accepted the determination by the Company’s management and the Special Committee that there is no available alternative transaction that would result in the acquisition by a third party of the Company Shares that matches the Consideration or was a viable alternative to the offer by Tilray. Finally, Haywood observed that the Arrangement provides the Company Shareholders with the option of liquidity and certainty of value.

Fairness Opinion Conclusion

Based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, and such other matters as Haywood considered relevant, Haywood is of the opinion that, as of April 9, 2023, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view.

Approval of Arrangement Resolution

At the Meeting, the Company Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the OBCA, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders, virtually present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, excluding, for purposes of (ii), Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in MI 61-101). The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Application of MI 61-101”. Should the Company Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. Company Shareholders are not required to and are not being asked to vote at the Meeting to approve the various payments and transactions contemplated by the Waiver and Amendment Agreement.

The Board (excluding the Conflicted Directors) has approved the terms of the Arrangement Agreement, the Waiver and Amendment Agreement and the Arrangement and unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board” above.

Voting and Support Agreements

On April 10, 2023, in connection with the Arrangement, each of the Locked-Up Shareholders entered into a Voting and Support Agreement with Tilray.

As of May 5, 2023, the Record Date of the Meeting, the Locked-Up Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,933,830.43 Company Shares representing approximately 4.4% of the issued and outstanding Company Shares.

Pursuant to the terms of the Voting and Support Agreements, each of the Locked-Up Shareholders has agreed, subject to the terms and conditions of the Voting and Support Agreements, among other things, to vote all of the Company Shares owned legally or beneficially, directly or indirectly, or controlled or directed, and as acquired on or after the date of the Voting and Support Agreements, by such Locked-Up Shareholder, including any Company Shares issuable upon the exercise or conversion of convertible securities of the Company (collectively, the “Subject Shares”) for the Arrangement Resolution and any other matters necessary for the consummation of the Arrangement. In addition, each of the Locked-Up Shareholders has agreed to vote or cause to be voted, as applicable, the Subject Shares against any Adverse Proposal and against any other action, proposal, transaction, agreement or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or the transactions contemplated by the Plan of Arrangement. Except as otherwise noted therein, nothing in the Voting and Support Agreements will restrict, limit or prohibit a Locked-Up Shareholder from taking any action in his or her capacity as director or officer of the Company that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company under applicable Law.

Except as provided in the Voting and Support Agreements, each of the Locked-Up Shareholders has also covenanted and agreed that it will, among other things:

(a)	not directly or indirectly option for sale, offer, sell, gift, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing;

(b)

except to the extent contemplated by the Voting and Support Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares held as of the Record Date for voting at the Meeting, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of the Company Shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(c)

not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Company in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the Company Shareholders in favour of the Arrangement Resolution;

(d)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Company Shareholders;

(e)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(f)

not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable Securities Laws;

(g)

not directly or indirectly take any action that would make any representation or warranty contained in the Voting and Support Agreement untrue or incorrect or that would have the effect of impairing the ability of the Company Shareholder to perform his, her or its obligations under the Voting and Support Agreement or preventing or delaying the consummation of any of the transactions contemplated thereby;

(h)	not exercise any Dissent Rights;

(i)

if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all of the Company Shares, the Locked-Up Shareholder agrees to support the completion of such alternative transaction in the same manner as the Voting and Support Agreement provides with respect to the Arrangement;

(j)	not do indirectly anything set forth above in paragraphs (a) to (i) which the Locked-up Shareholders may not directly do; and

(k)

not to tender for any bid or tender offer for Company Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

The Voting and Support Agreements will automatically terminate at the Effective Time unless earlier terminated by mutual agreement of the applicable Locked-Up Shareholder and Tilray or automatically on the date on which the Arrangement Agreement is validly terminated in accordance with its terms (other than in connection with the acceptance by the Company of a Superior Proposal). In the event that the Effective Time has not yet occurred by the Outside Date, then each Voting and Support Agreement will automatically terminate on the Outside Date, unless a particular agreement is extended by mutual agreement of the parties thereto.

The Voting and Support Agreements have been publicly filed under the Company’s profile on SEDAR at www.sedar.com as well as its profile on EDGAR at www.sec.gov, and the foregoing summary of the Voting and Support Agreements is qualified in its entirety by reference to the terms of the Voting and Support Agreements.

Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date, being the date designated by the Company and Tilray by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied (to the extent capable of being satisfied prior to the Effective Time) or waived. Completion of the Arrangement is expected in June 2023; however, it is possible that completion may be delayed if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

Procedure for Exchange of Company Shares

Letter of Transmittal

At the time of sending this Circular to each Company Shareholder, the Company is also sending the Letter of Transmittal to each Registered Company Shareholder. The Letter of Transmittal is only for use by Registered Company Shareholders and is not to be used by Non-Registered Company Shareholders. In order to receive the Consideration that a Registered Company Shareholder is entitled to receive under the Arrangement, each Registered Company Shareholder must deliver a properly completed and duly executed Letter of Transmittal, along with the accompanying certificate(s) or DRS Statement, as applicable, representing his, her or its Company Shares to the Depositary. It is recommended that Registered Company Shareholders complete, sign and return the Letter of Transmittal along with the accompanying certificate(s) or DRS Statement representing the Company Shares to the Depositary as soon as possible.

Copies of the Letter of Transmittal may be obtained by contacting the Depositary. The Letter of Transmittal will also be available under the Company’s profile on SEDAR at www.sedar.com and its profile on EDGAR at www.sec.gov.

Tilray reserves the right, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it and any such waiver will be binding upon the affected Company Shareholder. The granting of a waiver to one or more Company Shareholders does not constitute a waiver for any other Company Shareholder. Tilray reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.

The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Statement representing Company Shares is at the option and risk of the Company Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be delivered to the Depositary by registered mail with return receipt requested, and with proper insurance obtained.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) or DRS Statement deposited therewith, the certificate(s) or DRS

Statement, as applicable, must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

Company Shareholders whose Company Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other Intermediary should contact that Intermediary for assistance in depositing their Company Shares and should follow the instructions of such nominee in order to make their election and deposit their Company Shares.

Exchange Procedure

On the Effective Date, each Company Shareholder (other a Dissenting Shareholder) who has surrendered to the Depositary the certificate(s) or DRS Statement representing one or more outstanding Company Shares in accordance with the provisions of the Arrangement and the instructions in the Letter of Transmittal will, following completion of the transactions described under the heading “The Arrangement – Principal Steps to the Arrangement”, be entitled to receive, and the Depositary will deliver to such Company Shareholder as soon as practicable following the Effective Time, certificate(s) or a DRS Statement representing the number of Tilray Shares that such Company Shareholder is entitled to receive in accordance with the terms of the Arrangement. The Consideration will be registered in or made payable to such name or names as directed in the Letter of Transmittal and will be sent to the address of the Company Shareholder as shown on the register maintained by the Transfer Agent, as applicable, unless the Registered Company Shareholder indicates in the Letter of Transmittal an alternate address or that it wishes to pick up the certificate(s) or DRS Statement representing the Tilray Shares from the office of the Depositary, located at Trader’s Bank Building, 702 – 67 Yonge Street Toronto ON M5E 1J8, Attention: Corporate Actions.

After the Effective Time and until surrendered for cancellation up to the sixth anniversary of the Effective Date, each certificate or DRS Statement that immediately prior to the Effective Time represented one or more Company Shares will, following completion of the transactions described under the heading “The Arrangement – Principal Steps to the Arrangement”, be deemed to represent only the right to receive in exchange therefor the certificate(s) or DRS Statement representing the applicable number of Tilray Shares that such Company Shareholder is entitled to receive in accordance with the terms of the Arrangement.

The exchange of Company Shares for the Consideration in respect of Non-Registered Company Shareholders is expected to be made through the Non-Registered Company Shareholders’ broker, investment dealer, bank, trust company or other account with an Intermediary through the procedures in place for such purposes between CDS & Co. (or Cede & Co., in the case of some U.S. Holders) and such Intermediary. Non-Registered Company Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Company Shares.

Lost, Stolen or Destroyed Certificates

In the event any certificate(s) or DRS Statement(s) which immediately prior to the Effective Time represented one or more outstanding Company Shares that are ultimately entitled to Consideration have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the Person claiming such certificate or DRS Statement to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of the Company, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS Statement representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Tilray and the Depositary (acting reasonably) in such sum as Tilray and the Depositary may direct or otherwise indemnify Tilray and the Depositary in a manner satisfactory to Tilray and the Depositary, acting reasonably, against any claim that may be made against Tilray or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Mail Services Interruption

Notwithstanding the provisions of the Arrangement, this Circular and the Letter of Transmittal, certificates or DRS Statements representing Consideration for Company Shares deposited pursuant to the Arrangement and any DRS Statements or certificate(s), as applicable, representing Company Shares to be returned will not be mailed if Tilray determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Statements, certificates, and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited DRS Statements or certificate(s) representing Company Shares in respect of which Tilray Shares are being issued were originally deposited upon application to the Depositary until such time as Tilray has determined that delivery by mail will no longer be delayed.

No Fractional Shares to be Issued

In no event shall any Company Shareholder be entitled to a fractional Tilray Share. Where the aggregate number of Tilray Shares to be issued to a Person as Consideration under or as a result of the Arrangement would result in a fraction of a Tilray Share being issuable, the number of Tilray Shares to be received by such securityholder shall be rounded down to the nearest whole Tilray Share and no Person will be entitled to any compensation in respect of a fractional Tilray Share.

Adjustment of Consideration

The Consideration, if any, that a Company Shareholder is entitled to receive under the Arrangement shall be adjusted to reflect fully the effect of any stock split, reverse split or stock dividend (including any dividend or distribution of securities convertible into common shares), consolidation, reorganization, recapitalization or other like change with respect to Tilray Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Treatment of Convertible Securities

All outstanding Company Options, whether vested or unvested, shall, in accordance with the Company Omnibus Plan and Previous Company Stock Option Plan, as applicable, and at the time specified in the Plan of Arrangement, cease to represent a right to acquire Company Shares and instead represent a right to receive Tilray Shares, subject to adjustment in number and exercise price based on the Exchange Ratio, without any other amendment to their terms.

All outstanding Zenabis Replacement Options, whether vested or unvested, shall, in accordance with the Zenabis Incentive Plan and at the time specified in the Plan of Arrangement, cease to represent a right to receive Company Shares and instead represent a right to receive Tilray Shares, subject to adjustment in number and exercise price based on the Exchange Ratio, without any other amendment to their terms.

All outstanding Company Warrants whether vested or unvested, shall cease to represent a warrant or other right to acquire Company Shares and shall, in accordance with their terms, be adjusted to represent a right to receive Tilray Shares at the time specified in the Plan of Arrangement, subject to adjustment in number and exercise price based on the Exchange Ratio.

The Company and Tilray intend that subsection 7(1.4) of the Tax Act apply to any exchange contemplated under the Plan of Arrangement or Arrangement Agreement in respect of any Company Awards, the tax treatment of which is subject to Section 7 of the Tax Act.

All outstanding Company DSUs and Company RSUs outstanding immediately prior the Effective Time, whether vested or unvested, shall be deemed to be unconditionally vested and such Company DSUs or Company RSUs shall be assigned and transferred by the applicable holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of Company DSUs and/or Company RSUs, as applicable, credited to such holder, multiplied by US$1.25, and thereafter each such Company DSU and Company RSU shall immediately be cancelled and terminated.

Withholding Rights

The Company, Tilray or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or the Arrangement Agreement (including, without limitation, any payments to Dissenting Shareholders) such Taxes as the Company, Tilray or the Depositary, as applicable, determines, acting reasonably and in good faith, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Tax Laws. To the extent that such Taxes are so deducted or withheld and properly remitted to the appropriate Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes under the Arrangement Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Each of the Company, Tilray or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any Tilray Share or other security deliverable to such Person as is necessary to provide sufficient funds to the Company, Tilray or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Tilray or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity in accordance with applicable Law and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

Treatment of Dividends

No Company Shareholders or other Company Securityholder will be entitled to receive any consideration or entitlement with respect to their Company Shares, Company Awards or Company Warrants other than any consideration or entitlement to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Cancellation of Rights after Six Years

If any former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary or to Tilray in order for such former Company Shareholder to receive the Consideration which such former Company Shareholder is entitled to receive, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) the applicable former Company Shareholder will be deemed to have donated and forfeited to Tilray or its successor any Consideration held by the Depositary or Tilray in trust for such former Company Shareholder to which such former Company Shareholder is entitled and (ii) any certificate or DRS Statement representing Company Shares formerly held by such former Company Shareholder will cease to represent a claim of any nature whatsoever against the Company and/or Tilray and any Consideration to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, will be deemed to have been surrendered to Tilray or any successor thereof for no consideration. Neither the Company nor Tilray, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any former Company Shareholder) which is forfeited to the Company or Tilray or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Court Approval of the Arrangement

An arrangement under the OBCA requires Court approval.

Interim Order

On May 10, 2023, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters, including, but not limited to, the Shareholder Approvals, the Dissent Rights and certain other procedural matters. A copy of the Interim Order as issued is included in Appendix “D” to this Circular. The application submitted to the Court, as contemplated by the Arrangement Agreement, will inform the Court of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Tilray Shares to be issued to Company Shareholders pursuant to the Arrangement. As specified in the Interim Order, each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and such appearance is in accordance with the procedures set out in the Interim Order and the requirements of the Section 3(a)(10) Exemption.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Company Shareholders at the Meeting in the manner required by the Interim Order, the Company intends to make an application to the Court for the Final Order. The Final Order will expressly state that the Arrangement is approved by the Court as fair to all Persons entitled to receive Tilray Shares pursuant to the Arrangement.

The application for the Final Order approving the Arrangement is currently scheduled for June 19, 2023 at 11:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard, or at any other date and time as the Court may direct. Any Company Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a notice of appearance as set out in the Notice of Application for the Final Order, along with any other documents required, all as set out in the Interim Order and the Notice of Application, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such Persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those Persons having previously filed and served a notice of appearance will be given notice of the adjournment. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) Exemption with respect to the issuance of the Tilray Shares to be issued to Company Shareholders pursuant to the Arrangement.

The Court has broad discretion under the OBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms.

The Parties have agreed that the Arrangement will be carried out with the intention that all Tilray Shares to be issued to Company Shareholders pursuant to the Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Company Shareholders entitled to receive Tilray Shares pursuant to the Arrangement are advised that such Tilray Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Tilray in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of Tilray).

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Application attached as part of the Interim Order at Appendix “D” to this Circular. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Law Matters and Securities Law Matters

Regulatory Approvals

Other than the Final Order and the Required Regulatory Approvals, the Company is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that the Final Order, the Required Regulatory Approvals or any other regulatory consents or approvals that are determined to be required will be obtained, the Company currently anticipates that the Final Order, the Required Regulatory Approvals and any other regulatory consents or approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date.

Stock Exchange Approvals

The Company Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol “HEXO”, and the Tilray Shares are listed on the TSX and the Nasdaq under the trading symbol “TLRY”. It is a condition of the Arrangement that the Stock Exchange Approvals, namely the necessary approvals by the Nasdaq and the TSX for the listing on each such exchange of (i) the Tilray Shares to be issued to Company Shareholders (other than Dissenting Shares) as Consideration in exchange for their Company Shares pursuant to the Plan of Arrangement; and (ii) the Tilray Shares issuable upon exercise or vesting of the Company Awards (other than Company RSUs and Company DSUs deemed to be unconditionally redeemed and assigned and transferred by such holder to the Company) and Company Warrants, have been obtained and maintained. Tilray has determined that Nasdaq approval is not required for the Arrangement, and Tilray intends to submit to the Nasdaq the applicable notification forms as required under Nasdaq rules. For the purposes of TSX approval, Tilray intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its rules and standards to certain transactions involving an “eligible interlisted issuer”, which is an issuer listed on the TSX that is also listed on another recognized stock exchange (which includes the Nasdaq) and that had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the 12 months immediately preceding the date of an application or notice to the TSX. The Company has been advised by Tilray that it so qualifies as an “eligible interlisted issuer” in accordance with the foregoing.

The Company Listed April 2019 Warrants are listed on the TSX under the trading symbol “HEXO.WT.A” and are expected to remain listed on the TSX following the Effective Date until their expiry on April 2, 2024. The Company Listed June 2018 Warrants are listed on the TSXV under the trading symbol “HIP.WT.A”. The Company Listed June 2018 Warrants will expire on June 19, 2023, and as such, are expected to be delisted from the TSXV prior to the Effective Date.

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner with prescribed information pursuant to subsection 114 of the Competition Act (“Notifications”) in respect of such transaction. Subject to certain exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted Notifications and the applicable waiting period under section 123 of the Competition Act has expired or terminated, or the Commissioner has waived the obligation to provide Notifications pursuant to section 113(c) of the Competition Act. The Arrangement is a Notifiable Transaction under Part IX of the Competition Act and constitutes a “merger” for the purposes of the Competition Act.

Closing of the Arrangement is conditional on the occurrence of one of the following: (a) an ARC shall have been issued by the Commissioner; or (b) the Commissioner shall have issued a No-Action Letter and any requirement to notify the proposed transactions that are contemplated by the Arrangement Agreement under Part IX of the Competition Act has been waived. In 2022, upon entering into the transaction agreement with respect to the Amended Senior Secured Note and the strategic alliance between the Company and Tilray, Tilray and the Company submitted a request to the Commissioner for an ARC or, in the alternative, a No-Action Letter and a waiver from the obligation to provide Notifications in respect of, inter alia, Tilray’s proposed acquisition of a majority of the Company’s voting shares. On July 4, 2022, the Commissioner issued a No-Action Letter and, pursuant to paragraph 113(c) of the Competition Act, waived the obligation of Tilray and the Company to provide Notifications (the “Existing Competition Act Approval”). On April 14, 2023, the Commissioner confirmed that such Existing Competition Act Approval waives the requirement to notify the Arrangement under Part IX of the Competition Act. Pursuant to the Arrangement Agreement, the Competition Act Approval has been deemed to have been obtained provided the Effective Date occurs prior to July 4, 2023.

Canadian Securities Law Matters

Company Shareholders are urged to consult their professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Tilray Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws

The Company is a reporting issuer in each of the provinces and territories of Canada. The Company Shares currently trade on the TSX and the Nasdaq. Following the Effective Date, the Company Shares are expected to be delisted from the TSX and the Nasdaq. The Company intends to apply to the applicable securities regulators to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare or file continuous disclosure documents.

Tilray is a reporting issuer in each of the provinces and territories of Canada. The Tilray Shares currently trade on the TSX and the Nasdaq under the trading symbol “TLRY”.

Distribution and Resale of Tilray Shares under Canadian Securities Laws

The distribution of the Tilray Shares pursuant to the Arrangement, including any Tilray Shares issuable upon exercise of any of the Company Awards or the Company Warrants after the Effective Date, will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation. The Tilray Shares issuable pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 –Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Tilray Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling Company Shareholder is an insider or officer of Tilray, such selling Company Shareholder has no reasonable grounds to believe Tilray is in default of applicable Canadian Securities Laws.

Application of MI 61-101

The Company is a reporting issuer in all the provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and such territories. In addition, the securities regulatory authorities in the provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates certain transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in MI 61-101) to the transaction, or (iii) is entitled to receive a consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class. As Tilray is the holder of the Amended Senior Secured Note which may be converted at any time by Tilray into more than 10% of the issued and outstanding Company Shares, Tilray is considered both an “interested party” and a “related party” of the Company under MI 61-101, such that the Arrangement constitutes a “business combination” with an “interested party” for the purposes of MI 61-101.

In addition, in connection with the Arrangement, in consideration for the waiver by Tilray of certain covenants set out in the Amended Senior Secured Note, pursuant to the Waiver and Amendment Agreement, the Company has paid and agreed to pay Tilray the Waiver Amount in various instalments, including partly by way of the transfer of the Fort Collins Properties and a cash payment from the proceeds of the sale of the Brantford Property by the Company to a third party. See “Waiver and Amendment Agreement”. The various payments and transactions, including the transfer of the Fort Collins Properties, to be implemented pursuant to the Waiver and Amendment Agreement, both considered independently as well as together as a whole, constitute a “related party transaction” for the purposes of MI 61-101. However, the Special Committee and the Board (excluding the Conflicted Directors), acting in good faith, each unanimously determined that, given the Company’s current capital resources and short-term liquidity needs: (i) the Company was in serious financial difficulty, (ii) the transactions contemplated under the Waiver and Amendment Agreement will improve the financial condition of the Company by allowing the Company to (A) pay a significant portion of the Waiver Amount required to be paid to obtain the Minimum Liquidity Requirement Waiver without depleting the Company’s cash position, and (B) benefit from the Minimum Liquidity Requirement Waiver, thereby freeing up additional liquidity to enable the Company to continue meeting its obligations until the completion of the Arrangement, (iii) the transactions contemplated under the Waiver and Amendment Agreement, including the transfer of the Fort Collins Properties as embedded therein, and the terms and conditions thereof are reasonable for the Company in the circumstances, and (iv) considering the foregoing, approval of the transactions contemplated under the Waiver and Amendment Agreement is in the best interests of the Company. As such, the Company is relying on the exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Section 5.5(g) and Section 5.7(1)(e), respectively, on the basis of the “financial hardship” exemption therein.

Formal Valuation

Pursuant to MI 61-101, a formal valuation of the Company Shares is required. A copy of the Formal Valuation is attached as Appendix “C”.

To the knowledge of the Company, after reasonable inquiry, other than the Formal Valuation, there has been no prior valuation (as defined in MI 61-101) of the Company, the Company Shares or its material assets, and, other than as disclosed under the heading “Background to the Arrangement”, there has been no bona fide prior offer relating to the subject matter of, or otherwise relevant to, the Arrangement received by the Company, in each case within the 24 months prior to the date of this Circular.

Minority Approval

As the Arrangement is a “business combination” for the purposes of MI 61-101, the minority approval requirements of MI 61-101 will also apply in connection with the Arrangement. In addition to obtaining approval of the Arrangement Resolution by at least two-thirds (66 2/3%) of the votes cast on the Arrangement Resolution at the Meeting by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, approval will also be sought from a simple majority (more than 50%) of the votes cast at the Meeting by the Company Shareholders virtually present or represented by proxy at the Meeting, excluding the votes of (i) “interested parties” (as defined in MI 61-101); (ii) any “related party” (as defined in MI 61-101) of an “interested party”, unless the “related party” meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither “interested party” nor “issuer insiders” of the Company; and

(iii) any Person that is a “joint actor” (as defined in MI 61-101) with any of the foregoing, voting separately as a class.

In particular, certain senior officers and directors of the Company hold Company Shares, Company Awards and/or Company Warrants. In addition, the Company had previously entered into individual employment and other agreements with certain of its senior officers, pursuant to which such individuals may receive change of control payments or other benefits following the completion of the Arrangement. Further, pursuant to retention letters entered into between the Company and certain senior officers of the Company, such senior individuals will, provided they comply with the terms and conditions of such retention letters, receive a retention amount payable by the Company on the date immediately preceding the completion of the Arrangement. See “The Arrangement – Interest of Certain Persons in the Arrangement”.

Other than Mr. Roger Savell and Ms. Denise Faltischek, all of the directors and senior officers of the Company who are related parties entitled to a benefit and/or payment that they expect to receive pursuant to the Arrangement fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with their services as employees or directors of the Company or of any Affiliated entities of the Company, and (a) are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to them for their Company Shares, (b) are not conditional on them supporting the Arrangement in any manner, (c) full particulars of the benefits are disclosed in this Circular (see “The Arrangement – Interest of Certain Persons in the Arrangement”), and (d) either (i) at the time of the entering into of the Arrangement Agreement, they exercised control or direction over, or beneficially owned, less than 1% of the outstanding Company Shares, as calculated in accordance with MI 61-101 or (ii) (A) they disclosed to the Special Committee the amount of consideration that they expect they will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities beneficially owned by each of them, and (B) such committee, acting in good faith, determined that the value of the benefit, net of any offsetting costs to the related parties, is less than 5% of the value referred to in (A).

The Company has determined that, as of the Record Date, there were no Company Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing whose votes are required to be excluded from the majority of the minority vote under MI 61-101.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of federal U.S. Securities Laws that may be applicable to U.S. Company Securityholders. All U.S. Company Securityholders are urged to consult their own legal counsel to ensure that any subsequent resale of Tilray Shares to be received in exchange for their Company Shares pursuant to the Arrangement, or Tilray Shares to be received upon exercise of the Company Awards or Company Warrants after the completion of the Arrangement, complies with applicable U.S. Securities Laws.

The following discussion does not address the Canadian Securities Laws that will apply to the issue and resale of Tilray Shares within Canada by Company Securityholders in the United States. Company Securityholders in the United States reselling their Tilray Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Tilray Shares to be issued to Company Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the Section 3(a)(10) Exemption. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption with respect to the Tilray Shares to be issued to Company Shareholders pursuant to the Arrangement.

Following consummation of the Arrangement, the registration of the Company Shares under the U.S. Exchange Act will be terminated.

Resales of Tilray Shares After the Effective Date

The Tilray Shares to be received by Company Shareholders in exchange for their Company Shares pursuant to the Arrangement (which, for avoidance of doubt, does not include Tilray Shares issuable upon exercise of the Company Awards after the Effective Time), will be freely tradeable under federal U.S. Securities Laws, except by persons who are “affiliates” (as defined in Rule 144) of Tilray after the Effective Date, or were “affiliates” of Tilray within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Tilray Shares by such an “affiliate” or former “affiliate” may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemptions contained in Rule 144.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, persons who are “affiliates” (as defined in Rule 144) of Tilray after the Effective Date, or were “affiliates” of Tilray within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Tilray Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Tilray.

Exercise of Company Awards and Company Warrants after Completion of the Arrangement

The exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Tilray Shares issuable upon exercise of the Company Awards and Company Warrants, as the case may be, after the Effective Date may not be issued in reliance upon the Section 3(a)(10) Exemption and the Company Awards or Company Warrants, as applicable, may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws or pursuant to a registration statement under the U.S. Securities Act.

Tilray Shares received upon exercise of Company Awards or Company Warrants after the Effective Time by holders in the United States will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Under the Arrangement Agreement, Tilray has agreed that, as promptly as practicable following the Effective Date, it shall cause there to be a (i) registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Tilray Shares upon exercise or vesting of the Company Awards, and (ii) registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Tilray Shares upon exercise or vesting of the Company Warrants, in accordance with the terms of the Plan of Arrangement.

Special Committee Compensation

The Board (with Ms. Denise Faltischek and Mr. Roger Savell abstaining) approved the payment by the Company of a retainer fee to the Chair of the Special Committee of $30,000 and to each other member of the Special Committee of $20,000. In addition, members of the Special Committee are entitled to be reimbursed by the Company for all reasonable expenses incurred by them in connection with the business of the Special Committee. Such payments are not conditional on completion of the Arrangement.

In recommending and approving the compensation structure, the Board considered, among other things, precedent compensation structures for special committees formed for purposes comparable to those for which the Special Committee was formed, the nature and scope of the privatization transaction proposed by Tilray, the time expected to be required by the Special Committee members and Chair as well as the Company’s liquidity and available cash resources.

Fees and Expenses

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby will be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. As noted under the heading “The Arrangement Agreement – Conditions of Closing – Additional Conditions Precedent to the Obligations of Tilray”, the Arrangement Agreement provides that the Company’s Transaction Costs shall not exceed US$4 million, provided that such limitation on Transaction Costs will exclude any payments made to Tilray or any of its Subsidiaries and any payments made to employees, executives or directors of the Company disclosed in the Company Disclosure Letter or specifically contemplated by the Arrangement Agreement and the Plan of Arrangement.

The Company expects that all Transaction Costs will not exceed such US$4 million limitation set forth in the Arrangement Agreement.

Interest of Certain Persons in the Arrangement

In considering the unanimous recommendation of the Board (excluding the Conflicted Directors) with respect to the Arrangement, Company Shareholders should be aware that certain of the directors and senior officers of the Company have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board (excluding the Conflicted Directors) were specifically made aware of these interests and considered them along with other matters described herein.

Directors

The directors hold, in the aggregate, as of the Record Date, 1,135,396 Company Shares, representing approximately 2.58% of the outstanding Company Shares; 27,678 Company Options, representing approximately 0.93% of the outstanding Company Options; 1,161 Company RSUs, representing approximately 1.73% of the outstanding Company RSUs; and 489,616 Company DSUs, representing approximately 100% of the outstanding Company DSUs. See “Information Concerning the Company – Ownership of Securities”.

All of the Company Shares and Company Awards held by the directors of the Company will be treated in the same fashion under the Arrangement as the Company Shares and Company Awards held by every other Company Shareholder and other Company Securityholder.

Consistent with standard practice in similar transactions, in order to ensure that these directors do not lose or forfeit their protection under liability insurance policies maintained by the Company, the Arrangement Agreement provides for the maintenance of such protection for not less than six years from and after the Effective Time. See “The Arrangement – Interest of Certain Persons in the Arrangement – Indemnification and Insurance” below.

Ms. Denise Faltischek and Mr. Roger Savell were nominated to the Board by Tilray. Ms. Faltischek and Mr. Savell may have or be in a conflict of interest from time to time given that they are both senior executives of Tilray, which is (a) the purchaser under the Arrangement Agreement, (b) the Company’s senior secured creditor under the Amended Senior Secured Note, which note may also be converted into more than 10% of the Company Shares at its option and at any time, (c) a competitor of the Company, and (d) party to certain commercial agreements with the Company.

Pursuant to the consulting agreement dated March 16, 2022 between the Company and Mr. Mark Attanasio, the Executive Chairman of the Board, in the event of a change of control of the Company, Mr. Attanasio has the option to receive either $2 million in Company Shares or freely tradable equity of the acquiror (as applicable) or a cash payment of $2 million if the acquiror is a private company. Accordingly, on the Effective Date, $2 million will be payable to Mr. Attanasio, to be paid in Tilray Shares.

Given their declared interests in the Arrangement, Mr. Roger Savell, Ms. Denise Faltischek and Mr. Mark Attanasio recused themselves and abstained from voting on the Board Recommendation.

Senior Officers

The senior officers of the Company, Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais, hold, in the aggregate, as of the Record Date, no Company Shares; 2,029,636 Company Options, representing approximately 68.06% of the outstanding Company Options; 2,053 Company RSUs, representing approximately 3.06% of the outstanding Company RSUs; and no Company DSUs. See “Information Concerning the Company –Ownership of Securities”.

All of the Company Shares and Company Awards held by Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais will be treated in the same fashion under the Arrangement as the Company Shares and Company Awards held by every other Company Shareholder and other Company Securityholder except that the Company Options held by Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais accelerate upon a change of control in accordance with their respective employment agreements and change of control letters with the Company such that, if the Arrangement is completed and their employment with the Company is terminated without cause or they resign from their employment for certain specified reasons within a specified period of time following the Effective Date, any granted but unvested Company Options vest immediately and are exercisable within a specified period from the date the executive ceases to be an employee or resigns in accordance with the foregoing.

Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais may, pursuant to their employment agreements and change of control letters entered into between the Company and such individuals, be entitled to receive payments in the event their employment with the Company is terminated without cause or if such persons resign from their employment for certain specified reasons within a specified period of time following the Effective Date. In the event the Arrangement is completed and the aforementioned termination without cause or resignation provisions are triggered under such executive officers respective employment agreements and/or change of control letters, Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais would be entitled to receive, as a group, an aggregate cash payment of up to approximately $3.8 million.

Furthermore, the Company entered into retention agreements with Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais in order to encourage such individuals to remain with the Company throughout the period leading up to the Effective Date. To maintain eligibility to the retention amounts, each of Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais has agreed to certain restrictions on their ability to take vacation until the Effective Date. In the event the Arrangement is completed and the retention amounts are payable, Messrs. Charlie Bowman and Julius Ivancsits and Ms. Joelle Maurais would be entitled to receive, as a group, an aggregate cash payment of approximately $0.6 million.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, prior to the Effective Date, Tilray is required to, and the Company may, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance for all present and former directors and officers of Company and directors and officers of its Subsidiaries on terms substantially similar to the directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, at a cost not exceeding 300% of the Company’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by each of the Company and Tilray on their respective SEDAR profiles at www.sedar.com and on their respective EDGAR profiles at www.sec.gov, and to the Plan of Arrangement, which is attached to this Circular as Appendix “B”.

General

On April 10, 2023, the Company and Tilray entered into the Arrangement Agreement pursuant to which Tilray agreed to acquire all of the issued and outstanding Company Shares pursuant to the Arrangement. Under the terms of the Arrangement Agreement, the Company Shareholders will be entitled to receive the Consideration, namely 0.4352 of a Tilray Share for each Company Share held.

Covenants

In the Arrangement Agreement, the Company and Tilray have agreed to certain covenants, certain of which are described below.

Covenants Regarding the Arrangement

Each of the Company and Tilray has covenanted that each shall, or in the case of the Company, shall or shall cause its Subsidiaries, to the extent applicable, to perform all obligations required to be performed by such Party or, in the case of the Company, any of its Subsidiaries, under the Arrangement Agreement, cooperate with the other Party in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, each Party shall and, in the case of the Company, shall cause each of its Subsidiaries to:

(a)

satisfy, or cause the satisfaction of, all conditions precedent set forth in the Arrangement Agreement to be satisfied by such Party, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(b)	use commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations under the Arrangement Agreement;

(c)

use commercially reasonable efforts to, on prior written approval of the other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(d)

continue to maintain its status as a “reporting issuer” (or similar designated entity) not in default under Canadian Securities Laws in force in all provinces and territories of Canada and maintain its status as an issuer required to file reports under the U.S. Exchange Act;

(e)	comply with any TSX and Nasdaq requirements, including with respect to the Arrangement Agreement and the Arrangement; and

(f)

not take any action, or refrain from taking any reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

Without limiting the generality of the foregoing mutual covenants regarding the Arrangement, the Company has also covenanted that it will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise Tilray in writing of any event, change or development that has resulted in, or that to the Company’s knowledge would have, a Material Adverse Effect in respect of the Company;

(b)

promptly advise Tilray in writing of any Action commenced or, to the Company’s knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or its or their respective assets;

(c)

use reasonable efforts to obtain all other third person consents, waivers, Permits, including Cannabis Licenses, exemptions, orders, approvals, agreements, amendments and modifications to Contracts that are necessary to permit or otherwise required in connection with the consummation of the Transaction; and

(d)

give Tilray prompt notice of (i) any written notice of any Dissent Rights exercised or purported to have been exercised by any Company Shareholder received by the Company in relation to the Meeting and Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and (ii) any claim or other Action commenced (or, to the Company’s knowledge, threatened) by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by the Arrangement Agreement. Other than as required by applicable Law, the Company shall not make any payment or settlement offer, or agree to any settlement, prior to the Effective Time with respect to any such dissent, notice or instrument or claim or other Action unless Tilray, acting reasonably, shall have given its written consent to such payment, settlement offer or agreement, as applicable.

Furthermore, without limiting the generality of the foregoing mutual covenants regarding the Arrangement, Tilray has further covenanted that it will:

(a)	promptly advise the Company in writing of any event, change or development that has resulted in, or that to Tilray’s knowledge would have, a Material Adverse Effect in respect of Tilray;

(b)	obtain and maintain the Stock Exchange Approvals; and

(c)

at or prior to the Effective Time, authorize, allot and reserve for issuance a sufficient number of Tilray Shares to meet its obligation to (i) issue the Consideration to be received by Company Shareholders (other than Dissenting Shareholders) in exchange for their Company Shares pursuant to the Plan of Arrangement; and (ii) issue Tilray Shares upon exercise of the Company Warrants and the vesting of the Company Awards, all in accordance with the terms of the Plan of Arrangement.

Covenants of the Company Relating to Conduct of Business

The Company has covenanted and agreed that, subject to certain customary exceptions, until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, (i) the respective businesses of the Company and its Subsidiaries will be conducted, their respective facilities will be maintained, and the Company and its Subsidiaries will continue to operate their respective businesses, only in the ordinary course of business; (ii) the Company and its Subsidiaries will comply with the terms of all Company Material Contracts (including, for greater certainty, the Advisory Services Agreement) and the Company will use commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries’ respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its and its Subsidiaries’ respective officers and employees as a group; and (iii) the Company will perform its obligations under, and comply with all the terms of, the Waiver and Amendment Agreement;

The Company has also covenanted and agreed that, subject to certain customary exceptions, until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, it will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	alter or amend its articles, charter, by-laws or other Organizational Documents;

(b)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares;

(c)	split, divide, consolidate, combine or reclassify any Company Shares or any other securities of the Company;

(d)

issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Company Shares or other securities of the Company or its Subsidiaries (including, for greater certainty, Company Awards, Company Warrants or any equity-based awards), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company or its Subsidiaries, other than the issuance of (i) Company Options and Company DSUs issued on April 24, 2023; (ii) Company Shares issuable pursuant to the exercise, redemption or settlement of Company Awards or Company Warrants outstanding as of the date hereof or the Company Options issued on April 24, 2023; (iii) Company Shares issuable upon conversion of the Amended Senior Secured Note, or (iv) any subordinated debt or other equity securities by way of a private placement or a prospectus-exempt offering to the extent then available to the Company provided such offering (A) does not exceed US$20 million, (B) does not require approval of the Company Shareholders under the rules and policies of the TSX and the Nasdaq, and (C) is on terms acceptable to each of the boards of directors of the Company and Tilray, in their respective sole and absolute discretion (an “Interim Period Financing”);

(e)

redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities unless otherwise required by the terms of such securities;

(f)	amend the terms of any securities of the Company or its Subsidiaries;

(g)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(h)	reorganize, amalgamate or merge with any other person;

(i)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under IFRS or to convert its accounting standards to U.S. GAAP, as required under the Amended Senior Secured Note;

(j)	make any material change to its general practices and policies relating to the payment of accounts payable or the collection of accounts receivable;

(k)	reduce the stated capital of any class or series of the Company Shares;

(l)

other than as provided for in the indentures governing the indentured Company Warrants or as contemplated in certain circumstances disclosed in the Company Disclosure Letter, take any action to accelerate the vesting of any Company Awards or Company Warrants, or other securities convertible into or exchangeable or exercisable for Company Shares, or to modify the exercise price of any Company Awards or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, or otherwise modify the Company Omnibus Plan, the Previous Company Stock Option Plan, the Zenabis Incentive Plan or any award agreements issuing Company Awards or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, thereunder;

(m)

except for the sale of inventory in the ordinary course of business, sell, pledge, lease, licence, dispose of or encumber any assets or properties (including the shares or other equity securities) of the Company or of any of its Subsidiaries, including pursuant to any sale-leaseback or similar transaction;

(n)

(A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

(o)

except as permitted under item (d) above, incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or, issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances to any other persons, except to employees pursuant to policies to reimburse expenses in advance or pursuant to or in respect of existing credit facilities or debt instruments or the maintenance or extension thereof (or the agreements, indentures or guarantees governing or relating to such facilities or instruments, or the maintenance or extension thereof);

(p)	make any payments in respect of any indebtedness of the Company (including any premiums or penalties thereon or fees in respect thereof) in advance of when such amounts are due;

(q)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company’s unaudited condensed interim consolidated financial statements for the three and six month periods ended January 31, 2023 and 2022 (including the notes thereto and related management’s discussion and analysis), or voluntarily waive, release, assign, settle or compromise any Action;

(r)	settle or compromise any Action brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

(s)

enter into any material new line of business, enterprise or other activity that is inconsistent with the existing businesses of the Company and its Subsidiaries in the manner such existing businesses generally have been carried on;

(t)

expend or commit to expend any amounts with respect to capital expenses, where such expenditure or commitment exceeds US$100,000, unless such capital expense is required to ensure the continuity of the business of the Company as presently conducted, in which case, Tilray’s consent to the Company making or committing to make such capital expense above US$100,000 shall not be unreasonably withheld;

(u)

terminate, fail to renew, fail to pursue an application for, fail to apply or re-apply for, cancel, waive, release, grant or transfer any rights of material value or modify or change any existing material Permit or Company Material Contract except as required by its terms;

(v)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify or amend any right to renew any lease or sublease of real property or acquire any interest in real property;

(w)

enter into or agree to enter into any new Company Material Contracts (other than the renewal of an expiring Company Material Contract in existence on the date of the Arrangement Agreement on terms materially consistent with terms in existence on the date thereof);

(x)	enter into any Contract with any “related party” (as such term is defined in MI 61-101);

(y)	incur any expenses where such expenditure exceeds US$1 million individually or in the aggregate, other than and excluding the Transaction Costs;

(z)

notwithstanding any requirement to operate in the ordinary course of business, provide its consent to or approve any action that would result in (x) any material payments or expenditure being made by the Truss JV or (y) entry by the Truss JV into any new material Contracts;

(aa)

breach any provision of the Amended Senior Secured Note or the Advisory Services Agreement, including the minimum liquidity covenant pursuant to the Amended Senior Secured Note (without taking into account any applicable cure periods for such covenant in the Amended Senior Secured Note) or breach any payment obligation of the Company under the Amended Senior Secured Note or the Advisory Services Agreement, in each case taking into account the Waiver and Amendment Agreement including the cure period contemplated thereunder; or

(bb)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

Company Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Date.

Covenants of Tilray Relating to Conduct of Business

Tilray has covenanted and agreed that, subject to certain customary exceptions, until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, (i) the business of Tilray will be conducted, and Tilray will continue to operate its business substantially in the ordinary course of business, provided that, for greater certainty, this should in no way preclude Tilray from taking any action in respect of any financing transaction (debt, equity or otherwise) or any other transaction approved by its board of directors; and (ii) Tilray will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its respective officers and employees as a group, in all material respects.

Tilray has also covenanted and agreed that, subject to certain customary exceptions, until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, it will not, directly or indirectly:

(a)	alter or amend its articles, charter, by-laws or other Organizational Documents or the terms of the Tilray Shares;

(b)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tilray;

(c)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under U.S. GAAP;

(d)	reduce the stated capital of any class or series of the Tilray Shares; or

(e)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

Covenants Regarding Regulatory Approvals

The Parties agreed that concurrently with the execution of the Arrangement Agreement or as soon as reasonably practicable thereafter, they would make such applications and submissions as may be required in order to obtain and maintain the Required Regulatory Approvals and such other Regulatory Approvals reasonably deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under the Arrangement Agreement or otherwise advisable under Laws in connection with the Arrangement and the Arrangement Agreement. In addition, pursuant to the terms of the Arrangement Agreement, the Parties agreed to the following covenants regarding Regulatory Approvals, among others:

(a)

with respect to the Competition Act Approval: (i) Tilray agreed to request confirmation from the Commissioner regarding whether the requirement to notify the proposed transactions that are contemplated by the Arrangement Agreement under Part IX of the Competition Act has been waived by the Commissioner pursuant to the Existing Competition Act Approval; and (ii) if the Commissioner confirmed that the Existing Competition Act Approval waives the requirement to notify the proposed transactions that are contemplated by the Arrangement Agreement under Part IX of the Competition Act, the Parties agreed to accept such determination and that the Competition Act Approval would be deemed to have been obtained provided the Effective Date occurs prior to the date that is twelve (12) months following the date of the Existing Competition Act Approval. The Commissioner provided such confirmation on April 14, 2023;

(b)

the Parties will cooperate in good faith with one another in connection with obtaining the Regulatory Approvals (including the Required Regulatory Approvals) including, among other things, by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required in connection with obtaining the Regulatory Approvals (including the Required Regulatory Approvals) and use their reasonable commercial efforts to ensure that such information does not contain a Misrepresentation; provided however, that neither a Party will be required to provide information that is not in its possession or not otherwise reasonably available to it; and

(c)

each Party will be responsible for and will pay or cause to be paid by the applicable Subsidiary any and all filing fees and applicable Taxes payable to a Governmental Entity by such Party or its Subsidiaries in connection with any application, notification or filing in respect of any of the Regulatory Approvals to be obtained by such Party or any one of its Subsidiaries.

Covenants Regarding Convertible and Incentive Securities

The Company has agreed that the Board, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, will not accelerate the vesting of the Company Awards, except as set forth in the Company Disclosure Letter, and will otherwise deal with such securities in accordance with their terms and the terms of the Company Omnibus Plan, Company Previous Stock Option Plan and any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements in effect on the date of the Arrangement Agreement in the context of the Transaction.

Tilray has agreed that, as promptly as practicable following the Effective Date, it shall cause there to be a (i) registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Tilray Shares upon exercise or vesting of the Company Awards, and (ii) registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Tilray Shares upon exercise of the Company Warrants, in accordance with the terms of the Plan of Arrangement.

Covenants Regarding Stock Exchange Delisting

Pursuant to the terms of the Arrangement Agreement, prior to the Effective Time, the Company will cooperate with Tilray and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Law and rules and policies of the TSX and the Nasdaq to enable the delisting by the Company of the Company Shares from the TSX and the Nasdaq, promptly following the acquisition by Tilray of the Company Shares pursuant to the Arrangement.

Covenants Regarding Indemnification and Insurance

Pursuant to the terms of the Arrangement Agreement, the Parties have agreed that all rights to indemnification or exculpation existing as at the date of the Arrangement Agreement in favour of the present and former directors and officers of the Company or of any of its Subsidiaries or who acts as a fiduciary under any Company Plan as provided in the Organizational Documents of the Company or any of its Subsidiaries in effect as of the date of the Arrangement Agreement or any Contract by which the Company or any of its Subsidiaries is bound and which is in effect as of the date hereof (including provisions relating to the advancement of expenses incurred in the defense of any action or suit), copies of which have been delivered to Tilray, will survive the completion of the Plan of Arrangement and continue in full force and effect and without modification for a period of not less than six years from the Effective Time, with respect to actions or omissions of the present and former directors and officers of the Company or of any of its Subsidiaries or who acts as a fiduciary under any Company Plan occurring prior to the Effective Time.

Tilray has covenanted that it will, or will cause the Company and its Subsidiaries to, maintain in effect for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Tilray acknowledges and agrees that prior to the Effective Time, notwithstanding any other provision of the Arrangement Agreement, the Company may, at its option, purchase prepaid run-off directors’ and officers’ liability insurance on terms substantially similar to the directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, but providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occurred on or prior to the Effective Date; provided further, that the premiums for any such policies, including any policy Tilray puts in place, shall not exceed 300% of the premium paid by the Company and its Subsidiaries as of the date of the Arrangement Agreement (it being understood and agreed that in the event such directors’ and officers’ liability insurance cannot be obtained for 300% of such last annual premium or less, in the aggregate, Tilray shall only remain obligated to provide the greatest directors’ and officers’ liability insurance coverage as may be obtained for such amount).

Covenants Regarding Notice and Cure Provision

Pursuant to the terms of the Arrangement Agreement, each Party has agreed to promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any closing condition to be complied with or satisfied by such Party under the Arrangement Agreement.

Tilray may not exercise the Tilray Breach Termination Right and the Company may not exercise the Company Breach Termination Right, unless the Party seeking to exercise such right (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivery of a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, such date.

Non-Solicitation Covenants

The Company has provided certain covenants in favour of Tilray, as set forth in Article 5 of the Arrangement Agreement and summarized below (the “Non-Solicitation Covenants”).

Under the terms of the Arrangement Agreement, the Company agreed it would (i) immediately cease and cause to be terminated any activities, discussions or negotiations that may be ongoing with respect to an Acquisition Proposal, including terminating all access to documents and information regarding the Company and/or its Subsidiaries, including through a data room; (ii) promptly request each person that had at any time prior to the date of the Arrangement Agreement executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy all non-public information previously furnished to such person by or on behalf of the Company or any of its Subsidiaries; and (iii) enforce and not waive (and cause its Subsidiaries to enforce and not waive) the terms of any such confidentiality agreement and any standstill agreement (or similar covenants contained in any other agreement) to which it (or any of its Subsidiaries) is a party relating to an Acquisition Proposal.

Except as expressly permitted by the Arrangement Agreement, until the Effective Time or, if earlier, the termination of the Arrangement Agreement in accordance with the provisions governing term and termination of the Arrangement Agreement, the Company will not, except as otherwise provided in the Arrangement Agreement, and the Company will cause its Representatives, its Subsidiaries and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(a)

solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than Tilray) regarding any Acquisition Proposal; provided however, that the Company may ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Board informing itself about such Acquisition Proposal and the person that made it and the Company may, for a period of seven Business Days following the receipt of such Acquisition Proposal, advise any person of the restrictions of this Agreement, communicate with any person solely for the purpose of clarifying the terms of any inquiry, proposal or offer made by such person and advise any person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(c)

(i) fail to unanimously recommend or withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Board Recommendation; (ii) make, or permit any Representative of the Company or any of its Subsidiaries to make, any public statement in connection with the Meeting by or on behalf of the Board that would reasonably be expected to have the same effect; (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend an Acquisition Proposal or take no position or remain neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days; (iv) accept, approve, endorse, recommend or enter into or publicly propose to accept approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with the terms of the Arrangement Agreement relating to an Acquisition Proposal (an “Alternative Transaction Agreement”); (v) fail to affirm publicly and without qualification the Board Recommendation within five Business Days following the public announcement of an Acquisition Proposal or upon the written request by Tilray to provide such reaffirmation, provided that if such request is made fewer than five Business Days prior to the Meeting, then, notwithstanding the foregoing, the Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Meeting; or (vi) resolve to take any of the prohibited actions above (the actions in this clause (c), an “Adverse Recommendation Change”).

Notwithstanding the foregoing, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company or any of its Representatives receives from a person a bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal), or any proposal that could constitute or lead to an Acquisition Proposal, that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of the foregoing obligations relating to non-solicitation, the Company and its Representatives may, in response to such Acquisition Proposal: (i) furnish information with respect to the Company and its Subsidiaries in response to a request therefor by such person; and (ii) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, if and only if:

(a)	the Company notifies Tilray of such Acquisition Proposal in accordance with the terms of the Arrangement Agreement;

(b)

prior to the taking of any such action, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; and

(c)

prior to providing any such information, the Company enters into a confidentiality agreement with such person that is on terms and conditions no less onerous or more beneficial to such person than those set forth in the Confidentiality Agreement, provided that such agreement need not prohibit the making or amendment of any Acquisition Proposal and may not include provisions granting such person an exclusive right to negotiate with the Company.

At any time prior to obtaining the approval of the Arrangement Resolution, the Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of the non-solicitation covenants provided in the Arrangement Agreement, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Company has complied in all material respects with its obligations under such terms governing its non-solicitation covenants in the Arrangement Agreement;

(b)	the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is a Superior Proposal;

(c)

the Company provides Tilray with written notice of its intention to take such action (a “Superior Proposal Notice”), which notice will include all the information with respect to such Acquisition Proposal that is specified in the Arrangement Agreement (it being agreed that the delivery of a Superior Proposal Notice will not constitute an Adverse Recommendation Change unless and until the Company will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute an Adverse Recommendation Change) to publicly announce that it: (A) is recommending the Arrangement and that Company Shareholders vote for the Arrangement; and (B) has determined that such other Acquisition Proposal (taking into account: (x) any modifications or adjustments made to the Arrangement and this Agreement agreed to by Tilray in writing; and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal;

(d)

during the Matching Period, the Board and the Company’s Representatives have negotiated in good faith with Tilray (to the extent Tilray desires to negotiate) regarding any revisions to the terms of the Arrangement and the Arrangement Agreement proposed by Tilray in order for such Acquisition Proposal to cease to be a Superior Proposal;

(e)

at the end of the Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Arrangement that Tilray has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would breach with its fiduciary duties under Law; and

(f)	prior to or concurrently with taking any such action, the Company terminates the Arrangement Agreement.

During the Matching Period, Tilray will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement, and the Company will cooperate with Tilray with respect thereto, including meeting and negotiating in good faith with Tilray to enable Tilray to make such amendments to the terms and conditions of the Arrangement Agreement and the Arrangement as Tilray deems appropriate and as would permit Tilray to proceed with the Arrangement and any related transactions on such adjusted terms. The Board will review any such offer by Tilray to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, after consultation with its outside legal counsel and financial advisors, whether Tilray’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the Superior Proposal giving rise to the Matching Period ceasing to be a Superior Proposal when assessed against the Arrangement and the Arrangement Agreement as they are proposed to be amended as at the termination of the Matching Period. If the Board so determines that the applicable Superior Proposal would cease to be a Superior Proposal when assessed against the Arrangement and the Arrangement Agreement as they are proposed to be amended as at the termination of the Matching Period, Tilray will amend the terms of the Arrangement and the Arrangement Agreement and the Company and Tilray will enter into an amendment to the Arrangement Agreement reflecting the offer by Tilray to amend the terms of the Arrangement and the Arrangement Agreement, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing. Any material amendment or modification to any Acquisition Proposal will require a new Superior Proposal Notice and Tilray will be afforded a new Matching Period (except that such new Matching Period will be for a period of three Business Days).

The Board will promptly reaffirm its Board Recommendation by press release after: (i) any Acquisition Proposal is publicly announced or made and the Board determines it is not a Superior Proposal; (ii) during the Matching Period, the Board determines that a proposed amendment to the terms of the Transaction pursuant to the terms of the Arrangement Agreement would result in a Superior Proposal giving rise to the Matching Period ceasing to be a Superior Proposal when assessed against the Arrangement and the Arrangement Agreement as it is proposed to be amended as at the termination of the Matching Period, and Tilray has so amended the terms of the Arrangement in accordance with the terms of the Arrangement Agreement; or (iii) Tilray, acting reasonably, requests reaffirmation of such Board Recommendation by the Board.

In addition to the foregoing obligations of the Company, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to the Company or any Subsidiary (other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, the Company will promptly (and in any event within 48 hours) notify Tilray orally and in writing of such Acquisition Proposal, inquiry, proposal, offer or request, and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to Tilray a reasonably detailed written description thereof. The Company will keep Tilray reasonably informed (orally and in writing) on a current basis (and in any event no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all correspondence and reasonably detailed written summaries of any material inquiries or discussions.

Other Covenants

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep information exchanged confidential;

•	cooperation between the Company and Tilray in connection with public announcements and communications to Company Employees;

•

use of commercially reasonable efforts by the Parties to prevent the entry of any Order that results from any shareholder litigation or Order issued by any Governmental Entity against a Party or any of its directors or officers relating to the Arrangement Agreement or seeking to prevent or otherwise materially delay the consummation of the Transaction; and

•	compliance by the Parties with Privacy Laws in the context of the Transaction.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by the Company to Tilray and representations and warranties made by Tilray to the Company. The representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement have been made as of specified dates or are subject to a contractual standard of materiality that are different from what may be viewed as material to Company Shareholders or may have been used for the purpose of allocating risk between parties to an agreement instead of establishing such matters as facts. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by the Company in favour of Tilray relate to, among other things: (a) organization, good standing and qualification; (b) capital structure; (c) corporate authority relative to the Arrangement Agreement; (d) voting requirements; (e) notice requirements to Company Securityholders; (f) Required Regulatory Approvals; (g) governmental filings and no violation of the Company’s Organizational Documents, Laws or Company Material Contracts; (h) reporting issuer status and Securities Laws matters; (i) the Company Public Disclosure Record; (j) financial statements; (k) suppliers and distributors; (l) restrictions on business activities; (m) absence of certain changes; (n) litigation and liabilities; (o) employment matters; (p) employee benefits; (q) labour matters; (r) compliance with Laws, including Privacy Laws, and status of Permits; (s) product and inventories; (t) Company Material Contracts; (u) Owned Real Property and Leased Real Property; (v) sufficiency of assets; (w) no hedging; (x) environmental matters; (y) Taxes; (z) insurance; (aa) intellectual property; (bb) related party transactions; (cc) brokers and finders fees; (dd) opinion of the independent valuator; (ee) anti-corruption; (ff) company minute books; and (gg) compliance with the Amended Senior Secured Note.

The representations and warranties provided by Tilray in favour of the Company relate to, among other things: (a) organization, good standing and qualification; (b) capital structure; (c) corporate authority relative to the Arrangement Agreement; (d) issuance of Tilray Shares under the Arrangement; (e) governmental filings and no violation of the Tilray’s Organizational Documents, Laws or contractual obligations; (f) reporting issuer status and Securities Laws matters; (g) compliance with Law; (h) restrictions on business activities; (i) Tilray’s Public Disclosure Record; and (j) Taxes.

Conditions of Closing

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties at or prior to the Effective Time:

(a)	the Arrangement Resolution will have been approved by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order and MI 61-101 and other applicable Laws;

(b)

the Interim Order and the Final Order will have each been obtained on terms consistent with the Arrangement Agreement and will not have been set aside or modified in any manner unacceptable to either the Company or Tilray, each acting reasonably, on appeal or otherwise;

(c)

no court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement in accordance with the terms of the Arrangement Agreement;

(d)

the Tilray Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from or in compliance with all applicable state securities laws;

(e)

the distribution of the Consideration pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities);

(f)	the Stock Exchange Approvals will have been obtained;

(g)	the Arrangement Agreement shall not have been terminated in accordance with its terms; and

(h)

there shall not have been any action or proceeding commenced by any person (including any Governmental Entity) in any jurisdiction seeking to prohibit or restrict the Arrangement or the ownership or operation by Tilray of the business or assets of the Company or any of its Subsidiaries.

Additional Conditions Precedent to the Obligations of Tilray

Tilray is not required to complete the Arrangement unless each of the following conditions precedent is satisfied or waived by Tilray at or prior to the Effective Time:

(a)

The representations and warranties of the Company relating to organization, good standing and qualification, capital structure and corporate authority relative to the Arrangement Agreement will be true and correct as of the Effective Time, in all respects, subject to certain exceptions with respect to the representations and warranties of the Company relating to capital structure, and all other representations and warranties of the Company set forth in the Arrangement Agreement will be true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and the Company shall have delivered a certificate confirming same to Tilray, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(b)

The Company will have fulfilled or complied in all material respects with all of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, except for the covenants regarding compliance with the Waiver and Amendment Agreement and compliance with the Amended Senior Secured Note and Advisory Services Agreement, which shall have been fulfilled or complied with in all respects, and the Company shall have delivered a certificate confirming same to Tilray, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(c)

Dissent Rights shall not have been exercised with respect to Company Shares representing in aggregate more than 7% of votes attached to the issued and outstanding Company Shares immediately prior to the Effective Time.

(d)	There shall not have been any action or proceeding commenced by any person (including any Governmental Entity) in any jurisdiction which seeks to compel Tilray to dispose of any material portion of the business or assets of Tilray, the Company or any of its Subsidiaries as a result of the Arrangement.

(e)	Each of the Required Regulatory Approvals will have been obtained or received on terms that are reasonably satisfactory to Tilray, and each such Required Regulatory Approval shall be in force.

(f)	Tilray shall have received resignations and releases from each director of the Company and its Subsidiaries as of the Effective Date, in a form satisfactory to Tilray, acting reasonably.

(g)

Since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect in respect of the Company (which shall include, for greater certainty, the loss of any material Cannabis Licenses held by the Company or any Subsidiary hereof) that is continuing.

(h)

The costs, expenses and fees incurred, committed or otherwise payable by the Company or any of its Subsidiaries in connection with, or incidental to, the Transaction, including, for greater certainty, any fees incurred, whether by the Company or Tilray, in connection with any proxy solicitation services firm retained by the Company as contemplated under the Arrangement Agreement (collectively, “Transaction Costs”) , shall not have exceeded US$4 million, and the Company shall have delivered a certificate confirming same to Tilray, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date, it being understood that Transaction Costs will exclude any payments made to Tilray or any of its Subsidiaries and any payments to be made to employees, executives or directors of the Company disclosed in the Company Disclosure Letter or specifically contemplated by the Arrangement Agreement and the Plan of Arrangement.

Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(a)

The representations and warranties of Tilray relating to organization, good standing and qualification and corporate authority relative to the Arrangement Agreement and the issuance of Tilray Shares under the Arrangement will be true and correct as of the Effective Time, in all respects, and all other representations and warranties of Tilray set forth in the Arrangement Agreement will be true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Tilray (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Tilray), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and Tilray shall have delivered a certificate confirming same to the Company, executed by two officers or directors of Tilray (in each case without personal liability), dated the Effective Date.

(b)

Tilray will have fulfilled or complied in all material respects with all of the covenants of Tilray contained in the Arrangement Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and Tilray shall have delivered a certificate confirming same to the Company, executed by two officers or directors of Tilray (in each case without personal liability), dated the Effective Date.

(c)

Tilray will have delivered or cause to be delivered, in escrow, to its transfer agent (with a copy to the Depositary), a treasury direction, irrevocably instructing Tilray’s transfer agent to issue sufficient Tilray Shares to pay the aggregate Consideration to be paid and delivered as provided in the Plan of Arrangement (other than to Tilray and any Dissenting Shareholders) and the Depositary shall have confirmed receipt of the Tilray Shares to be issued as Consideration.

(d)	Since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect in respect of Tilray that is continuing.

Termination

Termination Events

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or Tilray if:

(i)

the Arrangement Resolution is not approved by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement for this reason if the failure to obtain the approval of the Company Shareholders has been primarily caused by, or is a result of, a breach by such Party of any of its obligations under the Arrangement Agreement;

(ii)

after the date of the Arrangement Agreement, any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order, provided that a Party may not terminate the Arrangement Agreement for this reason if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations under the Arrangement Agreement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement for this reason if the failure of the Effective Time to so occur has been primarily caused by, or is a result of, a breach by such Party of any of its obligations under the Arrangement Agreement;

(c)	the Company if:

(i)

Tilray has breached any representation or warranty or failed to perform any covenant or other agreement in the Arrangement Agreement, which breach or failure to perform (A) is incapable of being cured by Tilray prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by the Company to Tilray of such breach, and (y) the Outside Date; and (B) would cause the conditions precedent of the Arrangement Agreement in favour of the Company that relate to the accuracy of Tilray’s representations and warranties or Tilray’s compliance with its covenants not to be satisfied, provided that the Company is not then in breach of the Arrangement Agreement or has not failed to perform any covenant or other agreement in the Arrangement Agreement so as to cause the conditions precedent in the Arrangement Agreement in favour of Tilray that relate to the accuracy of the Company’s representations and warranties, and the Company’s compliance with their covenants not to be satisfied (the “Company Breach Termination Right”);

(ii)

prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided that the Company has complied with its non-solicitation covenants under the Arrangement Agreement and the Company pays the Company Termination Fee; or

(iii)	there has occurred a Material Adverse Effect with respect to Tilray;

(d)	Tilray if:

(i)

the Company has breached any representation or warranty or failed to perform any covenant or other agreement in the Arrangement Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by Tilray to the Company of such breach, and (y) the Outside Date; and (B) would cause the conditions precedent of the Arrangement Agreement in favour of Tilray that relate to the accuracy of the Company’s representations and warranties or the Company’s compliance with its covenants not to be satisfied provided that Tilray is not then in breach of the Arrangement Agreement so as to cause the conditions precedent in the Arrangement Agreement in favour of the Company that relate to the accuracy of Tilray’s representations and warranties and Tilray’s compliance with their covenants not to be satisfied (the “Tilray Breach Termination Right”);

(ii)	prior to the approval of the Arrangement Resolution at the Meeting, the Board has effected an Adverse Recommendation Change;

(iii)	the Company has breached its covenants regarding non-solicitation under the Arrangement Agreement; or

(iv)	there has occurred a Material Adverse Effect with respect to the Company.

Company Termination Fee Events

The Arrangement Agreement specifies that the Company will pay Tilray the Company Termination Fee upon the occurrence of a Company Termination Fee Event, which means the termination of the Arrangement Agreement:

(a)

by Tilray, pursuant to (d)(i) above under the heading “The Arrangement – Termination – Termination Events” provided that in the event such breach pertains to a breach of representation or warranty by the Company, such breach constitutes a Wilful Breach (termination by Tilray in response to Company’s breach of any representation or warranty or failure to perform any covenant or other agreement);

(b)	by Tilray, pursuant to (d)(ii) above under the heading “The Arrangement – Termination – Termination Events” (termination by Tilray due to the Board effecting an Adverse Recommendation Change);

(c)	by Tilray, pursuant to (d)(iii) above under the heading “The Arrangement – Termination – Termination Events” (termination by Tilray due to Company’s breach of its non-solicitation covenants);

(d)	by the Company, pursuant to (c)(ii) above (termination by the Company in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal);

(e)

by either the Company or Tilray, pursuant to (b)(i) or (b)(iii) above under the heading “The Arrangement – Termination – Termination Events” (termination due to failure to receive requisite approval from Company Shareholders or termination due to Effective Time failing to occur before the Outside Date) if (i) prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise communicated to the Board, the Company, any of its Subsidiaries or their respective Representatives, and (ii) within twelve (12) months following the date of such termination a transaction in respect of any Acquisition Proposal is consummated or effected, or the Company or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not within such twelve (12) month period). For the purposes of termination for this reason, the term “Acquisition Proposal” will have the meaning ascribed thereto in the Glossary of Terms found in this Circular, except that the references to “20%” in that term shall be deemed to be references to “50%”.

Reimbursement Fee

Each of the Company and Tilray, as the case may be, have agreed to pay a reimbursement fee to the other Party in an amount equal to the total of all out-of-pocket third-party transaction fees and expenses incurred by the other Party in connection with the transactions provided for in the Arrangement Agreement up to a maximum of US$1.5 million within two Business Days of termination of the Arrangement Agreement in the following circumstances:

•

The Company shall pay such reimbursement fee to Tilray if the Arrangement Agreement is terminated by Tilray due to the Company’s breach of representation or warranty (other than in the event of a Wilful Breach), which breach is (i) incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by Tilray to the Company of such breach, and (y) the Outside Date; and (ii) would cause the condition precedent of the Arrangement Agreement in favour of Tilray that relates to the accuracy of the Company representations and warranties not to be satisfied;

•

Tilray shall pay such reimbursement fee to the Company if the Arrangement Agreement is terminated by the Company due to Tilray’s breach of representation or warranty or failure to perform any covenant or agreement in the Arrangement Agreement, which breach or failure to perform is (i) incapable of being cured by Tilray prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by the Company to Tilray of such breach, and (y) the Outside Date; and, (ii) such breach or failure to perform would cause the conditions precedent of the Arrangement Agreement in favour of the Company that relate to the accuracy of Tilray’s representations and warranties or Tilray’s compliance with its covenants not to be satisfied.

Notwithstanding the foregoing, no reimbursement fee shall be paid or payable by the Company if the Company has already paid the Company Termination Fee.

Modifications or Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be modified or amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions contained in the Arrangement Agreement,

provided that such modification or amendment does not invalidate the approval of the Arrangement Resolution by the Company Shareholders.

Governing Law

The Arrangement Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction).

WAIVER AND AMENDMENT AGREEMENT

The description of the Waiver and Amendment Agreement, both below and elsewhere in this Circular, is a summary only and is qualified in its entirety by reference to the full text of the Waiver and Amendment Agreement, which is incorporated by reference herein and has been filed by each of the Company and Tilray on their respective SEDAR profiles at www.sedar.com and on their respective EDGAR profiles at www.sec.gov.

Concurrently with the execution of the Arrangement Agreement, the Company and Tilray entered into a waiver and amendment agreement pursuant to which, among other things, Tilray granted the Company certain waivers from and amendments to certain covenants of the Amended Senior Secured Note, including those related to minimum liquidity and the achievement of positive Adjusted EBITDA (the “Waiver and Amendment Agreement”). In particular, the Waiver and Amendment Agreement provides for, among other things and the whole upon the terms thereof:

•

The waiver of the Company’s obligations under the Amended Senior Secured Note to perform and comply with its covenant that as at the last date of each three-month period starting with the three-month period ending April 30, 2023, the Company and its Subsidiaries, on a consolidated basis, shall have Adjusted EBITDA of not less than US$1.00 for the three-month period ending on such day; and

•

The amendment of the minimum liquidity covenant under the Amended Senior Secured Note (the “Minimum Liquidity Requirement Waiver”), which required the Company to at all times maintain Unrestricted Cash in an amount equal to or greater than US$20 million, such that the Company shall now at all times maintain Unrestricted Cash in an amount equal to or greater than US$4 million, provided that if at any time the Company fails to maintain this amount, the Company shall be entitled to cure such failure and shall not be in default of the Minimum Liquidity Covenant if it ensures, within thirty (30) days thereafter, that the amount of its Unrestricted Cash is equal to or greater than US$4 million, provided that in no event shall such cure period extend beyond the seventh day following the date of the Meeting, and provided further that the Company shall be entitled to cure such default only one time during the term of the Amended Senior Secured Note.

In addition, pursuant to the Waiver and Amendment Agreement, with respect to any payments contemplated by the Waiver and Amendment Agreement or permitted by the Arrangement Agreement, Tilray has waived the Company’s covenant not to redeem or repay the Amended Senior Secured Note prior to its maturity on May 1, 2026 without the prior written consent of Tilray.

Subject to the payment by the Company of the Waiver Amount as set forth in the Waiver and Amendment Agreement, the principal terms of which are summarized below, as well as the payments due by the Company under the Advisory Services Agreement, the waivers and amendments provided under Section 1(a) of the Waiver and Amendment Agreement as summarized above shall be effective until the close of business on either the earlier of (i) the Effective Date, or if the Effective Date does not occur by the Outside Date, either (ii) (A) the date upon which the Arrangement Agreement is terminated in accordance with its terms or (B) if the Arrangement Agreement is terminated pursuant to certain prescribed reasons, including, without limitation, failure to obtain Shareholder Approvals or failure to comply with the Minimum Liquidity Covenant, then the date that is sixty (60) days following the date of such termination.

In addition, among other things, the Waiver and Amendment Agreement provides for the waiver of the Company’s covenant under the Amended Senior Secured Note not to complete any change of control (as such is defined in the Amended Senior Secured Note) without the prior written consent of Tilray unless certain conditions are met with respect to the price per Company Share paid in connection with such change of control (as such is defined in the Amended Senior Secured Note) in the event that such change of control results from (i) an acquisition of the Company by Tilray pursuant to the Arrangement Agreement, or (ii) a Superior Proposal that has been consummated in compliance with the terms set forth in the Arrangement Agreement.

In consideration for the waivers from and amendment of certain covenants of the Amended Senior Secured Note granted by Tilray to the Company as described in the Waiver and Amendment Agreement and summarized above, the Company agreed to make a payment to Tilray in an aggregate amount equal to approximately US$18.5 million (the “Waiver Amount”) paid or payable as follows: (i) US$9.211 million by way of a cash payment that was made concurrently with the signature of the Arrangement Agreement and the Waiver and Amendment Agreement; (ii) US$7 million through (A) the transfer to Tilray of the Fort Collins Properties and (B) the transfer to Tilray of the Brantford Property (the “Brantford Property Transfer”), provided such property was not transferred by the Company to a third party before April 30, 2023, in which case US$1 million shall be paid by way of a cash payment by the Company to Tilray in lieu of the Brantford Property Transfer, on May 1, 2023; and (iii) approximately US$2.242 million by way of a cash payment to be made on the Business Day immediately prior to the closing of the Arrangement, the whole upon the terms of the Waiver and Amendment Agreement. The sale of the Brantford Property to a third party was consummated before April 30, 2023, and the US$1 million cash payment was therefore made by the Company to Tilray in lieu of the Brantford Property Transfer in accordance with the terms of the Waiver and Amendment Agreement. The Waiver Amount represents the acceleration and payment for obligations of the Company currently outstanding and as consideration for Tilray agreeing to the waivers and amendments with respect to the Amended Senior Secured Note.

In addition, the Waiver and Amendment Agreement provides for the possibility of an additional cash payment of up to US$10 million by the Company to Tilray in consideration for the termination of the Advisory Services Agreement between the parties, but this additional payment would only be payable in the event the Company generates a sufficient amount of Unrestricted Cash from any asset or any Interim Period Financing after the signature of the Waiver and Amendment Agreement and prior to closing of the Arrangement, and subject to the satisfaction of certain other conditions described in the Waiver and Amendment Agreement.

The Waiver and Amendment Agreement provides, with respect to such property transfers, for the waiver of the Company’s obligation under the Amended Senior Secured Note not to, and not to allow any Subsidiary, to transfer, sell, or in any manner convey any equitable, beneficial or legal interest in any of the assets of the Company or any of its Subsidiaries without the prior written consent of Tilray, except for permitted asset dispositions (as such is defined in the Amended Senior Secured Note).

Finally, among other things, the Waiver and Amendment Agreement also provides that the Company use commercially reasonably efforts to settle certain material outstanding litigation and arbitration, provided however that if any such settlement shall cause the Company to make payments, in the aggregate, in excess of US$100,000, the Company shall be required to obtain the prior written consent of Tilray before entering into any agreement in respect of such settlement.

The effectiveness of the Waiver and Amendment Agreement is not subject to any third-party approval or consent, including approval of the Company Shareholders, and Company Shareholders are not being asked to take any actions with respect to the Waiver and Amendment Agreement at the Meeting or otherwise in connection with this Circular. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – Application of MI 61-101”.

RISK FACTORS

In evaluating the Arrangement, Company Shareholders should carefully consider the following risk factors relating to the Arrangement as well as the risks associated with the possibility of the Arrangement not being consummated. The following risk factors are not a definitive list of all risk factors associated with the Arrangement or the possibility of the Arrangement not being consummated. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company, may also adversely affect the trading price of the Company Shares, the Tilray Shares and/or the business of Tilray following completion of the Arrangement. In addition to the risk factors associated with the businesses of the Company and Tilray described elsewhere in this Circular, including the documents incorporated by reference to this Circular, the following are additional and supplemental risk factors which Company Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risks Associated with the Arrangement

There can be no certainty that the Arrangement will be completed. If the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note, and there may be a significant decline in the trading value of the Company Shares.

Completion of the Arrangement is subject to a number of conditions, certain of which may be outside the control of the Company and Tilray, including, without limitation, the receipt of the Final Order, the Shareholder Approvals and the Required Regulatory Approvals. In addition, completion of the Arrangement by Tilray is conditional on, among other things, no Material Adverse Effect having occurred in respect of the Company since the date of the Arrangement Agreement, the Company having complied with a number of its covenants under the Arrangement Agreement, and Dissent Rights not having been validly exercised (and such exercise not having been withdrawn) by the holders of more than 7% of the issued and outstanding Company Shares. Finally, the Arrangement Agreement may be terminated by either of Tilray or the Company in certain circumstances.

There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived, or that the Arrangement will be completed as currently contemplated or at all. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Tilray following completion of the Arrangement or the trading price of the Tilray Shares.

If the Arrangement is not completed, the Company will be confronted with either immediate or near term default under one or more covenants under the Amended Senior Secured Note (as amended or waived under the Waiver and Amendment Agreement), with no assurance that Tilray would agree to waive or permit such default for any period of time beyond those contemplated under the Amended Senior Secured Note (as amended or waived under the Waiver and Amendment Agreement). In such circumstances, it is more likely than not that the Company would be required to either voluntarily file a notice of intent or proposal or otherwise seek protection from its creditors under applicable bankruptcy, insolvency, liquidation, winding up or similar legislation, or be subject to an involuntary petition or proposal by Tilray under such legislation or other analogous process resulting in the appointment of a receiver, liquidator or monitor for the assets of the Company. In such circumstances, it is likely that the trading value of the Company Shares would decline significantly from the current trading price, and potentially would have little to no economic value. In addition, considering, among other things, the covenants, restrictions and other terms and provisions of the Amended Senior Secured Note, it is unlikely that any third party would be willing either to acquire all of the Company Share or that the Company would otherwise be able to secure any other strategic, corporate or financing alternative, in the form of debt or equity.

Further, even if the circumstances described in the preceding paragraph were to not materialize, if the Arrangement is not completed, the market price of the Company Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed and the business of the Company may suffer. In addition, the Company will remain liable for significant costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. Finally, if the Arrangement is not completed as a result of the Arrangement Agreement being terminated in one of several circumstances (namely, the Company Termination Fee Events – see “The Arrangement – Termination – Company Termination Fee Events”), the Company may be required to pay Tilray the Company Termination Fee or the Tilray Reimbursement Fee, the result of which could adversely affect the Company’s financial position and further exacerbate the Company’s balance sheet, cash flow and liquidity challenges.

Company Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement.

Under the Arrangement, Company Shareholders will receive 0.4352 of a Tilray Share for each Company Share held, rather than Tilray Shares with a fixed market value. Because the number of Tilray Shares to be received in respect of each Company Share will not be adjusted to reflect any change in the market value of the Tilray Shares or the Company Shares, the market value of the Tilray Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Tilray Shares relative to the market price of Company Shares increases or decreases, the value of the Consideration that Company Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Tilray Shares relative to the market price of the Company Shares on the Effective Date will not be lower than the relative market prices of such shares on the date of the Meeting. In addition, the number of Tilray Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Company Shares. Many of the factors that affect the market price of the Tilray Shares and the Company Shares are beyond the control of Tilray and the Company, respectively. These factors include fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations, and fluctuations in commodity prices.

The Company will incur costs even if the Arrangement is not completed and may have to pay the Company Termination Fee or the Tilray Reimbursement Fee to Tilray.

Certain costs related to the Arrangement, such as certain advisor fees, must be paid by the Company and Tilray even if the Arrangement is not completed. The Company and Tilray are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, in certain circumstances, the Company may be required to pay Tilray the Company Termination Fee or the Tilray Reimbursement Fee. See “The Arrangement Agreement – Termination”.

While the Arrangement is pending, the Company is restricted from taking many actions.

The Arrangement Agreement imposes numerous covenants and restrictions on the conduct of the Company’s business during the period between execution of the Arrangement Agreement and the consummation of the Arrangement, including the covenant not to breach the terms of the Amended Senior Secured Note, taking into account the Waiver and Amendment Agreement, and notably to maintain a minimum liquidity level of at least US$4 million, and Tilray’s consent right to any subordinated debt or equity financing of the Company, which must be on terms acceptable to the Tilray Board in its entire discretion. These restrictions may prevent the Company from pursuing attractive business, commercial or other opportunities that may arise prior to the completion of the Arrangement.

There can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved. The Arrangement may divert the attention of the Company’s management.

There can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved. If approved, the Arrangement will involve the integration of companies that previously operated independently. As a result, the Arrangement will present challenges to the management of Tilray, including the integration of the operations, systems, cultures and personnel of the two companies in an efficient and effective manner and will pose special risks, including possible unanticipated liabilities, unanticipated costs, significant one-time write-offs or restructuring charges, diversion of management’s attention and the loss of key employees. The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of Tilray following completion of the Arrangement. If actual results are less favourable than the Company and Tilray currently estimate, Tilray’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement – Reasons for the Arrangement”, will depend in part on successfully consolidating functions and integrating systems, operations, procedures and personnel in a timely and efficient manner, as well as on Tilray’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Tilray’s and the Company’s businesses following completion of the Arrangement. There can be no assurance that there will be operational or other synergies realized by Tilray after completion of the Arrangement, or that the integration of Tilray’s and the Company’s operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices were below such assumed prices, this could adversely affect the synergies to be realized.

This integration will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from day-to-day operational matters during this process. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of the Company

In addition, the integration process may result in the disruption of ongoing business that may adversely affect the ability of Tilray to achieve the anticipated benefits of the Arrangement. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Tilray and the Company to achieve the anticipated benefits of the Arrangement. As a result of these factors, it is possible that any benefits expected from the Arrangement will not be realized.

The Company will not continue as a public company and potential opportunity for growth will be eliminated.

If the Arrangement is successfully completed, the Company will no longer exist as an independent public company and the consummation of the Arrangement will eliminate the opportunity for holders of Company Shares to participate in potential longer term benefits of the business of the Company that might result from future growth and the potential achievement of the Company’s long-term plans to the extent that those benefits, if any, exceed the benefits reflected in the consideration to be received under the Arrangement and with the understanding that there is no assurance that any such long term benefits will in fact materialize.

The Company’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Third parties with which the Company currently does business or may do business with in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with the Company or Tilray, and may delay or defer decisions concerning the Company. Similarly, the uncertainty may adversely affect the Company’s ability to attract or retain key personnel. Such uncertainty, and any delay or deferral of decisions concerning the Company, could have a material and adverse effect on the business, financial condition and results of operations or prospects of the Company, regardless of whether the Arrangement is ultimately completed.

Company Shareholders interest in the Company’s business will be diluted.

As a result of the Arrangement and the corresponding transactions, holders of Company Shares will be subject to dilution of their interest in the Company’s business upon becoming shareholders of Tilray, and their voting power will be substantially diluted.

Tilray and the Company may be the targets of legal claims, securities class action, derivative lawsuits and other claims.

Tilray and the Company may be the target of securities class action, oppression and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits, oppression and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Tilray or the Company seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Certain directors and senior officers of the Company may have interests in the Arrangement that may be different from those of Company Shareholders generally.

In considering the unanimous recommendation of the Board (excluding the Conflicted Directors) to vote in favour of the Arrangement Resolution, Company Shareholders should be aware that certain members of the Company’s senior management and the Board have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Company Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interest of Certain Persons in the Arrangement” in this Circular.

Company Shareholders may be subject to the payment of certain Taxes in connection with the Arrangement.

The Arrangement may be a taxable transaction and, as a result, holders of Company Shares may be required to pay Taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for a summary of certain material Canadian and U.S. federal income tax considerations in connection with the Arrangement. Company Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Risks relating to Tilray after completion of the Arrangement

The business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company.

Upon the completion of the Arrangement, Tilray will face the same risk factors that Tilray currently faces with respect to its business and affairs. In addition to information set out elsewhere in this Circular, certain of these risk factors are described in Tilray’s Annual Report on Form 10-K for its fiscal year ended May 31, 2022, as amended by the Form 10-K/A filed on October 7, 2022 and in other documents incorporated by reference herein.

Upon the completion of the Arrangement, the Company will become a wholly-owned Subsidiary of Tilray and will continue to face the same risk factors that the Company currently faces with respect to its business and affairs. In addition to information set out elsewhere in this Circular, certain of these risk factors are described in the Company AIF, the Company’s management discussion and analysis for the years ended July 31, 2022 and 2021, dated October 31, 2022, and the Company’s management discussion and analysis for the three and six months ended January 31, 2023 and 2022, dated March 16, 2023, in each case under the heading “Risk Factors”, which section is incorporated by reference herein.

Certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets of the Company it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement.

The Company is a party to various contracts, agreements and other arrangements with third parties, including Governmental Entities. A significant portion of the Company’s revenues depends on it maintaining supply agreements with the various Canadian provinces and territories, and the Company relies on third-party distributors and other service or logistics providers. Certain of the contracts, agreements or other arrangements that the Company has with third parties may grant such third parties the right to terminate their contracts, agreements or other arrangements with the Company in the event of a change of control of the Company, which will occur upon completion of the Arrangement. There can be no assurance that such third parties who will have a termination right with respect to their contract, agreement or other arrangement with the Company due to the change of control that will occur upon completion of the Arrangement will not exercise such termination right. In the event such termination rights are exercised by third parties to contracts, agreements or other arrangements with the Company, Tilray may not have the full benefit of the rights and assets of the Company that it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement. Consequently, the anticipated benefits of the Arrangement may not be realized as forecasted, and Tilray may not be able to realize the anticipated growth opportunities from the Arrangement.

The Tilray Shares to be received by Company Shareholders as a result of the Arrangement will have different rights from the Company Shares.

Tilray is a Delaware corporation. The Company is a corporation incorporated under the OBCA. Upon completion of the Arrangement, Company Shareholders will become holders of Tilray Shares and their rights as stockholders will be governed by the Tilray Charter, the Tilray By-Laws and the applicable Delaware Laws. Certain of the rights associated with Tilray under Delaware Law are different from the rights associated with the Company Shares under the OBCA. For a comparison of certain rights between those associated with the Company Shares and those associated with the Tilray Shares, please see Appendix “G” of this Circular.

The Company has not verified the reliability of the information regarding Tilray included in, or which may have been omitted from, this Circular.

Unless otherwise indicated, all information regarding Tilray contained in this Circular has been derived from Tilray’s publicly disclosed information or provided by Tilray. Although the Company has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Tilray’s publicly disclosed information, including the information about or relating to Tilray contained in this Circular, could materially adversely impact Tilray’s business, results of operations, financial condition and liquidity.

Enforcement of rights against Tilray in Canada.

Tilray is located outside Canada and, following the Effective Time, certain of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for holders of Tilray Shares to effect service of process within Canada upon Tilray or the majority of its directors, officer or experts, or to enforce judgements obtained in Canadian courts against Tilray or the majority of its directors, officers or experts.

Risks relating to the Company

If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described under the heading “Risk Factors” in the Company AIF, the Company’s management discussion and analysis for the years ended July 31, 2022 and 2021, dated October 31, 2022, and the Company’s management discussion and analysis for the three and six months ended January 31, 2023 and 2022, dated March 16, 2023. The information concerning such risks are incorporated by reference in this Circular to the “Risk Factors” section of each of these documents, which are available under the Company’s profile on SEDAR at www.sedar.com as well as its profile on EDGAR at www.sec.gov.

DISSENT RIGHTS

If you are a Registered Company Shareholders, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified by the Plan of Arrangement and/or Interim Order. Company Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement require strict compliance with the applicable dissent procedures.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under the OBCA and is qualified in its entirety by the provisions of Section 185 of the OBCA, the full text of which is set forth in Appendix “E” to this Information Circular, and by the Plan of Arrangement and Interim Order, the full texts of which are set forth in Appendix “B” and Appendix “D”, respectively, to this Information Circular. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Company Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and consult a legal advisor.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

The OBCA, as modified by the Plan of Arrangement and/or the Interim Order, provides that Registered Company Shareholders who dissent with respect to the Arrangement may exercise a right of dissent and require the purchase of the Company Shares held by such Company Shareholders at the fair value of such Company Shares when the Arrangement becomes effective. In addition to any other restrictions under Section 185 of the OBCA, none of the following will be entitled to exercise Dissent Rights: (i) all Company Shareholders who signed Voting Support Agreements; (ii) holders of Company Awards; (iii) holders of Company Warrants; and (iv) Company Shareholders who vote or have instructed a proxyholder to vote his, her or its Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

A Registered Company Shareholder who intends to exercise Dissent Rights must do so with respect to all of the Company Shares registered in the dissenting Company Shareholder’s name that either: (i) they hold on their own behalf; or (ii) they hold on behalf of any one beneficial or Non-Registered Company Shareholder and only if a Notice of Dissent is received from such Company Shareholder by the Company in the manner and within the time described above. There is no right to a partial right to dissent.

Beneficial owners of Company Shares registered in the name of a broker, investment dealer or other Intermediary should be aware that only Registered Company Shareholders are entitled to dissent in respect of the Arrangement Resolution. Accordingly, a Non-Registered Company Shareholder does not benefit from and it may not exercise a right to dissent unless it first makes arrangements for the Company Shares beneficially owned by such Non-Registered Company Shareholder to be registered in its name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, if it makes arrangements for the registered holder of such Company Shares to dissent on the Non-Registered Company Shareholder’s behalf.

The exercise of Dissent Rights does not deprive a Registered Company Shareholder of the right to vote at the Meeting. A Company Shareholder is not entitled to exercise Dissent Rights with respect to such holder’s Company Shares if such holder votes any of those Company Shares in favour of the Arrangement Resolution. A written objection to the Arrangement Resolution sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Company Shareholder has voted in favour of the Arrangement Resolution, whether virtually or by proxy. The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the OBCA, but a Registered Company Shareholder does not need to vote their Company Shares against the Arrangement Resolution in order to dissent.

There can be no assurance that a Dissenting Shareholder will receive consideration for its Company Shares of equal or greater value to the Consideration that such Dissenting Shareholder would have received under the Arrangement.

Notwithstanding Section 185(6) of the OBCA (pursuant to which a written objection may be provided at or prior to the Meeting), a Dissenting Shareholder is required to send a written objection to the Arrangement Resolution to the Company at or prior to 4:00 p.m. (Toronto time) on the date which is two Business Days prior to the Meeting (as it may be adjourned or postponed from time to time). A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection.

A Dissenting Shareholder who fails to sent to the Company, within the appropriate time frame, a written objection, demand for payment and certificates or DRS Statement(s) representing the Company Shares in respect of which such Dissenting Shareholder dissents forfeits the right to make a claim under Section 185 of the OBCA as modified by the Plan of Arrangement and/or the Interim Order.

On sending a demand for payment to the Company, a Dissenting Shareholder ceases to have any rights as a Company Shareholder other than the right to be paid the fair value of such Dissenting Shareholder’s Company Shares, notwithstanding anything to the contrary contained in Section 185 of the OBCA, which fair value will be determined s of the close of business on the day before the Arrangement Resolution is adopted, except where: (a) the Dissenting Shareholder withdraws the demand for payment before the Company makes an offer to the Dissenting Shareholder pursuant to the OBCA; (b) the Company fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the demand for payment; or (c) the transaction contemplated in the Arrangement Resolution does not proceed, in which case the Dissenting Shareholder’s rights as a Company Shareholder will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.

From and after the Effective Time, in no case is Tilray or the Company or any other Person required to recognize a Dissenting Shareholder as a holder of Company Shares or as a holder of any securities of any of Tilray, the Company or any of their respective subsidiaries and the names of the Dissenting Shareholders are to be deleted from the Company’s register of holders of Company Shares.

Within ten days after the Arrangement Resolution is approved by the Company Shareholders, the Company must send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to the Company a written notice containing the Dissenting Shareholder’s name and address, the number of Company Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to the Company or its transfer agent the appropriate share certificate or certificates representing the Company Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights. A Dissenting Shareholder who fails to send to the Company within the required periods of time the required notices or the certificates representing the Company Shares in respect of which the Dissenting Shareholder has dissented may forfeit their Dissent Rights.

If the matters provided for in the Arrangement Resolution become effective, then a notice will be required to be sent, not later than the seventh day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, containing a written offer to pay for the Company Shares of such Dissenting Shareholder in such amount as the directors consider the fair value thereof accompanied by a statement showing how the fair value was determined, subject to certain exceptions. Payment for the Company Shares of a Dissenting Shareholder must be made within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if an acceptance thereof is not received within 30 days after such offer has been made. If such offer is not made or accepted within 50 days after the Effective Date, the payor may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of the payor to apply to the court. If the payor fails to make such an application, a Dissenting Shareholder has the right to so apply within a further twenty (20) days.

Addresses for Notice of Dissent

All notices to the Company of dissent to the Arrangement Resolution pursuant to Section 185 of the OBCA should be sent to the Company at the following address: 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com), with copies to each of: (i) Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Québec, H3B 1R1, (with a copy by email to HEXO.dissent@nortonrosefulbright.com); and (ii) TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention: Proxy Department.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder. Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, is technical and complex and requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Company Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and consult a legal advisor. A copy of Section 185 of the OBCA is set out in Appendix “E” to this Information Circular, and a copy of the Plan of Arrangement and the Interim Order are set out in Appendix “B” and Appendix “D”, respectively, to this Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Company Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with the Company and Tilray; (ii) is not and will not be affiliated with the Company and Tilray; and (iii) holds its Company Shares and will hold the Tilray Shares received pursuant to the Arrangement as capital property (a “Holder”). Generally, the Company Shares and the Tilray Shares will be considered to be capital property to a holder thereof provided the holder does not use or hold such securities in the course of carrying on a business and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (v) in respect of whom Tilray is or will be a “foreign affiliate”, as defined in the Tax Act; (vi) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, in respect of the Company Shares or Tilray Shares; (vii) who acquired Company Shares pursuant to a Company Award or other equity-based employment compensation arrangement. Any such Holders should consult their own tax advisors. In addition, this summary does not address the Canadian federal income tax considerations under the Tax Act in respect of the Arrangement for holders of Company Awards or Company Warrants.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Company Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in Law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences of the transactions described in this Circular, having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by Section 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Company Shares (and all other “Canadian securities”, as defined in the Tax Act, which does not include Tilray Shares) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Company Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of Company Shares under the Arrangement

For Company Shares that are exchanged for Tilray Shares, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Tilray Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of its adjusted cost base of such Company

Shares, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Losses” below. The cost of the Tilray Shares acquired on the exchange will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost of all other Tilray Shares held by the Resident Holder for the purpose of determining the adjusted cost base of each Tilray Share held by the Resident Holder after the exchange.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred such Dissenting Resident Holder’s Company Shares to the Company, and will be entitled to receive a payment from the Company of an amount equal to the fair value of such Dissenting Resident Holder’s Company Shares. A Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Resident Holder’s Company Shares immediately before their surrender to the Company pursuant to the Arrangement. In the case of a Dissenting Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any such dividend as an “eligible dividend”. In the case of a Dissenting Resident Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend.

In addition, the Dissenting Resident Holder will be considered to have disposed of such Company Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such shares as described above. The Dissenting Resident Holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Company Shares immediately before their surrender to the Company pursuant to the Arrangement. See “Holders Resident in Canada – Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

Any interest awarded by the Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

A Dissenting Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable for an additional refundable Part IV tax on any dividends received (or deemed to be received) to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holding and Disposing of Tilray Shares

Dividends on Tilray Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Tilray Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules applicable under the Tax Act to taxable dividends received from taxable Canadian corporations.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally not be deductible in computing the corporation’s taxable income.

Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to certain limitations under the Tax Act, to be credited against the Resident Holder’s income tax or deducted from income.

Disposing of Tilray Shares

Generally, on a disposition or deemed disposition of a Tilray Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Tilray Share immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of a Tilray Share will be determined by averaging the cost of such Tilray Shares with the adjusted cost base of all other Tilray Shares held by the Resident Holder at that time. See “Holders Resident in Canada – Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Company Share (but not a Tilray Share) may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share was exchanged) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where Company Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Alternative Minimum Tax for Individuals

Capital gains realized by a Resident Holder that is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

Additional Refundable Tax for Canadian-Controlled Private Corporations

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of net taxable capital gains, interest and dividends or deemed dividends not deductible in computing taxable income. Pursuant to certain Proposed Amendments, such additional tax may also apply to a Resident Holder that is a “substantive CCPC” (for purposes of the Tax Act and as defined in the Proposed Amendments).

Foreign Property Information Reporting

A Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as defined in the Tax Act), including the Tilray Shares, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such Resident Holders should consult their own tax advisors regarding compliance with these rules.

Eligibility for Investment

Provided that the Tilray Shares are listed on a designated stock exchange (which currently includes the Nasdaq), the Tilray Shares issued pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account, a first home savings account (collectively, the “Registered Plans”), and a deferred profit sharing plan.

Notwithstanding that the Tilray Shares may be qualified investments for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such securities are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. A security will generally be a “prohibited investment” for a Registered Plan if the holder, subscriber or annuitant, as the case may be, does not deal at arm’s length with Tilray for the purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Tilray. In addition, the Tilray Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules.

Resident Holders who would receive Tilray Shares within a Registered Plan pursuant to the Arrangement should consult their own tax advisors in this regard in advance of the Arrangement.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Company Shares or Tilray Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an authorized foreign bank as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Exchange of Company Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Company Shares pursuant to the Arrangement unless, at the Effective Time, the Company Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder. See discussion below under “Company Shares – Taxable Canadian Property”.

A Non-Resident Holder whose Company Shares are “taxable Canadian property” and are not “treaty-protected property” will generally have the same Canadian federal income tax considerations as those described above under “Holders Resident in Canada – Exchange of Company Shares under the Arrangement”.

Non-Resident Holders whose Company Shares are, or may be, “taxable Canadian property” should consult their own tax advisors with respect to the Canadian federal income tax consequences to them of disposing of Company Shares pursuant to the Arrangement, including any resulting Canadian reporting obligations.

Company Shares – Taxable Canadian Property

Generally, the Company Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time provided that the Company Shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time:

(a)

one or any combination of: (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(b)

more than 50% of the fair market value of Company Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Company Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Company Shares may constitute taxable Canadian property should consult their own tax advisors.

Even if the Company Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Company Shares constitute “treaty-protected property”. Company Shares owned by a Non-Resident Holder will generally be treaty-protected property of a Non-Resident Holder if the gain from the disposition of such shares would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Company Shares to the Company, and will be entitled to receive a payment from the Company of an amount equal to the fair value of such Dissenting Non-Resident Holder’s Company Shares. A Dissenting Non-Resident Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Non-Resident Holder’s Company Shares immediately before their surrender to the Company pursuant to the Arrangement. Any such dividend will be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable income tax convention.

A Dissenting Non-Resident Holder will also be considered to have disposed of such Company Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend arising on the surrender of such shares as described above. A Dissenting Non-Resident Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Company Shares pursuant to the exercise of their Dissent Rights unless such Company Shares constitute, or are deemed to constitute, “taxable Canadian property” of the Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax convention. See the discussion above under the headings “Holders Not Resident in Canada – Exchange of Company Shares under the Arrangement” and “Company Shares – Taxable Canadian Property”.

Generally, an amount paid in respect of interest awarded by the court to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act provided that such interest is not “participating debt interest” (as defined in the Tax Act).

Dissenting Non-Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations for U.S. Holders (as defined below) and for non-U.S. Holders (as defined below) of Company Shares arising from and relating to (a) the Arrangement, and (b) if applicable, the ownership and disposition of Tilray Shares received pursuant to the Arrangement. This summary is not applicable to persons holding Company Awards or other rights to acquire Company Shares, and any person that holds Company Awards or other rights to acquire Company Shares should consult its own tax advisor regarding the U.S. federal income tax consequences of the Arrangement to it in light of its own circumstances.

This summary is not intended to constitute a complete description of all of the potential U.S. federal income tax consequences that may apply to a Company Shareholder as a result of the Arrangement or the ownership and disposition of Tilray Shares received pursuant to the Arrangement. In addition, this summary does not (a) take into account the individual facts and circumstances of any particular Company Shareholder that may affect the U.S. federal income tax consequences applicable to such Company Shareholder, or (b) address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to a Company Shareholder of the Arrangement or of the ownership and disposition of Tilray Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Company Shareholder. Each Company Shareholder should consult its own independent tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of the Tilray Shares received pursuant to the Arrangement to it in light of its own circumstances.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or is expected to be requested or obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Code, final, temporary, and proposed United States Treasury regulations, published IRS rulings, judicial decisions, and published administrative positions of the IRS, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Accordingly, the U.S. federal income tax consequences of the Arrangement to Company Shareholders could differ from those described below. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Company Shares or, following the completion of the Arrangement, a beneficial owner of Tilray Shares received pursuant to the Arrangement, in each case that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (c) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (d) a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Company Shares that participates in the Arrangement (or, following the completion of the Arrangement, a beneficial owner of Tilray Shares received pursuant to the Arrangement) or exercises Dissent Rights other than a U.S. Holder or a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. To the extent applicable to non-U.S. Holders, this summary is limited to a discussion regarding the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement and the ownership and disposition of Tilray Shares received pursuant to the Arrangement. Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) and other tax consequences relating to the Arrangement and the ownership and disposition of Tilray Shares received pursuant to the Arrangement to them in light of their own circumstances.

Company Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to Company Shareholders that are subject to special provisions under the Code. For example, this discussion does not address Company Shareholders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are dealers in securities or currencies or Company Shareholder that are traders in securities that elect to apply a mark-to-market accounting method; (d) that have a “functional currency” other than the U.S. dollar; (e) that are subject to the alternative minimum tax provisions of the Code; (f) that own Company Shares (or, following the completion of the Arrangement, Tilray Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) that acquired Company Shares through the exercise of employee stock options or otherwise as compensation for services; (h) that are U.S. expatriates; (i) that are required to accelerate the recognition of an item of gross income with respect to Company Shares as a result of such income being recognized on an applicable financial statement; (j) that own, or have owned, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests of the Company (or, following the completion of the Arrangement, person that will own, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests of Tilray); and (k) that are partnerships or other pass-through entities (including subchapter S corporations) and investors therein. In addition, this summary does not address (i) Company Shareholders that hold the Company Shares (or, following the completion of the Arrangement, Tilray Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), (ii) the U.S. tax consequences to the Company or Tilray; (iii) tax consequences, if any, under U.S. federal tax laws other than U.S. federal income tax laws (such as the 3.8% “Medicare” tax on certain investment income); or (iv) any tax reporting requirements except as expressly discussed below. Company Shareholders that are described in this paragraph should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the Arrangement and the ownership and disposition of Tilray Shares received pursuant to the Arrangement to them in light of their own circumstances.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Company Shares (or, following the completion of the Arrangement, Tilray Shares), the U.S. federal income tax consequences to the partnership and the partners of the partnership generally will depend on the activities of the partnership and the status of the partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Tilray Shares received pursuant to the Arrangement to them in light of their own circumstances.

Additional Assumptions

This summary is based on certain understandings and assumptions with respect to the business, assets and shareholders of the Company, including that (a) the fair market value of the assets of the Company will exceed the amount of the liabilities of the Company, immediately prior to the Arrangement, (b) the fair market value of the assets of Tilray will exceed the amount of its liabilities immediately after the Arrangement, and (c) the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement, with the consideration contemplated therein.

Certain U.S. Federal Income Tax Consequences of the Arrangement for U.S. Holders

PFIC Status

A non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) if 75% or more of its gross income (including a pro rata share of the gross income of any company (U.S. or non-U.S.) in which the corporation is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, a non-U.S. corporation will be considered a PFIC if the average percentage of its assets (including a pro rata share of the assets of any company of which the corporation is considered to own 25% or more of the shares by value) during the taxable year, which are held for the production of, or produce, passive income is at least 50%.

The Company does not believe that it will be classified as a PFIC during its current taxable year. In addition, the Company does not believe that it was a PFIC for any preceding taxable year. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. The Company has not made a full and complete determination regarding its PFIC status for any taxable year. Accordingly, there can be no assurance that the Company is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held Company Shares. The determination of whether a company is a PFIC is a factual determination that must be made annually at the end of the taxable year and is therefore subject to change.

This Circular assumes that Company is not, nor will be, classified as a PFIC for any taxable year during which a U.S. Holder held Company Shares. If Company was or is classified as a PFIC for any taxable year during which a U.S. Holder held Company Shares, the U.S. federal income tax consequences to such U.S. Holder disposing of Company Shares might be materially more adverse than those otherwise described herein. Accordingly, U.S. Holders should consult their own independent tax advisors regarding the possible classification of the Company as a PFIC, the potential effect of the PFIC rules to such U.S. Holders, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to each such U.S. Holder’s own circumstances.

Exchange of Company Shares Pursuant to the Arrangement by U.S. Holders

The Company and Tilray intend for the Arrangement to be treated as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). No legal opinion from U.S. legal counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none is expected to be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization and that, if challenged, a U.S. court would not agree with the IRS.

Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

Assuming the Arrangement qualifies as a Reorganization, and subject to the assumptions and qualifications described in this summary, the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Company Shares:

•	a U.S. Holder of Company Shares will not recognize gain or loss on the exchange of its Company Shares for Tilray Shares;

•	the aggregate tax basis of Tilray Shares received will equal the tax basis of Company Shares surrendered by such U.S. Holder; and

•

the holding period of Tilray Shares received will include the holding period of the Company Shares surrendered by such U.S. Holder. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in the Tilray Shares generally must be determined with reference to each block of Company Shares.

Tax Consequences to U.S. Holders if the Arrangement Does Not Qualify as a Reorganization

If the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Company Shares and would result in the following U.S. federal income tax consequences to U.S. Holders of Company Shares:

•

a U.S. Holder of Company Shares would recognize gain or loss equal to the difference between (a) the fair market value of Tilray Shares received on the Effective Date pursuant to the Arrangement, and (b) the U.S. Holder’s adjusted tax basis in the Company Shares surrendered pursuant to the Arrangement;

•

the aggregate tax basis of the Tilray Shares received by a U.S. Holder pursuant to the Arrangement would be equal to the aggregate fair market value of Tilray Shares received on the Effective Date of the Arrangement; and

•	the holding period in the Tilray Shares received pursuant to the Arrangement would begin on the day after the Effective Date of the Arrangement.

Any gain or loss recognized under the first bullet above generally would be capital gain or loss and would be long-term capital gain or loss if a U.S. Holder’s holding period for the Company Shares is more than one year at the Effective Date of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Dissenting U.S. Holders

A U.S. Holder who exercises Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such U.S. Holder’s Company Shares for cash in an amount equal to the difference between (a) the U.S. dollar value of the amount received and (b) such U.S. Holder’s adjusted tax basis in its Company Shares. Except as described in the preceding sentence, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Ownership and Disposition of Tilray Shares by U.S. Holders

Receipt of Distributions on Tilray Shares

The gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Tilray Shares generally will be includible in income by a U.S. Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Tilray as determined under U.S. federal income tax principles. In the case of non-corporate U.S. Holders, dividend income currently is subject to tax at the same reduced rates of taxation as long-term capital gains if certain requirements are satisfied. A distribution in excess of Tilray’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Tilray Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Tilray Shares). Thereafter, to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the Tilray Shares, the distribution will be treated as gain from the sale, exchange or other taxable disposition of such Tilray Shares (as discussed below).

Sale, Exchange or Other Taxable Disposition of Tilray Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of Tilray Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in the Tilray Shares sold, exchanged or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder’s holding period for the Tilray Shares exceeds one year on the date of disposition. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by such U.S. Holder pursuant to the Arrangement, distributions paid on Tilray Shares and proceeds from the disposition of Tilray Shares. In general, a U.S. Holder will be subject to backup withholding (currently at the rate of 24%) if such U.S. Holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders

U.S. Federal Income Tax Consequences to Non-U.S. Holders Arising from the Arrangement

If the Arrangement qualifies as a Reorganization for U.S. federal income tax purposes, the U.S. federal income tax consequences for a non-U.S. Holder will generally be the same as for U.S. Holders as described above under the heading “Certain U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization”. If the Arrangement fails to qualify as a Reorganization, generally speaking, a non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the exchange of Company Shares for Tilray Shares or on the receipt of cash pursuant to the exercise of Dissent Rights unless (i) the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States) or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

If a non-U.S. Holder falls under clause (i) above, the non-U.S. Holder generally will be subject to the rules discussed above for U.S. Holders in the discussion titled “Certain U.S. Federal Income Tax Considerations – Exchange of Company Shares Pursuant to the Arrangement by U.S. Holders”, as applicable. In addition, if a non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate). If an individual non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from the disposition, which may be offset by certain United States capital losses subject to applicable rules governing the availability of capital loss deductions for U.S. federal income tax purposes. Individual non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which the Arrangement is consummated are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them in light of their own circumstances.

Tax Consequences to non-U.S. Holders Arising from the Ownership or Disposition of Tilray Shares

Receipt of Distributions on Tilray Shares

Dividends received by a non-U.S. Holder with respect to Tilray Shares will be subject to U.S. withholding tax at a 30% rate (or lower applicable treaty rate) unless the non-U.S. Holder establishes that such dividends are effectively connected with such non-U.S. Holder’s U.S. trade or business. A non-U.S. Holder may be able to claim benefits (if any) under an applicable treaty with respect to such withholding taxes. However, there can be no assurance that treaty benefits will be available and non-U.S. Holders are urged to consult their own tax advisors as to the applicability of treaty benefits. In addition, a non-U.S. Holder will be taxed in the same manner as a U.S. Holder on dividends received that are effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States). A non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a 30% rate (or lower applicable treaty rate) on dividend income that is effectively connected with a U.S. trade or business.

Sale, Exchange or Other Taxable Disposition of Tilray Shares

Subject to the rules discussed below, a non-U.S. Holder will not be subject to U.S. federal income tax on the gain (if any) realized on the sale or exchange of Tilray Shares, unless (i) the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if required by an applicable treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States) or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty provides otherwise.

If a non-U.S. Holder falls under clause (i) above, the non-U.S. Holder generally will be subject to the rules discussed above for U.S. Holders in the discussion titled “Certain U.S. Federal Income Tax Considerations – Ownership and Disposition of Tilray Shares by U.S. Holders”. In addition, if a non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes falls under clause (i) above, it may be subject to an additional branch profits tax on effectively connected income at a 30% rate (or lower applicable treaty rate). If an individual non-U.S. Holder falls under clause (ii) above, the individual generally will be subject to a flat 30% (or lower applicable treaty rate) tax on the gain derived from a disposition, which may be offset by certain U.S. capital losses subject to applicable rules governing the availability of capital loss deductions for U.S. federal income tax purposes. Individual non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Tilray Shares are urged to consult their own tax advisors as to the tax consequences of the sale to them in light of their own circumstances.

In addition, if Tilray is or has been a “U.S. real property holding corporation” (“USRPHC”), as defined for U.S. federal income tax purposes, a non-U.S. Holder of Tilray Shares may be subject to (i) U.S. federal income tax on the gain (if any) realized on the sale or exchange of such shares as if such gain were effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and (ii) a 15% withholding tax applied to the gross proceeds received on a disposition of such shares. Generally, a U.S. corporation is a USRPHC if at least 50% of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable United States Treasury regulations) consists of “U.S. real property interests.” We do not believe that Tilray is a USRPHC. Moreover, so long as the common stock of Tilray is regularly traded on an established securities market, under applicable United States Treasury regulations, non-U.S. Holders that have never beneficially owned more than 5% of the Tilray Shares, directly, indirectly or constructively, generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of Tilray Shares solely because Tilray is or has been a USRPHC. The provisions of the Code and United States Treasury regulations regarding these determinations are complex and subject to differing interpretations. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to them in light of their own circumstances.

Backup Withholding and Information Reporting

Any distributions paid on Tilray Shares, and the tax withheld with respect thereto (if any), are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or withholding was not required because the distributions were effectively connected with a trade or business in the United States conducted by the non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement between the tax authorities of the country in which the non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 24%) on certain reportable payments. Distributions paid to a non-U.S. Holder on Tilray Shares generally will be exempt from backup withholding if the non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a successor form for either) or otherwise establishes an exemption. The payment of gross proceeds from the disposition of Tilray Shares to or through the U.S. office of any broker, U.S. or foreign, will generally be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury (generally on an IRS Form W-8BEN or IRS Form W-8BEN-E) or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. The payment of gross proceeds from the disposition of Tilray Shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Person”). In the case of the payment of the proceeds from the disposition of Tilray Shares to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Person, the United States Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding rules to them in light of their own circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder may be refunded or credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, if the non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return to claim a refund of any backup withholding.

Foreign Account Tax Compliance Act Withholding

Sections 1471 through 1474 of the Code, and the United States Treasury regulations and administrative guidance promulgated thereunder (collectively known as “FATCA”) impose U.S. withholding on certain payments made to “foreign financial institutions” and to certain other non-U.S. entities, including Intermediaries. Such withholding will generally be imposed at a 30% rate on certain payments of (i) dividends on, and (ii) subject to the following sentence, gross proceeds from the sale or disposition of, shares issued by a U.S. person, including Tilray Shares, to a (A) foreign financial institution unless such foreign financial institution enters into (or is deemed to have entered into) an agreement with the U.S. Department of the Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% of payments to such account holders whose actions prevent the financial institution from complying with these reporting and other requirements; or (B) a foreign entity that is not a foreign financial institution unless the entity certifies that it does not have any substantial U.S. owners or the entity furnishes identifying information regarding each substantial U.S. owner or otherwise is excepted from FATCA. The IRS and the U.S. Treasury Department have issued proposed United States Treasury regulations (the “Proposed Regulations”) that would remove gross proceeds described in (ii) above from the withholding obligation. Taxpayers may rely on the provisions of the Proposed Regulations until final regulations are issued. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA, which will reduce but not eliminate the risk of FATCA withholding for investors in or holding Tilray Shares through financial institutions in such countries. Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of FATCA to their ownership and disposition of Tilray Shares in light of their own circumstances, including the effect of any U.S. federal, state, local, or non-U.S. tax Laws.

THIS DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. COMPANY SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF THE TILRAY SHARES IN LIGHT OF THEIR OWN CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

INFORMATION CONCERNING THE COMPANY

Overview

The Company is a company governed by the OBCA. It is a reporting issuer in all provinces and territories of Canada. The Company’s head office is located at 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2 and its registered office is located at 222 Bay Street, Suite 3000, Toronto, Ontario, M5K 1E7. The Company Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol “HEXO”. The Company Listed April 2019 Warrants are listed on the TSX under the trading symbol “HEXO.WT.A” and are expected to remain listed on the TSX following the Effective Date until their expiry on April 2, 2024. The Company Listed June 2018 Warrants are listed on the TSXV under the trading symbol “HIP.WT.A”. The Company Listed June 2018 Warrants will expire on June 19, 2023, and as such, are expected to be delisted from the TSXV prior to the Effective Date.

The Company is a consumer-packaged goods cannabis company with a leading adult-use market share in Canada. Its business focuses on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company’s primary addressable markets are the Canadian adult-use market, the U.S. CBD medical state-level markets, the global medical market (where permitted by regional legislation) and the Canadian medical market.

Material Changes in the Affairs of the Company

Except as described in this Circular, the directors and executive officers of the Company are not aware of: (i) any plans or proposals for material changes in the affairs of the Company; (ii) any plans, proposals, or negotiations that would result in changes to the Company’s articles, bylaws or other Organizational Documents; and (iii) any material corporate events during the last two years concerning any mergers, consolidations, acquisition or sale of a material amount of assets of the Company.

Principal Holders of Company Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, Company Shares carrying more than 10% of the voting rights attached to all issued and outstanding Company Shares as at the Record Date, May 5, 2023.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares, namely the Company Shares, and an unlimited number of special shares issuable in series. As of the close of business on May 5, 2023, there were 43,996,355 Company Shares issued and outstanding. No special shares have been issued or are outstanding. In addition, as of the close of business on May 5, 2023, an aggregate of 7,726,989 Company Shares were issuable upon the exercise, conversion or vesting, as applicable, of Company Warrants or Company Awards.

Each Company Shareholder is entitled to one vote for each Company Share held by such holder. Company Shareholders are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Company Shares.

Price Range and Trading Volume

The Company Shares are listed and traded on the TSX and the Nasdaq. The following table shows the high and low trading prices (in Canadian dollars) and monthly trading volume of the Company Shares on the TSX for the six-month period preceding the date of this Circular:*

TSX
Month	High ($)	Low ($)	Volume
April 2023	2.40	1.57	2,821,800
March 2023	2.35	1.61	5,199,300
February 2023	2.50	1.77	8,638,200
January 2023	2.37	1.35	6,949,300
December 2022	3.57	1.23	4,336,143
November 2022	3.64	3.01	1,292,166

*	Trading prices and volume are reflective of the fourteen to one (14:1) share consolidation effective December 19, 2022.

The closing price of the Company Shares on the TSX on May 1, 2023 was $1.68. The Arrangement Agreement was signed and publicly announced after the close of official market trading on April 10, 2023, on which date the closing price of the Company Shares on the TSX was $2.23. On April 6, 2023, the last trading day before the date of the announcement of the Arrangement, the price of the Company Shares on the TSX was $1.70.

The following table shows the high and low trading prices and monthly trading volume of the Company Shares on the Nasdaq for the six-month period preceding the date of this Circular: *

Nasdaq
Month	High (US$)	Low (US$)	Volume
April 2023	1.92	1.16	15,538,000
March 2023	1.71	1.18	8,929,100
February 2023	1.85	1.32	26,398,700
January 2023	1.78	0.99	33,486,900
December 2022	2.63	0.90	15,608,706
November 2022	2.71	2.23	6,162,743

*	Trading prices and volume are reflective of the fourteen to one (14:1) share consolidation effective December 19, 2022.

The closing price of the Company Shares on the Nasdaq on May 1, 2023 was US$1.24. The Arrangement Agreement was signed and publicly announced after the close of official market trading on April 10, 2023, on which date the closing price of the Company Shares on the Nasdaq was US$1.64. On April 6, 2023, the last trading day before the date of the announcement of the Arrangement, the price of the Company Shares on the Nasdaq was US$1.26.

If the Arrangement is completed, all of the Company Shares will be owned by Tilray and will be delisted from the TSX and the Nasdaq.

Prior Sales and Purchases

The following table sets forth information in respect of issuances or purchases of Company Shares and securities that are convertible or exchangeable into Company Shares within the 12 months prior to the date of this Circular, excluding securities purchased or sold pursuant to the exercise of Company Options, Company Warrants and conversion rights:*

Date of Issuance or Purchase	Number and Type of Securities Issued/ Purchased	Issue/Exercise/Purchase Price per Security
June 16, 2022	Issuance of 486,701 Company Options	$3.92
November 1, 2022	Issuance of 108,932 Company Options	$3.64
May 12, 2022	Issuance of 774,527 Company Shares(1)	$4.90
July 12, 2022	Issuance of 4,007,143 Company Shares(2)	$3.71
January 17, 2023	Issuance of 455,290 Company Shares(3)	$1.84
March 3, 2023	Issuance of 613,320 Company Shares(1)	$2.23
April 24, 2023	Issuance of 1,432,234 Company Options	$1.58

*	Figures are reflective of the fourteen to one (14:1) share consolidation effective December 19, 2022.

(1)	Issued in satisfaction of a standby commitment fee to KAOS in connection with the ELOC as described under the following heading in this Circular: “The Arrangement – Background to the Arrangement”.
(2)	Issued to High Trail in connection with the amendment and reassignment of the outstanding principal of the Original Note to Tilray.
(3)	Issued to a commercial partner in consideration for certain licensing rights.

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Company Shares, Company Options and Zenabis Replacement Options, Company RSUs, Company DSUs and Company Warrants owned or controlled, directly or indirectly, by each of the directors and senior officers of the Company, and each associate or Affiliate of an insider of the Company, each associate or Affiliate of the Company, each insider of the Company (other than the directors or officers), and each person acting jointly or in concert with the Company. To the knowledge of the Company, each of the following persons who owns or controls Company Shares is a party to a Voting and Support Agreement and, consequently, intends to vote their Company Shares FOR the Arrangement Resolution.

Name and Position(1)	Company Shares(2)	Company Options and Zenabis Replacement Options(3)	Company RSUs(4)	Company DSUs(5)	Company Warrants(6)
Mark Attanasio, Chair of the Board	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	278,153 (56.81%)	Nil (0.00%)
Hélène F. Fortin, Director	71 (0.00%)	Nil (0.00%)	Nil (0.00%)	14,384 (2.94%)	Nil (0.00%)
Peter James Montour, Director	438,721 (1.00%)	5,357 (0.34%)	Nil (0.00%)	37,482 (7.66%)	Nil (0.00%)
William Todd Montour, Director	438,721 (1.00%)	5,357 (0.34%)	Nil (0.00%)	34,769 (7.10%)	Nil (0.00%)
Rob Godfrey, Director	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	32,892 (6.72%)	Nil (0.00%)
Vincent Chiara, Director	257,883 (0.59%)	16,964 (0.57%)	1,161 (1.73%)	46,240 (9.44%)	55,804 (1.35%)
Denise Faltischek, Director	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	22,848 (4.67%)	Nil (0.00%)
Roger Savell, Director	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)	22,848 (4.67%)	Nil (0.00%)
Charlie Bowman, Chief Executive Officer and President	Nil (0.00%)	933,532 (31.30%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Julius Ivancsits, Chief Financial Officer	Nil (0.00%)	971,723 (32.58%)	Nil (0.00%)	Nil (0.00%)	Nil (0.00%)
Joelle Maurais, General Counsel	Nil (0.00%)	124,381 (4.17%)	2,053 (3.06%)	Nil (0.00%)	Nil (0.00%)

(1)

The information as to the Company Shares, Company Options, Company RSUs, Company DSUs, Zenabis Replacement Options, and Company Warrants beneficially owned or over which control or direction is exercised has been furnished by the respective officers and directors.

(2)	Based on 43,996,355 Company Shares issued and outstanding on a non-diluted basis.
(3)	Based on 2,982,316 Company Options and 35,525 Zenabis Replacement Options issued and outstanding.
(4)	Based on 66,987 Company RSUs issued and outstanding.

(5)	Based on 489,616 Company DSUs issued and outstanding.
(6)	Based on 4,135,825 Company Warrants issued and outstanding.

Previous Distributions

Except as disclosed below, no Company Shares were distributed during the five years preceding the date of this Circular:*

Date	Number of Shares/Units	Average Issue/Exercise Price Per Share/Unit		Gross Proceeds to Company (in thousands)
January 30, 2019	158,125(1)		$364.00		$57,558
May 24, 2019	632,036(2)		$510.16		n/a
December 31, 2019	267,323(3)	US$	93.52	US$	25,000
January 22, 2020	213,858(4)	US$	93.52	US$	20,000
April 13, 2020	1,067,857(5)		$43.12		$46,046
May 21, 2020	1,141,786(6)		$50.40		$57,545
June to July 2020	605,750(7)		$57.04		$34,551
May 2021	455,280(8)		$103.20		$46,987
June 1, 2021	1,255,667(9)		$120.54		n/a
June 2, 2021	32,046(10)		$112.78		n/a
August 6, 2021	18,341(11)		$68.21		$1,251
August 24, 2021	3,505,716(12)		$51.97		$183,103
August 24, 2021	17,529(13)		$47.58		n/a
November 2021 to February 2022	1,735,008(14)		$16.06		$27,869
July 12, 2022	1,324,131(15)		$3.71		n/a

*	Figures are reflective of the four to one (4:1) share consolidation effective December 23, 2020 as well as the fourteen to one (14:1) share consolidation effective December 19, 2022.
(1)	Public offering of Company Shares that includes the over-allotment option pool with a price of $364.00 per Company Share, which was exercised in full.
(2)	Issuance of Company Shares in consideration for the acquisition of Newstrike Brands Ltd.
(3)	Registered direct offering of Company Shares in which investors also received one half Company Share purchase warrant for each Company Share purchased with an exercise price of US$137.20.
(4)	Registered direct offering of Company Shares in which investors also received one half Company Share purchase warrant for each Company Share purchased with an exercise price of US$137.20.
(5)	Underwritten public offering of units, each of which consisted of one Company Share and one Company Share purchase warrant with an exercise price of $53.76.
(6)	Underwritten public offering of units, each of which consisted of one Company Share and one Company Share purchase warrant with an exercise price of $58.80.
(7)

On June 16, 2020, the Company established an at-the-market equity program allowing the Company to issue up to $34.5 million Company Shares to the public. The program closed on July 31, 2020 having generated a total of approximately $34.5 million (after foreign exchange gains) through the issuance of 588,259 Company Shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883,000 remained for irrevocable sales which occurred prior to the year ended July 31, 2020 and subsequently settled on August 5, 2020, at which time the remaining 17,491 Company Shares were issued.

(8)

On May 11, 2021, the Company established an at-the-market equity program allowing the Company to issue up to $150 million Company Shares to the public. The program ceased activity on May 25, 2021 having generated a total of approximately $47 million (after foreign exchange gains) in the year ended July 31, 2021.

(9)	Issuance of Company Shares in consideration for the acquisition of Zenabis.
(10)	Issuance of Company Shares as broker compensation in connection with the acquisition of Zenabis.
(11)	Issuance of Company Shares as advisor compensation in connection with the closing of the acquisition of Redecan.
(12)

Underwritten public offering of units, each of which consisted of one Company Share and one half Company Share purchase warrant, with the fair value of such Company Share purchase warrants being $39 million at the time they were granted.

(13)	Issuance of Company Shares as broker compensation in connection with the underwritten public offering closed on August 24, 2021.
(14)	On November 17, 2021, the Company resumed the at-the-market program initially launched in May 2021.
(15)	Issuance of Company Shares as broker compensation in connection with the closing of the Amended Senior Secured Note.

In addition, during the five years preceding the date of this Circular, the Company issued Company Shares upon settlement of Company RSUs, Company DSUs, Company Warrants and Company Options, as follows:*

Nature of Distribution	Number of Shares	Average Issue Per Share ($)	Gross Proceeds to Company ($)
2022
Company Options exercised	1,216	$35.36	$43,000
2021
Company Options exercised	29,289	$41.99	$1,230,000
Company Warrants exercised	153,352	$44.38	$6,806,000
2020
Company Options exercised	2,081	$64.39	$134,000
Company Warrants exercised	78,819	$54.44	$4,291,000
2019
Company Options exercised	63,712	$67.38	$4,293,000
Company Warrants exercised	277,424	$202.13	$56,075,000
2018
Company Options exercised	63,712	$9.26	$590,000
Company Warrants exercised	277,424	$268.06	$74,366,000

*	Figures are reflective of the four to one (4:1) share consolidation effective December 23, 2020 as well as the fourteen to one (14:1) share consolidation effective December 19, 2022.

Dividends

The Company has never declared or paid any dividends on its Company Shares. The Company does not intend to pay any dividends in the foreseeable future. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its business activities, development and growth, contractual restrictions on the payment of dividends and other factors that the Board may consider appropriate in the circumstances.

Risk Factors

The business and operations of the Company are subject to risks. In addition to considering the other information contained in this Circular, readers should consider carefully the risk factors set forth and described under the heading “Risk Factors” in the Company AIF, the Company’s management discussion and analysis for the years ended July 31, 2022 and July 31, 2021, dated October 31, 2022, and the Company’s management discussion and analysis for the six months ended January 31, 2023, dated March 16, 2023. The information concerning such risks are incorporated by reference in this Circular to the “Risk Factors” section of each of these documents, which are available under the Company’s profile on SEDAR at www.sedar.com as well as its profile on EDGAR at www.sec.gov.

Comparison of Rights of Company Shareholders and Tilray Stockholders

Tilray is a Delaware corporation. The Company is incorporated under the OBCA. Upon completion of the Arrangement, Company Shareholders will become stockholders of Tilray and their rights as shareholders will be governed by Tilray’s constating documents and the DGCL. The rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of an OBCA corporation. See “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular for a discussion of the different rights associated with the Tilray Shares. The comparisons set forth in Appendix “G” are not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general summary only.

Commitments to Acquire Securities of the Company

None of the Company and its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or Affiliates, any other insiders of the Company, any person acting jointly or in concert with the Company, or their respective associates or Affiliates, other than Tilray’s commitment to acquire all of the Company Shares pursuant to the terms and conditions of the Arrangement Agreement, has made any agreement, commitment or understanding to acquire securities of the Company.

Auditors

The Company’s auditors are Macias Gini & O’Connell LLP, who were appointed on January 9, 2023.

INFORMATION CONCERNING TILRAY

Tilray is a company incorporated under the laws of Delaware. It is a reporting issuer in all provinces and territories of Canada. Tilray’s head office is located at 265 Talbot St. W, Leamington, ON N8H 4H3. Tilray is a leading global cannabis and consumer packaged goods company, with operations in Canada, the United States, Europe, Australia and Latin America, that is pioneering the future of medical, wellness and adult-use cannabis cultivation, processing and distribution. The Tilray Shares are traded on the TSX and the Nasdaq under the trading symbol “TLRY.”

Additional information with respect to the business and affairs of Tilray is set forth in Appendix “F” to this Circular.

INFORMATION CONCERNING TILRAY FOLLOWING THE ARRANGEMENT

The business of Tilray following the Arrangement shall be that of Tilray generally and as disclosed elsewhere in this Circular.

The authorized share capital of Tilray following completion of the Arrangement will continue to be the authorized capital of Tilray as described in Appendix “F” and the rights and restrictions of the Tilray Shares will remain unchanged. Following completion of the Arrangement, assuming the maximum number of approximately 19.15 million Tilray Shares are issued as a result of the Arrangement, existing stockholders of Tilray and Company Shareholders would own, as of the date of the Arrangement Agreement, on a pro forma basis, approximately 97.0% and 3.0% of Tilray, respectively.

The board of directors of Tilray will consist of current Tilray directors. The senior officers of Tilray will consist of current senior officers of Tilray. The operating personnel of Tilray following completion of the Arrangement are expected to remain the current operating personnel of Tilray.

The auditors of Tilray immediately following completion of the Arrangement will continue to be PwC, the current auditors of Tilray. The transfer agent and registrar for the Tilray Shares will continue to be Pacific Stock Transfer, Inc., at their principal offices in Las Vegas, Nevada, in the United States and Odyssey Trust Company, at their principal offices in Vancouver, British Columbia, in Canada.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON AT THE MEETING

Management of the Company does not intend to present and does not, as at the date hereof, have any reason to believe that others will present any item of business other than those set out in this Circular at the Meeting. However, if any other business is properly presented at the Meeting or any adjournment(s) or postponement(s) thereof, and may be properly considered and acted upon, proxies will be voted by those named in the applicable proxy form in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular, to the extent permitted by Law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There has not been since the commencement of the most recently completed financial year and there is currently no outstanding indebtedness owing to either the Company or any of its Subsidiaries, or to any other entity which is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its Subsidiaries, of: (i) any director, executive officer or employee; (ii) any former director, executive officer or employee; or (iii) any associate of any current or former director, or executive officer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described in this Circular, (i) no director, executive officer, Company Shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Company Shares (or any director or officer thereof), and no associate or Affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any of its Subsidiaries.

Conflicts of interest which arise, if any, will be subject to and governed by procedures prescribed by OBCA which require a director or officer of a corporation who is party to or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract of the Company, to disclose his interest and refrain from voting on any matter in respect of such contract, unless otherwise permitted by the OBCA.

See “The Arrangement – Interest of Certain Persons in the Arrangement”.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and under its profile on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2022. Copies of the Company’s financial statements and management’s discussion and analysis may be obtained under the Company’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2. Unless otherwise indicated, information in this Circular is provided as at May 1, 2023.

Any Company Securityholder who wishes to receive a copy of the Company’s interim consolidated financial statements for the three and six months ended January 31, 2023 and 2022, together with the notes thereto, and the management’s discussion and analysis for the three and six months ended January 31, 2023 and 2022, may receive a copy without charge upon request to the Company at 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com).

DIRECTORS’ APPROVAL

The contents and the sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Board.

DATED: May 10, 2023

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Rob Godfrey”
Rob Godfrey, Director and Chair of the Special Committee

CONSENT OF HAYWOOD SECURITIES INC.

To: The Special Committee of the Board of Directors of HEXO

We refer to the Fairness Opinion and the Formal Valuation dated April 7, 2023, which we prepared for the Special Committee of the Board of Directors of HEXO in connection with the Arrangement involving HEXO and Tilray. We consent to the filing of the Fairness Opinion and the Formal Valuation with the securities regulatory authorities, the inclusion of summaries of the Fairness Opinion and the Formal Valuation as well as copies of the Fairness Opinion and the Formal Valuation in this Circular, and all references to the Formal Valuation and the Fairness Opinion in this Circular.

DATED at Toronto, Ontario as of May 10, 2023

(signed) Haywood Securities Inc.

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Tilray Brands, Inc. (“Tilray”) and HEXO Corp. (“HEXO”) and the securityholders of HEXO, all as more particularly described and set forth in the management information circular (the “Circular”) of HEXO accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), and all transactions contemplated thereby, are hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) between Tilray and HEXO dated April 10, 2023 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of HEXO in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of HEXO in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto and causing the performance by HEXO of its obligations thereunder, are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of HEXO implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), is hereby authorized, approved and adopted;

(4)

HEXO is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, amended or supplemented);

(5)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of HEXO entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of HEXO (other than interested directors required to abstain from voting) are hereby authorized and empowered, without further notice to, or approval of, the shareholders of HEXO to:

(a)	modify, amend or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and any related transactions;

(6)

any director or officer of HEXO is hereby authorized and directed for and on behalf of HEXO to execute or cause to be executed and to deliver or caused to be delivered such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)

any one or more directors or officers of HEXO is hereby authorized, for and on behalf and in the name of HEXO, to execute or caused to be executed and deliver or cause to be delivered, whether under corporate seal of HEXO or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement; such determination to be conclusively evidenced by the execution and delivery of such agreement, form, waiver, notice, certificate, confirmation and other document and instrument or the doing of any such act or thing, including:

A-1

(a)	all actions required to be taken by or on behalf of HEXO, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by HEXO.

A-2

APPENDIX “B”

PLAN OF ARRANGEMENT

UNDER THE PROVISIONS OF SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“48North” means 48North Cannabis Corp.;

(b)

“Arrangement Agreement” means the agreement made as of April 10, 2023 between the Company and the Purchaser, including the schedules thereto, together with the Company Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(c)

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and Section 7.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(d)

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the Company Shareholders at the Meeting to be substantially in the form and content set out in Schedule “B” to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

(f)

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business;

(g)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA in respect of the Articles of Arrangement;

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(i)	“Company” means HEXO Corp., a corporation existing under the OBCA;

(j)

“Company April 2019 Warrant Indenture” means the warrant indenture dated April 2, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada;

(k)	“Company April 2019 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2019 Warrant Indenture;

(l)	“Company April 2020 Warrant Indenture” means the warrant indenture dated as of April 13, 2020 between HEXO Corp. and TSX Trust Company;

(m)	“Company April 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2020 Warrant Indenture;

(n)

“Company April 2021 Warrant Indenture” means the warrant indenture dated April 16, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada;

(o)	“Company April 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2021 Warrant Indenture, listed on the TSX as “HEXO.WT.A”;

(p)	“Company August 2021 Warrant Indenture” means the warrant indenture dated as of August 24, 2021 between HEXO Corp. and TSX Trust Company;

(q)	“Company August 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company August 2021 Warrant Indenture;

(r)	“Company Certificated Warrants” means the certificated warrants of the Company issued to certain holders on December 31, 2019 and January 22, 2020;

(s)	“Company DSUs” means the deferred share units issued under the Company Omnibus Plan;

(t)	“Company Disclosure Letter” means the disclosure letter delivered to the Purchaser by the Company concurrently with the Arrangement Agreement;

(u)	“Company June 2018 Warrant Certificates” means the warrant certificates issued by Newstrike Resources Ltd. to various holders on June 19, 2018;

(v)

“Company June 2018 Warrant Indenture” means the warrant indenture dated as of June 19, 2018, between Newstrike Resources Ltd. and TSX Trust Company, as supplemented by that warrant indenture dated as of May 24, 2019 among the Company, Newstrike Brands Ltd. and TSX Trust Company;

(w)

“Company June 2018 Warrants” means the warrants to purchase Company Shares issued pursuant to (i) the Company June 2018 Warrant Indenture, listed on the TSXV as “HIP.WT.A” and (ii) the Company June 2018 Warrant Certificates;

(x)	“Company June 2020 Warrant Indenture” means the warrant indenture dated as of June 5, 2020 between the Company and TSX Trust Company;

(y)	“Company June 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company June 2020 Warrant Indenture;

(z)	“Company May 2020 Warrant Indenture” means the warrant indenture dated as of May 21, 2020 between HEXO Corp. and TSX Trust Company;

(aa)	“Company May 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company May 2020 Warrant Indenture;

(bb)	“Company November 2020 Warrants” means the warrants to purchase Company Shares issued by 48North to various holders on November 4, 2020;

(cc)	“Company Omnibus Plan” means the Company’s omnibus long-term incentive plan approved by the Company Shareholders on August 28, 2018, as further amended and restated on March 12, 2021;

(dd)	“Company Options” means the outstanding options to purchase Company Shares, issued pursuant to the Company Omnibus Plan and the Previous Company Stock Option Plan;

(ee)	“Company RSUs” means the restricted share units issued under the Company Omnibus Plan;

(ff)

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options, the holders of Company RSUs, the holders of Company DSUs, the holders of Company Warrants, and the holders of Zenabis Replacement Options;

(gg)	“Company Senior Secured Note” means the amended and restated senior secured convertible note of the Company held by the Purchaser dated July 12, 2022;

(hh)	“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires;

(ii)	“Company Shares” means the common shares and Company Special Shares in the capital of the Company;

(jj)	“Company Special Shares” means the special shares in the capital of the Company;

(kk)

“Company Warrant Indentures” means, collectively, (i) the Company June 2018 Warrant Indenture, (ii) the Company April 2019 Warrant Indenture, (iii) the Company April 2020 Warrant Indenture, (iv) the Company May 2020 Warrant Indenture, (v) the Company June 2020 Warrant Indenture, (vi) the Company August 2021 Warrant Indenture, (vii) the Company April 2021 Warrant Indenture, and (viii) the Zenabis Supplemental Warrant Indentures;

(ll)

“Company Warrants” means, collectively, (i) the Company June 2018 Warrants, (ii) the Company April 2019 Warrants, (iii) the Company April 2020 Warrants, (iv) the Company May 2020 Warrants, (v) the Company June 2020 Warrants, (vi) the Company August 2021 Warrants, (vii) the Company April 2021 Warrants, (viii) the Zenabis Replacement Warrants, (ix) the Company Certificated Warrants and (x) the Company November 2020 Warrants;

(mm)

“Consideration” means that portion of a Purchaser Share to be received by each holder of Company Shares (other than Dissenting Shareholders) in respect of each Company Share, which is equal to the product obtained when (i) the Exchange Ratio, is multiplied by (ii) a Company Share;

(nn)	“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;

(oo)	“Depositary” means Odyssey Trust Company, or such other person as the Parties may agree in writing to appoint to act as depositary for the purposes of the Arrangement;

(pp)	“Director” means the Director appointed under section 278 of the OBCA;

(qq)	“Dissent Rights” means the rights of dissent of registered Company Shareholders in respect of the Arrangement described in Article 4 of this Plan of Arrangement;

(rr)

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Company Shares in respect of which Dissent Rights are duly and validly exercised by such registered Company Shareholder;

(ss)	“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(tt)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(uu)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;

(vv)	“Exchange Ratio” means 0.4352;

(ww)

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

(xx)

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(yy)

“holder” means, when used with reference to any securities of the Company, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(zz)

“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(aaa)	“In-The-Money Amount” in respect of an option means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option;

(bbb)

“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(ccc)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company Shareholders to the Depositary as described therein;

(ddd)

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of approving the Arrangement Resolution;

(eee)

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4 of this Plan of Arrangement;

(fff)	“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time;

(ggg)	“Parties” means the Company and the Purchaser;

(hhh)

“Payout Value” means $1.25, being the product of (i) the Exchange Ratio, multiplied by (ii) the volume weighted average price on the Nasdaq of a Purchaser Share for the 60 trading day period ending on April 5, 2023;

(iii)

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, subject to any amendments or variations to such plan made in accordance with the Arrangement or this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(jjj)

“Previous Company Stock Option Plan” means the Hydropothecary Corporation stock option plan as approved by the shareholders of The Hydropothecary Corporation on January 17, 2018 and any amendments thereto.

(kkk)	“Purchaser” means Tilray Brands, Inc., a corporation existing under the laws of the State of Delaware;

(lll)	“Purchaser Shares” means the shares of Common Stock in the capital of the Purchaser;

(mmm)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(nnn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(ooo)	“Zenabis” means Zenabis Ltd. (formerly Zenabis Global Inc.);

(ppp)	“Zenabis Incentive Plan” means the Zenabis omnibus incentive plan, as approved by the shareholders of Zenabis on June 25, 2019 and any amendments thereto and restatements thereof;

(qqq)

“Zenabis Replacement Options” means the stock options issued by the Company in replacement of certain stock options which had been issued by Zenabis pursuant to the Zenabis Incentive Plan, in connection with the Company’s acquisition of Zenabis, exercisable for Company Shares;

(rrr)

“Zenabis Replacement Warrants” means, collectively, (i) the outstanding certificated warrants to purchase common shares of Zenabis, as exchanged for warrants to purchase common shares of the Company pursuant to the warrant exchange agreement made as of October 31, 2022 between Zenabis Ltd. and the Company; and (ii) the warrants to purchase Company Shares issued pursuant to the Zenabis Supplemental Warrant Indentures; and

(sss)

“Zenabis Supplemental Warrant Indenture” means, collectively, (i) the second supplemental indenture dated October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture dated June 25, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada, and (ii) the second supplemental warrant indenture dated as of October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture dated September 23, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections and paragraphs and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa. Words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4 Certain Phrases, etc.

The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar da”, (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time of the Company (being the time in Toronto, Ontario) unless otherwise stipulated herein or therein. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the next Business Day if the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

Section 1.7 Statutory References

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.8 Currency

All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

Section 2.2 Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon the Company, the Purchaser, the Company Securityholders (including Dissenting Shareholders), the Depositary, the transfer agents and registrars in respect of the Company Shares and the Purchaser Shares and all other Persons without any further act or formality required on the part of any Person.

Section 2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

ARTICLE 3

ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person:

(a)	at the Effective Time:

(i)

the Company Senior Secured Note, without any further action by or on behalf of the holder thereof or the Company, shall convert into such number of Company Shares (the “Note Shares”) as the outstanding amount of the Company Senior Secured Note is then convertible into in accordance with the terms of Section 8 thereof, and the Company shall be deemed to have issued to the Purchaser such number of Company Shares issuable upon such conversion;

(ii)	the Company shall make appropriate entries in its securities registers to reflect the matters referred to in Section 3.1(a)(i);

(b)	immediately after the steps in Section 3.1(i) occur:

(i)

each Dissenting Share held by a Dissenting Shareholder shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of all Liens) and such Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4;

(ii)

at the same time as the step in Section 1.1(1)(a)(i) occurs, the name of each Dissenting Shareholder shall be, and shall be deemed to be, removed from the register of the Company Shares in respect of such Dissenting Shares and such Dissenting Shares shall be automatically cancelled as of the Effective Date;

(c)	at the same time as the steps in Section 3.1(b) occur:

(i)

each Company Share outstanding immediately prior to the Effective Time (other than the Dissenting Shares held by Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Dissenting Shares as determined in accordance with Article 4), other than the Note Shares, shall be, and shall be deemed to be, transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for issuance of the Consideration;

(ii)

at the same time as the step in Section 3.1(c)(i) occurs, the holder of each Company Share transferred to the Purchaser pursuant to Section 3.1(c)(i) shall cease to be the holder thereof, or to have any rights as a holder thereof other than the right to receive the Consideration issuable in respect of each Company Share held pursuant to Section 3.1(c)(i) and shall be removed from the register of the Company Shares and legal and beneficial title to each such Company Share shall be transferred to the Purchaser and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of such Company Share (free and clear of any Liens) and will be entered in the central securities register of the Company as the sole holder thereof;

(iii)	the Purchaser will be the holder of all of the outstanding Company Shares;

(d)	immediately after the steps in Section 3.1(c)(i) occur:

(i)

the terms of each Company Option outstanding immediately prior to the Effective Time shall be adjusted so that, upon exercise of such Company Option, the holder shall, upon payment of the exercise price under such Company Option, be entitled to receive, in substitution for the number of Company Shares subject to such Company Option, that number of Purchaser Shares equal to the product obtained when the number of Company Shares subject to such Company Option immediately prior to the Effective Time is multiplied by the Exchange Ratio (rounded down to the next whole number of Purchaser Shares). For greater certainty, the exercise price per Purchaser Share under such Company Option immediately following the adjustment pursuant to this Section 3.1(d)(i) shall equal the exercise price per Company Share under such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. The Company Options shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(d)(i), shall continue to be governed by the Company Omnibus Plan or Previous Stock Option Plan, as applicable, on the same terms and conditions as were applicable to such Company Options immediately prior to the Effective Time. Notwithstanding the foregoing, if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act, the exercise price of a Company Option adjusted in accordance with the foregoing shall be increased such that the In-The-Money Amount of the Company Option immediately after such adjustment does not exceed the In-The-Money Amount of the Company Option immediately before such adjustment. For any Company Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such adjustment will comply with Treasury Regulation Section 1.424(1)(a). For any Company Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment will be implemented in a manner intended comply with Section 409A of the Code;

(ii)

each Company DSU outstanding immediately prior to the Effective Time shall be deemed to be unconditionally redeemed by the holder thereof and such Company DSU, without any further action by or on behalf of the holder thereof, shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of DSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company DSU shall immediately be cancelled and terminated;

(iii)

each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested shall be deemed to be unconditionally vested and such Company RSU, without any further action by or on behalf of the holder thereof, shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of RSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company RSU shall immediately be cancelled and terminated;

(iv)

the terms of each Zenabis Replacement Option outstanding immediately prior to the Effective Time shall be adjusted so that, upon exercise of such Zenabis Replacement Option, the holder shall, upon payment of the exercise price under such Zenabis Replacement Option, be entitled to receive, in substitution for the number of Company Shares subject to such Zenabis Replacement Option, that number of Purchaser Shares equal to the product obtained when the number of Company Shares subject to such Zenabis Replacement Option immediately prior to the Effective Time is multiplied by the Exchange Ratio (rounded down to the next whole number of Purchaser Shares). For greater certainty, the exercise price per Purchaser Share under such Zenabis Replacement Option immediately following the adjustment pursuant to this Section 3.1(d)(iv) shall equal the exercise price per Company Share under such Zenabis Replacement Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. The Zenabis Replacement Options shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(d)(iv), shall continue to be governed by the Zenabis Incentive Plan on the same terms and conditions as were applicable to such Zenabis Replacement Options immediately prior to the Effective Time. Notwithstanding the foregoing, if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act, the exercise price of a Zenabis Replacement Option adjusted in accordance with the foregoing shall be increased such that the In-The-Money Amount of the Zenabis Replacement Option immediately after such adjustment does not exceed the In-The-Money Amount of the Zenabis Replacement Option immediately before such adjustment. For any Zenabis Replacement Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such adjustment will comply with Treasury Regulation Section 1.424(1)(a). For any Zenabis Replacement Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment will be implemented in a manner intended comply with Section 409A of the Code; and

(e)

no person shall have any rights, liabilities or other obligations in respect of the share capital of the Company other than the Purchaser and each holder of Company Shares, Company Options, Company RSUs, Company DSUs, Company Warrants and Zenabis Replacement Options outstanding immediately prior to the Effective Time, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required for the completion of such step.

ARTICLE 4

DISSENT RIGHTS

Section 4.1 Rights of Dissent

(a)

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by this Article 4 and the Interim Order; provided, however, that, notwithstanding Section 185(6) of the OBCA, the written objection to the Arrangement Resolution in the manner contemplated by Subsection 185(6) of the OBCA, must be received by the Company by no later than 4:00 p.m. (Toronto time) at least two Business Days prior to the Meeting. Company Shareholders who duly exercise such rights of dissent and who:

(i)

are ultimately determined to be entitled to be paid by the Company, the fair value for Company Shares in respect of which they have exercised Dissent Rights (A) will be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)(i)) and (B) will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(b)(i) in consideration of such fair value, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration, including any consideration that they would have been entitled to receive under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Company, the fair value for Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(c)(i) and be entitled to receive only the consideration set forth in Section 3.1(c)(i) that such holder would have received if such holder had not exercised Dissent Rights, but in no case will the Company or the Purchaser or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the steps set forth in Section 1.1(1)(a)(i), and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as and from the Effective Time and that such Company Shares have been cancelled. For greater certainty, and in addition to any other restriction under Section 185 of the OBCA, a Company Shareholder who has voted, or instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to the Arrangement.

(b)

For greater certainty in accordance with the OBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Options, (ii) holders of Company RSUs, (iii) holders of Company DSUs, (iv) holders of Company Warrants, (v) holders of Zenabis Replacement Options, and (vi) holders of Company Shares who vote in favour of the Arrangement Resolution.

ARTICLE 5

COMPANY WARRANTS

Section 5.1 Company Warrants

(a)

Each holder of a Company Warrant, to the extent such Company Warrant has not expired by the Effective Time and the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, in accordance with the terms of such Company Warrant, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants.

(b)	Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the applicable warrant indenture or applicable warrant certificate.

Section 5.2 Idem

(a)	This Article 5 is subject to adjustment in accordance with the terms of the applicable warrant indentures and warrant certificates.

ARTICLE 6

DELIVERY OF PURCHASER SHARES

Section 6.1 Delivery of Purchaser Shares

(a)

Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more Company Shares that such Company Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder shall be entitled to receive the Consideration in accordance with (c) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Purchaser Shares that such holder is entitled to receive in accordance with (c) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by (a) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate, if any, is entitled to receive in accordance with (c) hereof.

(c)

For greater certainty, none of the Company Securityholders shall be entitled to receive any consideration with respect to such Company securities other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 6.2 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to (c) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 6.5) in accordance with (a). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Purchaser Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Purchaser Share.

Section 6.3 Fractional Shares

In no event shall any holder of Company Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a holder of Company Shares as consideration under this Plan of Arrangement would result in a fraction of a Company Share being issuable, the number of Purchaser Shares to be received by such holder shall be rounded down to the nearest whole Purchaser Share without any additional compensation.

Section 6.4 Adjustment to Share Consideration

THE NUMBER OF PURCHASER SHARES FORMING THE CONSIDERATION, IF ANY, THAT A COMPANY SHAREHOLDER IS ENTITLED TO RECEIVE PURSUANT TO (C) SHALL BE ADJUSTED TO REFLECT FULLY THE EFFECT OF ANY STOCK SPLIT, REVERSE SPLIT OR STOCK DIVIDEND (INCLUDING ANY DIVIDEND OR DISTRIBUTION OF SECURITIES CONVERTIBLE INTO PURCHASER SHARES), CONSOLIDATION, REORGANIZATION, RECAPITALIZATION OR OTHER LIKE CHANGE WITH RESPECT TO PURCHASER SHARES OCCURRING AFTER THE DATE OF THE ARRANGEMENT AGREEMENT AND PRIOR TO THE EFFECTIVE TIME.

Section 6.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the Purchaser Shares required to be issued to the Company Shareholders in accordance with the provisions of Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of Article 6.

Section 6.6 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by the Purchaser pursuant to (c) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the Purchaser Shares such former holder is entitled to receive in respect of such Company Shares pursuant to (c) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 6.2 and less, in each case, any amounts withheld pursuant to Section 6.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares will, as a condition precedent to the delivery of Purchaser Shares, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Company, the Purchaser and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.7 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Company Shares that were acquired by the Purchaser pursuant to (c) which is not deposited with the Depositary in accordance with the provisions of (a) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, the Purchaser or the Depositary or any other person. On such date, the Consideration such former holder of Purchaser Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 6.2, shall be deemed to have been surrendered for no consideration to the Purchaser. Neither the Company nor the Purchaser will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 6.8 Withholding Rights

The Company, the Purchaser or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, the Purchaser or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Purchaser or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

Section 6.9 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued by the Purchaser to Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 7

AMENDMENTS

Section 7.1 Amendments to Plan of Arrangement

(a)

The Company and the Purchaser reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 7.1(a) may be proposed by the Company at any time prior to the Meeting (provided that the Purchaser shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of the Company and the Purchaser provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and the Purchaser or any former Company Securityholder.

ARTICLE 8

TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time upon the termination of the Arrangement Agreement pursuant to Section 7.2 thereof and in such event, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 9

FURTHER ASSURANCES

Section 9.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 9.2 Paramountcy

From and after the Effective Time:

(d)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Effective Time;

(e)	the rights and obligations of the holders of the securities of the Company and any trustee and transfer agent and registrar therefor, shall be solely as provided for in this Plan of Arrangement; and

(f)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX “C”

FORMAL VALUATION AND FAIRNESS OPINION

See attached.

C-1

April 9, 2023

HEXO Corp.

120 Chemin de la Rive

Gatineau, Quebec

J8M 1V2

To the Special Committee of the Board of Directors of HECO Corp.

Haywood Securities Inc. understands that HEXO Corp. (the “Company” or “HEXO”) proposes to enter into an arrangement agreement (the “Arrangement Agreement”) with Tilray Brands Inc. (the “Purchaser” or “Tilray” and, together with HEXO, the “Parties”). Pursuant to, and subject to the terms and conditions of the Arrangement Agreement, the Parties propose to complete an arrangement under Section 182 of the Business Corporations Act (Ontario) whereby Tilray will acquire all of the issued and outstanding common shares of HEXO (the “HEXO Shares”) through the issuance of shares of Tilray common stock (“Tilray Shares”) (the “Transaction”), on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) and subject to any required regulatory approvals, at an exchange ratio of 0.4352 Tilray Share per HEXO Share. All references to $ or dollars in this document refer to Canadian dollars, unless specified otherwise.

Haywood also understands that completion of the Transaction will be subject to, among others: (i) the approval of at least 66 2⁄3% of votes cast by the shareholders of HEXO (the “HEXO Shareholders”) at a special meeting of HEXO Shareholders (the “Special Meeting”); (ii) the approval of a simple majority of the votes cast by HEXO Shareholders at such meeting, excluding certain related or interested parties; (iii) certain regulatory approvals; (iv) court approval; and (v) the satisfaction or waiver of other conditions precedent under the Arrangement Agreement.

The above description is summary in nature. The specific terms and conditions of, and other matters relating to, the Arrangement Agreement will be more fully described in HEXO’s management information circular (the “Circular”), which will be mailed to HEXO Shareholders in connection with the Arrangement.

Haywood understands that the directors and certain senior officers of HEXO have entered into voting support agreements (each, a “HEXO Voting Support Agreement”) pursuant to which, among other things, each such director and senior officer will vote their HEXO Shares in favour of the Transaction.

Haywood also understands that the Board of Directors of HEXO (the “Board”) has established a special committee of independent directors (the “Special Committee”) to consider the Arrangement and make recommendations to the Board. The Special Committee has retained Haywood to prepare and deliver a formal valuation (the “Valuation”) of the HEXO Shares in accordance with the provisions of Multilateral

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Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and prepare an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the HEXO Shareholders pursuant to the Arrangement. The effective date of this Valuation and Fairness Opinion is April 9, 2023.

This Valuation and this Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the New Self-Regulatory Organization of Canada (the “New SRO”), but the New SRO has not been involved in the preparation or review of this Valuation or this Fairness Opinion.

Engagement of Haywood

Haywood was first contacted by the Special Committee regarding a potential Transaction on March 10, 2023. The Special Committee engaged Haywood pursuant to an engagement letter dated March 15, 2023 (the “Engagement Letter”).

The terms of the Engagement Letter provide that Haywood would receive a fixed fee for its services, including for the preparation and delivery of the Valuation and Fairness Opinion. The fee payable to Haywood pursuant to the Engagement Letter is neither contingent upon the conclusions reached by Haywood in the Fairness Opinion or the Valuation, nor on the completion of the Arrangement, and it is not financially material to Haywood. In addition, Haywood is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Credentials of Haywood

Haywood is an independent Canadian investment banking firm that offers an integrated platform of equity research, institutional sales and trading, corporate finance, mergers and acquisitions, and private client services. As part of Haywood’s investment banking activities, it is regularly engaged in providing fairness opinions, valuations of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in underwriting and secondary trading of securities in connection with a variety of transactions across a variety of sectors, including metals and mining, energy, cannabis, technology and special situations.

The Valuation and the Fairness Opinion represent the opinion of Haywood, and were subject to internal oversight and review before they were issued.

Independence of Haywood

Neither Haywood nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of HEXO, Tilray or any of their respective associated or affiliated entities (each, an “Interested Party” and, collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Transaction other than to the Special Committee pursuant to the Engagement Letter; (iii) is a manager or co-manager of a soliciting dealer group for the Transaction (or a member of the soliciting dealer group for the Transaction providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (iv) has a material financial interest in the completion of the Transaction.

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Except for the provision of the Formal Valuation and Fairness Opinion pursuant to the Engagement Letter, Haywood and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of HEXO, Tilray or any other Interested Party, and have not had a material financial interest in any transaction involving HEXO, Tilray or any other Interested Party during the 24 months preceding the date on which Haywood was first contacted with respect to the Transaction.

The fees payable to Haywood pursuant to the Engagement Letter, do not give Haywood any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion. There are no understandings or agreements between Haywood and HEXO, Tilray or any other Interested Party with respect to future financial advisory or investment banking business. Haywood may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for HEXO, Tilray or any other Interested Party.

Haywood and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, Haywood conducts research on securities and provides research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, HEXO, Tilray or any other Interested Party.

Scope of Review

In connection with rendering this Valuation and this Fairness Opinion, Haywood reviewed, considered and, relied upon (subject to the exercise of its professional judgement, without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:

1.	The Arrangement Agreement and a Waiver and Amendment of Certain Covenants under the Amended and Restated Senior Secured Convertible Note due 2026 from Tilray;

2.

Discussions with HEXO management and the Special Committee with respect to various risks, opportunities, previous strategic alternatives with respect to the business, macroeconomic trends, and other issues and matters considered relevant and appropriate by Haywood for purposes of preparing the Valuation and the Fairness Opinion;

3.

Discussions with Tilray management with respect to various risks, opportunities, macroeconomic trends, and other issues and matters considered relevant and appropriate by Haywood for purposes of preparing the Valuation and the Fairness Opinion;

4.	A virtual site tour of the Masson and Fenwick facilities completed on March 21, 2023;

5.

Certain other publicly available information relating to the business, operations, financial condition, and trading statistics of HEXO and Tilray, as well as other selected public companies that Haywood, in the exercise of its professional judgement, considered relevant and appropriate for purposes of preparing the Valuation and Fairness Opinion;

6.

Selected reports published by equity research analyst and industry sources that Haywood, in the exercise of its professional judgement, considered relevant and appropriate for purposes of preparing the Valuation and Fairness Opinion;

7.

Public information with respect to selected precedent transactions that Haywood, in the exercise of its professional judgement, considered relevant and appropriate for purposes of preparing the Valuation and Fairness Opinion;

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8.

Other financial studies, analyses, investigations, publicly available data, and such other factors that Haywood, in the exercise of its professional judgement, considered relevant and appropriate for purposes of preparing the Valuation and Fairness Opinion;

9.	Representations contained in a certificate dated April 9, 2023 obtained by Haywood from certain of HEXO’s senior officers;

10.	Press releases, material change reports, and other regulatory filings made by HEXO and Tilray during the past two years;

11.	Certain operating and financial models prepared by HEXO’s management regarding its business;

12.

Select internal financial statements and other business and financial information for HEXO, including the Company’s inventory reports, property plant and equipment reports, profit and loss statements for the three and six months ended October 31, 2022 and January 31, 2023, and detailed sales information;

13.

Certain publicly available information concerning HEXO, including its audited annual financial statements, annual management’s discussion and analysis and annual information forms for each of the years ended July 31, 2022 and July 31, 2021, and unaudited interim financial statements and management discussion and analysis for the three and six months ended October 31, 2022 and January 31, 2023;

14.

Certain publicly available information concerning Tilray, including its audited annual financial statements, annual management’s discussion and analysis and annual information forms for each of the years ended May 31, 2022 and May 31, 2021, and unaudited interim financial statements and management’s discussion and analysis for the three and six months ended August 31, 2022 and November 30, 2022;

15.	Data regarding comparable companies and precedent transactions for companies operating in the cannabis sector that Haywood considered relevant;

16.	Notices of meetings and management information circulars for various meetings of shareholders of HEXO dated July 14, 2021, December 14, 2022, and the supplement dated January 12, 2023;

17.	Notices of meetings and proxy statements for the annual meetings of stockholders of Tilray dated September 22, 2022 and September 24, 2021;

18.	The annual report for Tilray for the fiscal year ended May 31, 2022;

19.	Certain publicly available prospectus filings by HEXO and Tilray for the past 12 months;

20.	Certain publicly available information relating to the originally issued senior secured convertible note initially due 2023 payable to HT Investments MA LLC;

21.	Certain documents provided by HEXO management regarding current and potential liabilities of HEXO;

22.	The equity purchase agreement and amendments between HEXO, 2692106 Ontario Inc, and KAOS Capital Ltd;

23.	The equity distribution agreement between HEXO and Canaccord dated May 2, 2022;

24.	The amended and restated credit agreement between Tilray and Aphria dated November 28, 2022;

25.

Certain public disclosures relating to the acquisition of Redecan by HEXO, including the share purchase agreement dated May 28, 2021, the amended material change report dated July 14, 2021, and the business acquisition report dated September 24, 2021;

26.	Investor Rights Agreement between HEXO, 283164 Ontario Inc. and 2831367 Ontario Inc. dated August 31, 2021;

27.	The amending agreement with Valens to extend the term of the supply agreement dated November 3, 2021;

28.	The supply and service agreement between HEXO and Motif Labs Ltd. dated March 2, 2021;

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29.	The supply agreement and the amendment to the supply agreement between HEXO and Jupiter Research LLC. dated February 19, 2020;

30.	The supply agreement between HEXO and Entourage Brands Corp. dated November 15, 2022;

31.	The processing services agreement between HEXO and Cannapiece Corp. dated September 7, 2021;

32.	Certain trademark license agreement between HEXO and Tyson 2.0 Canada Corporation dated August 1, 2022;

33.	The transaction agreement between HEXO, Tilray, and HT Investments MA LLC dated April 11, 2022;

34.	The amending agreement to the transaction agreement between HEXO, Tilray, and HT Investments MA LLC dated June 14, 2022;

35.	The assignment and assumption agreement between HEXO, Tilray and HT Investments MA LLC dated April 11, 2022;

36.	The amended and restated assignment and assumption agreement between HEXO, Tilray and HT Investments MA LLC dated June 14, 2022;

37.	The equipment lease agreement between HEXO and Tilray dated July 12, 2022;

38.	The procurement services agreement between HEXO and Tilray dated July 12, 2022;

39.	The quality agreement between HEXO and Tilray dated July 12, 2022;

40.	The co-manufacturing agreement between HEXO and Tilray dated July 12, 2022;

41.	The equipment transfer agreement between HEXO and Tilray dated May 10, 2022;

42.	The advisory services agreement between HEXO and Aphria dated July 12, 2022;

Haywood has not, to the best of its knowledge, been denied access by HEXO to any information requested by Haywood.

Prior Valuations

The Company has represented to Haywood that, to the best of its knowledge, there have been no prior valuations (as defined in MI 61-101) of the Company or any of its material assets or subsidiaries prepared within the past 24 months.

Assumptions and Liabilities

With the approval of the Special Committee, and as provided for in the Engagement Letter, Haywood has relied upon (except as otherwise disclosed herein), and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates, associates or advisors, or otherwise obtained by Haywood pursuant to its engagement (collectively, the “Information”), and the conclusions reached in the Valuation and the Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of such Information; provided that any Information that constitutes forecasts, projections, estimates, budgets and other future-oriented financial information (“Forward-Looking Information”) was prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. Without limiting the generality of the foregoing, Haywood’s descriptions in the Valuation and the Fairness Opinion of the Company and its respective assets, businesses and operations are derived from the Information that we have obtained from the Company or its affiliates, associates or advisors or from publicly available sources. Subject to the exercise of professional judgement and except as expressly described herein, Haywood has not been requested to, or attempted to, independently verify the accuracy, completeness or fairness of the presentation of any such Information. Haywood has not met

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with the independent auditors of the Company in connection with preparing the Valuation or the Fairness Opinion and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements and the reports of the auditors thereon, as well as the unaudited interim financial statements of the Company.

In addition, Haywood has not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Tilray. Haywood expresses no opinion as to the results of any future updated economic studies or other third-party analyses that may be released prior to or following completion of the Transaction, or the market reaction to such results. The technical due diligence investigations conducted by Haywood were limited in scope and relied heavily on the experience of management of the Company.

With respect to the historical financial data and Forward-Looking Information provided to us concerning HEXO and its business and relied upon in Haywood’s financial analyses, Haywood has assumed that they have been reasonably prepared on the basis reflecting the most reasonable assumptions, estimates and judgements of management of the Company in regard to the Company’s business, plans, taxation levels, financial condition and prospects.

HEXO’s Chief Executive Officer and Chief Financial Officer represented to Haywood in a certificate delivered as at April 9, 2023, among other things, that to the best of their knowledge, information and belief of such officers, after due enquiry (i) the Information, data and other material (financial or otherwise), other than Forward-Looking Information, provided to us by or on behalf of the Company, including written information and information provided orally in discussions concerning the Company, including the materials referred to above under the heading “Scope of Review” were true, accurate and complete as at the date the Information was provided to us and did not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not omit to state a material fact in respect of the Company, its subsidiaries, the assets of the Company, or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the date on which the Information was provided to Haywood, except as disclosed publicly or to Haywood, there has been no material change, financial or otherwise, in the financial condition, assets or liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material adverse impact on the conclusions provided in the Valuation or the Fairness Opinion.

The Valuation and the Fairness Opinion have been rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its respective subsidiaries, as they are reflected in the Information and as they have been represented to Haywood in discussions with the management and employees of the Company and its advisors. In Haywood’s analysis and in connection with the preparation of the Valuation and the Fairness Opinion, Haywood has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of either Party involved in the Transaction. Although Haywood believes the assumptions used in its analyses and in preparing the Valuation and the Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may prove to be incorrect.

The Valuation and the Fairness Opinion have been provided for the exclusive use of the Special Committee and the Board and, other than as permitted by the Engagement Letter, may not be used by any other person or relied upon by any other person other than the Special Committee or the Board, or used for any

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other purpose, without the express prior written consent of Haywood in each specific instance. The Valuation and the Fairness Opinion are not intended to be, and do not constitute, a recommendation to the Board as to whether it should approve the Transaction, nor as a recommendation to any HEXO Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Transaction.

Haywood is not a legal, tax or accounting expert and Haywood expresses no opinion concerning any legal, tax or accounting matters concerning the Transaction.

Haywood has prepared the Valuation pursuant to MI 61-101 as required in order for the Company to satisfy its obligations under applicable securities laws. Haywood believes that its analyses in respect of the Valuation and the Fairness Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the Valuation or the Fairness Opinion. The preparation of a valuation and opinion as to fairness is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to an undue emphasis on any particular factor or analysis.

The Valuation and the Fairness Opinion and the conclusions therein are given as of the date hereof and Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or the Fairness Opinion which may come or be brought to Haywood’s attention after the date hereof, except as required by us in accordance with MI 61-101. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or the Fairness Opinion after the date hereof, Haywood reserves the right to change or modify the Valuation and the Fairness Opinion in accordance with the terms of the Engagement Letter.

OVERVIEW OF HEXO

HEXO is a publicly listed, consumer-packaged goods (“CPG”) cannabis company. The Company is primarily focused on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company’s primary addressable markets are the Canadian adult-use and medical markets. HEXO is listed on the Nasdaq Stock Exchange and the Toronto Stock Exchange under the symbol “HEXO” and is headquartered in Gatineau, Quebec.

The Company’s asset portfolio primarily consists of two indoor growing facilities, “Masson” and “Fenwick”, and one outdoor facility, Cayuga. The two indoor cultivation facilities have a collective 1.7M sq. ft. of cultivation space.

Contingent Liabilities

HEXO has several contingent liabilities associated with various legal proceedings. For the purposes of this Valuation, Haywood has applied a consideration to the total estimated value of HEXO’s contingent liabilities of $12.9 million based on discussions with HEXO management. The particulars of these contingent liabilities and Haywood’s assessment of these liabilities has been made known to the Special Committee.

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Tilray Senior Secured Convertible Note and Distinctive Material Value

On July 12, 2022, HEXO amended and restated the outstanding senior secured convertible note, which was immediately thereafter assigned to Tilray, pursuant to the terms of an amended and restated assignment and assumptions agreement dated June 14, 2022 (the “Secured Debt”). According to Hexo management, as of the date herein, the outstanding principal balance of the Secured Debt was US$173.7 million. Given the nature and amount of the Secured Debt, and based on discussions with HEXO management, Haywood understands that there were no viable alternative parties, other than Tilray, who were willing to pursue a transaction with HEXO. Accordingly, Haywood has determined that the distinctive material value of HEXO accrued to Tilray as a result of the Secured Debt is reflected in the valuation analysis below.

VALUATION ANALYSIS OF HEXO COMMON SHARES

Definition of Fair Market Value

Subject to certain limited exceptions, MI 61-101 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

Approach to Value and Key Factors Considered

The Valuation is based upon techniques and assumptions that Haywood considers appropriate in the circumstances, in the exercise of its professional judgment, for the purposes of arriving at a range of fair market value (the “Fair Market Value”) of the HEXO Shares. The Fair Market Value of the HEXO Shares was analyzed on a going concern basis and was expressed as a total amount.

In determining the Fair Market Value of the HEXO Shares, Haywood considered the following primary valuation methodologies, given the specific circumstances with respect to HEXO’s assets and balance sheet as further described herein:

(i)	Discounted cash flow analysis (the “DCF Analysis”);

(ii)	Comparable company analysis; and

(iii)	Precedent transaction analysis

(1)

Haywood has not considered historic trading of HEXO Shares as a primary valuation methodology. Given the immediate risk of HEXO being in breach of its financial covenants associated with the Secured Debt, Haywood believes the trading history of HEXO Shares is not reflective of Fair Market Value.

(i)	DCF Analysis

Haywood applied the DCF Analysis to HEXO to arrive at its conclusion regarding the Fair Market Value of HEXO Shares. In this approach, Haywood discounted to a present value the projected unlevered free cash flows expected to be generated by HEXO, utilizing an appropriate weighted average cost of capital (“WACC”) as the discount rate. The present value of the terminal value, representing the value of the unlevered free cashflows beyond the forecasted period, is added to arrive at the total aggregate value. In Haywood’s calculation of equity value, Haywood applied consideration for certain contingent liabilities and the salvage value of HEXO’s facilities. Outstanding debt and the applied value of contingent liabilities are subtracted, and outstanding cash and the salvage value of Masson and Fenwick are added to arrive at an equity value. The DCF Analysis requires that certain key assumptions be made regarding, among other

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things, future unlevered free cash flows, discount rates, terminal values, contingent liabilities, and salvage values of Masson and Fenwick. The DCF Analysis approach considers the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by HEXO. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

Key Assumptions

As a basis for the development of projected future unlevered cash flows for HEXO, Haywood reviewed historical market data, historical financial statements, quarterly management updates and other information provided by HEXO management and engaged in discussions with HEXO management. Haywood developed its own three-year forecast covering the periods between August 1, 2023, and July 31, 2025, for the purpose of the DCF Analysis, formed independently with the benefit of understanding the assumptions behind the HEXO management guidance, as well as other information provided by, and in discussions with, HEXO management. The major assumptions for the DCF Analysis are outlined below.

Net Retail Revenue Per Gram Equivalent: Based on discussions with HEXO management and historical sale prices, Haywood assumed a net revenue per gram equivalent for the retail segment of $1.53.

Wholesale Revenue Per Gram Equivalent: Based on discussions with HEXO management and historical sale prices, Haywood assumed a revenue per gram equivalent for the wholesale segment of $0.89.

Net Medical Revenue Per Gram Equivalent: Based on discussions with HEXO management and historical prices, Haywood assumed a net revenue per gram equivalent for the medical segment of $2.51.

Cost Per Gram: Based on discussions with HEXO management, reviewing quarterly updates and a virtual site tour for both Masson and Fenwick, Haywood forecasted a cost per gram equivalents of the retail segment of $0.86, the wholesale segment of $0.29, and the medical segment of $0.51.

Retail Sales Growth: Based on discussions with HEXO management and an analysis of average historical retail sales growth rates of the top 10 Canadian LP’s by market share based on historical market data, Haywood forecasted a quarterly retail sales growth rate for HEXO of 4.6%.

SG&A: Based on discussions with HEXO management, reviewing quarterly updates and historical financial statements, Haywood assumed in the DCF Analysis that the sales, general, and administrative costs would remain flat, in-line with the last two previous quarters.

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The following tables summarize the financial projections used in the analysis of HEXO:

($ Millions)

Free Cash Flow Forecast

Year	FY 2023E	FY 2024E	FY 2025E
Retail	$104.0	$120.8	$144.8
Medical	$1.2	$0.5	$2.6
Wholesale	$9.2	$11.0	$11.9
International	$0.9	$0.0	$0.0
Adult-Use Beverage	$1.6	$0.0	$0.0

Net Revenue	$116.9	$132.2	$159.3
% growth	n/a	13%	20%
Gross Profit	$60.5	$73.2	$94.9
% margin	52%	55%	60%
EBITDA	($4.7)	$4.0	$16.8
% margin	n/a	3%	11%
FCFE	($5.1)	$3.6	$16.4

Discount Rates

Projected unlevered free cash flows derived from the forecast were discounted based on an estimated WACC for HEXO. The WACC was calculated using a cost of equity and an after-tax cost of debt, weighted on the basis of an assumed target capital structure. The capital structure was based on a review of the current capital structure of the Company. The cost of debt of 5.0% was calculated based on the interest rate of the Secured Debt. Haywood used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the risk of equity relative to the market (“beta”) and a market equity risk premium. Haywood considered target debt to equity ratio of the peer group for HEXO in its calculation.

Weighted Average Cost of Capital

Haywood used a WACC of 13.78% for HEXO, utilizing the following calculation:

Weighted Average Cost of Capital
Cost of Equity:
Risk-free Rate(1)	2.84%
Beta(2)	2.618
Market Risk Premium(3)	5.94%
After-tax Cost of Equity	18.39%
Cost of Debt(4)	5.00%

WACC:
Target Capitalization (Debt to Equity)(5)	34.45%
WACC	13.78%

(1)	Based on the yield of the Bank of Canada 10-year bond as of April 5, 2023.
(2)	Based on the implied beta of HEXO per Bloomberg as of April 5, 2023.
(3)	Long-term expected equity risk-premium as per Aswath Damodaran, NYU Stern School of Business.
(4)	Based on the interest rate of the Secured Debt.
(5)	Target debt/capitalization based on review of comparable companies.

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Asset Salvage Value

Haywood considered a number of representative precedent asset transactions for similar Cannabis assets and facilities in Canada based on publicly available information. Haywood compared the historic cost of these assets against the sales price to derive an implied discount and applied this to the historic costs of Masson and Fenwick. Haywood has assumed full value for land, and applied the discount to buildings, equipment, and inventories related to Masson and Fenwick using precedent transactions to arrive at an aggregate salvage value for the facilities.

($ Millions)

Precedent Asset Transactions

Date	Company	Asset	Total Cost	Sale Price	Discount
1/4/2023	Aurora Cannabis Inc.(1)	Polaris	$50	$15	89%
6/10/2021	The Green Organic Dutchman Ltd.(2)	Valleyfield	$239	$27	70%
9/4/2020	Canopy Growth Corp.(3)	Aldergrove & Delta	$375	$41	67%
1/6/2020	Aurora Cannabis Inc.(4)	Exeter	$26	$9	89%
Implied Discount					79%

(1)	Aurora press release dated January 4, 2023
(2)	The Green Organic Dutchman press release dated June 10, 2021
(3)	Canopy Growth Condensed Interim Consolidated Financials for the period ended December 31, 2020
(4)	Aurora Consolidated Financial Statements for the fiscal years ended June 30, 2020 and 2019

Following such review, Haywood utilized the 79% average implied discount and applied it to HEXO’s Masson and Fenwick facilities:

HEXO Facility Salvage Value

Assets	Cost $M		Discount Factor	Total Salvage Value
	Fenwick[1]	Masson	%	$M
Land	$7	$1	100%	$8.5
Inventory[2]	$10	$20	79%	$6.5
Equipment[3]	$81	$19	79%	$21.4
Buildings	$54	$166	79%	$46.9
Implied Salvage Value of Assets				$83.3

(1)	Includes Cayuga, per asset continuity report provided by management
(2)	Based on Inventory valuation report January 31, 2023, provided by management
(3)	Includes production, cultivation and general equipment per asset continuity report provided by management

Terminal Value

The terminal value for the DCF analysis of HEXO was selected based on (i) Haywood’s analysis of comparable companies; (ii) an assessment of the risk and growth prospects for HEXO beyond the terminal year; and (iii) risk and uncertainty surrounding the long-term outlook for the Canadian cannabis industry beyond the terminal year. Following such review, Haywood selected an exit multiple of sales range of 0.8x to 1.1x based on the 25th and 75th percentile of HEXO’s peer group.

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Summary of the DCF Analysis

The following table summarizes the results of the DCF Analysis, assuming a discount rate of 13.8% and a terminal sales multiple range of 0.8x to 1.1x.

($ Millions)

Implied HEXO Share Valuation Based on DCF Analysis

	Implied Value
	Low	High
Implied Enterprise Value of HEXO	$78.0	$104.0
(+) Net cash	($202.7)	($202.7)
(+) Salvage value of assets	$83.3	$83.3
(-) Contingent liabilities	$12.9	$12.9

Implied Value of HEXO Shares	Nil	Nil

(ii)	Comparable Company Analysis

Haywood reviewed selected public companies in the Canadian cannabis industry and applied the relevant trading multiple ranges of the comparable companies to HEXO’s metrics to arrive at a Fair Market Value range for HEXO Shares.

Haywood considered enterprise value to revenue (“EV/Sales”) as the primary valuation multiple when applying the comparable trading analysis to HEXO.

For the purposes of its analysis, Haywood determined that the peer group set forth below was the most comparable to HEXO but noted that each company was unique in terms of size, market position, business risks and opportunities for growth and profitability. The primary criterion used in analyzing the comparable companies was enterprise value as a multiple of revenue in 2023E based on consensus equity research analyst forecasts.

Comparable Companies

Enterprise Value /
Company	Ticker	2023E Sales	2024E Sales	2025E Sales	2024E EBITDA	2025E EBITDA
Organigram Holdings Inc.	TSX:OGI	1.1x	0.9x	0.8x	7.3x	3.9x
Decibel Cannabis Company Inc.	TSXV:DB	0.9x	0.8x	0.6x	3.4x	2.3x
BZAM Ltd.	CNSX:BZAM	1.0x	0.8x	n/a	n/a	n/a
Rubicon Organics Inc.	TSXV:ROMJ	0.7x	0.7x	n/a	3.7x	n/a

Following such review, Haywood selected a multiple of sales range of 0.8x to 1.1x based on the 25th and 75th percentile of the peer group.

Summary of Comparable Company Analysis

The following table summarizes the results of the Comparable Company Analysis using multiples of 0.8x to 1.1x. Haywood applied the multiple range to 2023E sales.

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($ Millions)

Implied HEXO Share Valuation Based on Comparable Companies

	Implied Value
	Low	High
Implied Enterprise Value of HEXO	$91.5	$126.7
(+) Net cash	($202.7)	($202.7)
(+) Salvage value of assets	$83.3	$83.3
(-) Contingent liabilities	$12.9	$12.9

Implied Value of HEXO Shares	Nil	Nil

(iii)	Precedent Transactions Analysis

Haywood reviewed selected precedent transactions in the Canadian cannabis industry and applied the relevant transaction multiples of the precedent transactions to HEXO’s metrics to arrive at a Fair Market Value for HEXO Shares.

Haywood considered transaction value to revenue (“TEV/Sales”) as the primary valuation multiple when applying the precedent transaction analysis to HEXO.

For the purposes of its analysis, Haywood determined that the precedent transactions set forth below were the most comparable to HEXO but notes that each of the precedent transactions are reflective of recent market environments, but each of the targets, were at the time of announcement, unique in terms of size, market position, business risks and opportunities for growth and profitability. The primary criterion used in analyzing these transactions was transaction value as a multiple of last twelve month revenue (“LTM Sales”) based on publicly available data.

Precedent Transactions

Announced Date	Acquirer	Target	TEV/LTM Sales[1]
10/19/2022	The Green Organic Dutchman Ltd.	BZAM Ltd.	1.3x
11/14/2022	MediPharm Labs Inc.	VIVO Cannabis	0.4x

(1)	Based on most recent available data prior to the transaction announcement

Summary of Precedent Transaction Analysis

Following such review, Haywood selected a multiple of sales of 0.8x based on the average of the precedent transactions.

($ Millions)

Implied HEXO Share Valuation Based on Precedent Transactions

Implied Value
Implied Enterprise Value of HEXO	$125.3
(+) Net cash	($202.7)
(+) Salvage value of assets	$ 83.3
(-) Contingent liabilities	$ 12.9

Implied Value of HEXO Shares	Nil

C-14

Summary of Analysis of HEXO Shares

In arriving at an implied valuation for HEXO Shares, Haywood placed equal weighting on all methodologies. The following is a summary of the range of values of HEXO Shares based on each of the methodologies considered.

($ Millions)

Valuation Range of HEXO Common Shares

	Weight	Implied Value
		Low	High
DCF Analysis	33%	$80.8	$92.9
Comparable Company Analysis	33%	$91.5	$126.7
Precedent Transaction Analysis	33%	$125.3	$125.3
Implied Enterprise Value of HEXO		$99.2	$114.9
(+) Net cash		($202.7)	($202.7)
(+) Salvage value of assets		$83.3	$83.3
(-) Contingent liabilities		$12.9	$12.9

Implied Equity Value of HEXO Shares		Nil	Nil

Valuation Conclusion

Based upon and subject to the analyses, assumptions, and limitations set out herein, Haywood is of the opinion that, as of the date hereof, the Fair Market Value of HEXO Shares is Nil.

Consideration

The consideration to be received by the HEXO Shareholders is 0.4352 of a Tilray Share in exchange for each HEXO Share that was agreed upon by the Parties based on the volume weighted average price of the Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023 (the “Consideration”), which at the implied purchase price has a total estimated value of $74.7 million.

FAIRNESS OPINION

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by HEXO Shareholders pursuant to the Transaction, pursuant to the Plan of Arrangement, Haywood observes the following:

(i)	Haywood relied upon a comparison of the Consideration and the Fair Market Value range of HEXO Shares as determined in the Valuation.

(ii)

The Consideration offered to HEXO Shareholders pursuant to the Arrangement of approximately $74.7 million is above the value ascribed to HEXO Shares based on the DCF Analysis, comparable companies, and precedent transactions.

(iii)	The implied purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq for the 60-day period ended on April 5, 2023, implies an at-

C-15

the-market offer to HEXO Shareholders based on the close price of US$1.24 per HEXO Common Share on the Nasdaq on April 5, 2023.

(iv)

HEXO management and the Special Committee have indicated that there is no available alternative transaction that would result in the acquisition by a third party of the HEXO Shares that matches the Consideration or was a viable alternative to the offer by Tilray.

(v)	The Arrangement provides HEXO Shareholders with the option of liquidity and certainty of value.

Fairness Opinion Conclusion

Based upon and subject to the foregoing and such other factors as Haywood considered relevant, Haywood is of the opinion that, as of the date hereof, the Consideration to be received by the HEXO Shareholders pursuant to the Arrangement is fair, from a financial point of view.

Yours very truly,

HAYWOOD SECURITIES INC.

C-16

APPENDIX “D”

INTERIM ORDER AND NOTICE OF APPLICATION

See attached.

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Court File No.: CV-23-00698946-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE MADAM	) ) ) )	WEDNESDAY, THE 10TH
JUSTICE STEELE		DAY OF MAY, 2023

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16 AND RULES

14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF a proposed arrangement of HEXO CORP.

involving TILRAY BRANDS, INC.

HEXO CORP.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, HEXO Corp. (HEXO or the Company), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the OBCA), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Amended Notice of Application issued on May 3, 2023 and the affidavit of Robin Godfrey affirmed May 4, 2023 (the Godfrey Affidavit), including the Plan of Arrangement attached as Appendix “B” to the draft management information circular of HEXO (the Information Circular) at Exhibit, A to the Godfrey Affidavit, and on hearing the submissions of counsel for HEXO and counsel for Tilray Brands, Inc. (Tilray), and on being advised that the Director appointed under the OBCA (the Director) does not consider it necessary to appear.

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Definitions

1 THIS COURT ORDERS that all capitalized terms used in this Interim Order shall have the meaning given in the Information Circular unless specifically defined herein.

The Meeting

2 THIS COURT ORDERS that HEXO is permitted to call, hold and conduct a special meeting (the Meeting) of the holders of HEXO common shares (the Company Shareholders) in the capital of HEXO to be held as a virtual meeting, conducted via live webcast, on June 14, 2023 at 10:00 a.m. (Toronto time) in order for the Company Shareholders to consider and, if thought advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the Arrangement Resolution).

3 THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Company Shareholders, which accompanies the Information Circular (the Notice of Meeting) and the articles and by-laws of HEXO, subject to what may be provided hereafter and further order of this court.

4 THIS COURT ORDERS that the record date (the Record Date) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be May 5, 2023.

5 THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	registered Company Shareholders of record as of the close of business on the Record Date or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of HEXO;

(c)	the Director;

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(d)	representatives and advisors of Tilray; and

(e)	other persons who may receive the permission of the Chair of the Meeting.

6 THIS COURT ORDERS that HEXO may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7 THIS COURT ORDERS that the Chair of the Meeting shall be determined by HEXO and that the quorum at the Meeting shall be all of the Company Shareholders or two Company Shareholders, whichever number is lesser, virtually present or represented by proxy, who are entitled to vote at the Meeting either as Company Shareholders or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

8 THIS COURT ORDERS that HEXO is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Company Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, are non-material/would not if disclosed, reasonably be expected to affect a Shareholder’s decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Company Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

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9 THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 12 herein, which would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as HEXO may determine.

Amendments to the Information Circular

10 THIS COURT ORDERS that HEXO is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11 THIS COURT ORDERS that HEXO, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement, and any such adjournment or postponement shall not change the Record Date, and notice of any such adjournment or postponement shall be given by such method as HEXO may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12 THIS COURT ORDERS that, subject to the extent section 262(4) of the OBCA is applicable, in order to effect notice of the Meeting, HEXO shall send or cause to be sent the Information Circular

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(including the Amended Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as HEXO may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the Meeting Materials), to the following:

(a)

the registered Company Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)

by pre-paid ordinary or first class mail at the addresses of the Company Shareholders as they appear on the books and records of HEXO, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of HEXO;

(ii)	by delivery, in person or by recognized courier service to the address specified in (i) above or inter-office mail; or

(iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of HEXO, who consents to such transmission in writing and, if required by HEXO, who is prepared to pay the charges for such transmission;

(b)

non-registered Company Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and

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(c)

the respective directors and auditors of HEXO, and to the Director appointed under the OBCA, by facsimile or electronic transmission or, if the recipient objects to such delivery method, delivery in person, by recognized courier service pre-paid ordinary or first class mail at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13 THIS COURT ORDERS that HEXO is hereby directed to distribute the Information Circular (including the Amended Notice of Application, and this Interim Order), and any other communications or documents determined by HEXO to be necessary or desirable (collectively, the Court Materials) to the holders of Company Options, Company RSUs, Company DSUs, registered holders of Company Warrants and registered holders of Zenabis Replacement Warrants as of the Record Date by any method permitted for notice to Company Shareholders or auditors of HEXO as set forth in, as the case may be, paragraphs 12(a) or 12(b), above, or by email, concurrently with the distribution described in paragraph 12 of this Interim Order (provided that delivery need only be made once notwithstanding that a person may be entitled to Court Materials under more than one paragraph hereof). Unless distributed by inter-office mail, distribution to such persons shall be to their addresses as they appear on the books and records of HEXO or its registrar and transfer agent at the close of business on the Record Date.

14 THIS COURT ORDERS that accidental failure or omission by HEXO to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of HEXO, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought

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to the attention of HEXO, it shall use its best efforts to rectify the same by the method and in the time most reasonably practicable in the circumstances.

15 THIS COURT ORDERS that HEXO is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as HEXO may determine in accordance with the terms of the Arrangement Agreement (Additional Information), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as HEXO may determine.

16 THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17 THIS COURT ORDERS that HEXO is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as HEXO may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. HEXO and Tilray are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. HEXO may waive generally, in its discretion, the time limits

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set out in the Information Circular for the deposit or revocation of proxies by Company Shareholders, if HEXO deems it advisable to do so.

18 THIS COURT ORDERS that a Registered Company Shareholder who gives a proxy may revoke such Shareholder’s proxy in accordance with subsections 110(4) and (4.1) of the OBCA (except as the procedures of that section are varied by this paragraph), at any time prior to use (a) by attending virtually and voting at the Meeting if the Shareholder was a Registered Company Shareholder at the Record Date; (b) by signing a proxy bearing a later date; (c) by signing a written statement which indicates, clearly, that the Shareholder wants to revoke their proxy and delivering the signed written statement to the Company at its address for such purpose, 120 Chemin de la Rive, Gatineau, Québec, J8M 1V2, Attention: Joelle Maurais, General Counsel (with a copy by email to invest@hexo.com), or (d) in any other manner permitted by law, if it is received by 4:00 p.m. (Toronto time) on June 12, 2023, or delivered to the person presiding at the Meeting before it commences.

Voting

19 THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Company Shareholders who hold Company Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20 THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote for each Company Share, and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

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(a)	an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Arrangement Resolution at the Meeting by Company Shareholders virtually present or represented by proxy; and

(b)

a simple majority (more than 50%) of the votes cast by Company Shareholders virtually present or represented by proxy and entitled to vote at the Meeting, other than any other persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101) of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize HEXO to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Company Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21 THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting HEXO, each Company Shareholder is entitled to one vote for each common share held.

Dissent Rights

22 THIS COURT ORDERS that each registered Company Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA, (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement), provided, however, that, notwithstanding subsection 185(6) of the OBCA, any registered Company Shareholder who wishes to dissent must, as conditions precedent thereto, (i) provide written objection to the Arrangement Resolution to HEXO in the manner contemplated

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by subsection 185(6) of the OBCA, which written objection must be received by the Company by no later than 4:00 p.m. (Toronto time) at least two Business Days prior to the Meeting, (ii) shall not have voted in favour of the Arrangement Resolution.

23 THIS COURT ORDERS that, in accordance with subsection 185(4) of the OBCA, HEXO shall be required to offer to pay fair value, such fair value determined as of the close of business on the Business Day prior to approval of the Arrangement Resolution, for Company Shares, and to pay the amount to which such registered Company Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

24 THIS COURT ORDERS that any Company Shareholder who validly exercises such Dissent Rights, as contemplated by the Circular and set out in paragraph 22 above, and who:

(a)

Is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Company Shares shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests of security interests to HEXO for cancellation in consideration for a payment of cash by HEXO equal to such fair value; or

(b)

Is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Company Shares pursuant to the exercise of the Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder.

but in no case will HEXO, Tilray or any other person be required to recognize such Shareholders as holders of Company Shares at or after the date upon which the Arrangement becomes effective

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and the names of such Shareholders shall be deleted from HEXO’s register of Shareholders at that time.

Hearing of Application for Approval of the Arrangement

25 THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, HEXO may apply to this Honourable Court for final approval of the Arrangement.

26 THIS COURT ORDERS that distribution of the Amended Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Amended Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27 THIS COURT ORDERS that any Notice of Appearance served in response to the Amended Notice of Application shall be served on the solicitors for HEXO, with a copy to counsel for Tilray, as soon as reasonably practicable, and, in any event, no less than 2 days before the hearing of this Application at the following addresses:

NORTON ROSE FULBRIGHT CANADA LLP

222 Bay Street, Suite 3000, P.O. Box 53

Toronto, Ontario M5K 1E7 CANADA

Attention: Jennifer Teskey

jennifer.teskey@nortonrosefulbright.com

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

100 King Street West, P.O. Box 367

Toronto, Ontario M5X 1E2

Attention: Russel Drew

russel.drew@dlapiper.com

28 THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

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(i)	HEXO or its counsel;

(ii)	Tilray or its counsel;

(iii)	the Director; and

(iv)	any person who has filed a Notice of Appearance herein in accordance with the Amended Notice of Application, this Interim Order and the Rules of Civil Procedure.

29 THIS COURT ORDERS that any materials to be filed by HEXO in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30 THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Amended Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Service and Notice

31 THIS COURT ORDERS that the Applicants and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to the Company Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

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Precedence

32 THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Company Shares, Company Options, Zenabis Replacement Options, Company RSUs, Company DSUs and Company Warrants, or any instrument creating, governing or collateral to a contingent entitlement in respect of Company Shares, or the articles or by-laws of HEXO, this Interim Order shall govern.

Extra-Territorial Assistance

33 THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

34 THIS COURT ORDERS that HEXO shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16 AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No.: CV-23-00698946-00CL 16

AND IN THE MATTER OF a proposed arrangement of HEXO CORP. involving TILRAY BRANDS, INC.

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto
INTERIM ORDER

NORTON ROSE FULBRIGHT CANADA LLP

222 Bay Street, Suite 3000, P.O. Box 53

Toronto, Ontario M5K 1E7 CANADA

Jennifer Teskey LSO#: 48181I jennifer.teskey@nortonrosefulbright.com

Tel: 416.216.2303

Lauren Rennie LSO#: 82896M lauren.rennie@nortonrosefulbright.com

Tel: 416.216.1947

Fax: 416.216.3930

Lawyers for HEXO Corp.

Electronically filed / Déposé par voie électronique : 09-May-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00698946-00CL

Court File No.: CV-23-00698946-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16 AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF a proposed arrangement of HEXO CORP. involving TILRAY BRANDS, INC.

HEXO CORP.

Applicant

AMENDED NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐	In person

☐	By telephone conference

☒	By video conference

at the following location:

Video conference details to be provided on CaseLines 5 days prior to hearing.

on June 19, 2023 at 11:00 a.m., or as soon thereafter as counsel may be heard, before a judge presiding over the Commercial List at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on

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the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: May 3, 2023	Issued by
Local registrar

	Address of	330 University Avenue
	court office	Toronto, Ontario M5G 1R7

Electronically filed / Déposé par voie électronique : 09-May-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00698946-00CL

TO:	All holders of HEXO Corp. common shares

AND TO:	All optionholders of HEXO Corp. (including all holders of Zenabis replacement stock options)

AND TO:	All registered warrant holders of HEXO Corp. (including registered holders of Zenabis replacement warrants)

AND TO:	All restricted share unitholders of HEXO Corp.

AND TO:	All deferred share unitholders of HEXO Corp.

AND TO:	The Directors of HEXO Corp.

AND TO:	The Auditor of HEXO Corp.

AND TO:	The Director as appointed under the OBCA

AND TO:	Tilray Brands, Inc. 655 Madison Avenue 19th Floor New York, New York 10065 Attention: Mitchell Gendel Email: mitchell.gendel@tilray.com

Copies to:

DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King Street West Toronto, ON M5X 1E2 Attention: Russel Drew Email: russel.drew@dlapiper.com

and

DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 Attention: Christopher Giordano Email: christopher.giordano@dlapiper.com

Electronically filed / Déposé par voie électronique : 09-May-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00698946-00CL

APPLICATION

1	The Applicant, HEXO Corp. (the Company or HEXO), makes an Application for:

(a)	an interim order (the Interim Order) for advice and directions with respect to:

(i)	a special meeting (the Meeting) of holders of common shares (the Company Shareholders) of the Company to consider, among other things, the Arrangement (as defined below); and

(ii)	the approval of the Arrangement by the Company Shareholders;

(b)

an order pursuant to s. 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16 (the OBCA) approving a plan of arrangement (the Arrangement) as contemplated by an arrangement agreement entered into between the Company and Tilray Brands, Inc. (Tilray) dated April 10, 2023 (the Arrangement Agreement), in the form attached to the Notice of Special Meeting, filed on SEDAR and referred to in the Management Information Circular (together, the Circular) to be delivered to the Company Shareholders and others;

(c)	such further orders or directions as are required for the administration of the Arrangement; and

(d)	such other relief as counsel for the Applicant may request and this Honourable Court deems fit.

2	The grounds for the Application are:

(a)	the Company is incorporated pursuant to the OBCA and has business and administrative operations in the Province of Ontario;

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(b)	Tilray is incorporated pursuant to the laws of the State of Delaware;

(c)

pursuant to the Arrangement Agreement, Tilray will, among other things, acquire all of the issued and outstanding common shares of HEXO in exchange for 0.4352 of a share of Tilray common stock per 1 common share of HEXO;

(d)	the Arrangement is an “arrangement” within the meaning of s. 182(1) of the OBCA and is being proposed for a bona fide business purpose;

(e)	the Arrangement is in the best interests of the Company and is put forward in good faith;

(f)	the Arrangement is procedurally and substantively fair and reasonable;

(g)	all statutory requirements under the OBCA have been or will have been satisfied prior to the hearing of the Application;

(h)	the directions set out and the approvals required pursuant to the Interim Order will be followed and obtained by the return date of this Application for final approval;

(i)

in accordance with the Interim Order, as an appendix to the Circular, this Notice of Application will be sent to all of the Company’s shareholders, optionholders, registered warrant holders, restricted share unitholders and deferred share unitholders;

(j)

to the extent any of the Company’s shareholders, optionholders, registered warrant holders, restricted share unitholders and deferred share unitholders are resident outside of Ontario, they will be served at their addresses as they appear on the Company’s books and records pursuant to Rule 17.02(n) of the Rules of Civil

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Procedure, R.R.O., Reg. 194, s. 262 of the OBCA and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(k)

the distribution and/or exchange of certain securities by and of Tilray under the Arrangement to securityholders resident in the United States of America will be made in reliance on the exemption from the requirements to register such securities under Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America, based on this Court’s approval of the Arrangement;

(l)	National Instrument 54-101 – Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators;

(m)	Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of certain of the Canadian Securities Administrators;

(n)	section 182 of the OBCA;

(o)	Rules 1.04, 1.05, 2.03, 3.02, 14.05(2), 14.05(3), 16.04, 16.08, 17.02, 37 and 38 of the Rules of Civil Procedure; and

(p)	such further and other grounds as counsel for the Company may advise and this Honourable Court may permit.

3	The following documentary evidence will be used at the hearing of the application:

(a)	an affidavit of Robin Godfrey, to be sworn, and the exhibits thereto;

(b)

a further or supplementary affidavit on behalf of the Company, to be sworn, reporting as to compliance with the Interim Order and the results of any meeting conducted pursuant to the Interim Order; and

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(c)	such further and other material as counsel for the Company may advise and this Honourable Court may permit.

May 3, 2023	NORTON ROSE FULBRIGHT CANADA LLP
222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 CANADA

Jennifer Teskey LSO#: 48181I jennifer.teskey@nortonrosefulbright.com Tel: 416.216.2303

Lauren Rennie LSO#: 82896M
lauren.rennie@nortonrosefulbright.com
Tel: 416.216.1947

Fax: 416.216.3930

Lawyers for the Applicant

Electronically filed / Déposé par voie électronique : 09-May-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00698946-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16 AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No.: CV-23-00698946-00CL
AND IN THE MATTER OF a proposed arrangement of HEXO CORP. involving TILRAY BRANDS, INC.

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto
NOTICE OF APPLICATION

NORTON ROSE FULBRIGHT CANADA LI

222 Bay Street, Suite 3000, P.O. Box 53

Toronto, Ontario M5K 1E7 CANADA

Jennifer Teskey LSO#: 48181I jennifer.teskey@nortonrosefulbright.com

Tel: 416.216.2303

Lauren Rennie LSO#: 82896M lauren.rennie@nortonrosefulbright.com

Tel: 416.216.1947

Fax: 416.216.3930

Lawyers for the Applicant

APPENDIX “E”

DISSENT PROVISIONS

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181;

(d.1)	be continued under the Co-operative Corporations Act under Section 181.1;

(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under Section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1); 2017, c. 20, Sched. 6, s. 24.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by Section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) a dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s.1 (11).

Same

(14.2) a dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s.185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, C. 27, S. 71 (24).

APPENDIX “F”

INFORMATION CONCERNING TILRAY

The following information concerning Tilray should be read in conjunction with the documents incorporated by reference into this Appendix “F”. The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Cautionary Note Regarding Forward-Looking Statements”.

Cautionary Note Regarding Forward-Looking Statements

The following section of this Circular contains or incorporates by reference forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “may,” “estimate,” “intend” and other similar words. Examples of such statements include: the timing and outcome of the Arrangement, the anticipated benefits of the Arrangement, Tilray’s ability to execute on its current growth strategies, the satisfaction or waiver of the closing conditions set out in the Arrangement Agreement, the implementation and ultimate success of Tilray’s cost saving initiatives, and expectations for economic, business and/or competitive factors. These forward-looking statements are based on the beliefs, assumptions and estimates of Tilray using information available to it at the time they were made and are not intended to be guarantees of future events or performance. Factors that may cause actual results to differ materially from those contemplated by the statements in this Appendix “F” of the Circular can be found in Tilray’s most recent Annual Report on Form 10-K filed with the SEC and in the Quarterly Reports on Form 10-Q that Tilray has filed or will file hereafter under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” The forward-looking statements speak only as of the date of this Circular and undue reliance should not be placed on these statements. Tilray disclaims any intention or obligation to publicly update or revise any forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this Appendix “F”. This Appendix “F” contains statements regarding individual and Tilray performance objectives and targets. These objectives and targets are disclosed in the limited context of Tilray’s compensation plans and programs and should not be understood to be statements of management’s future expectations or estimates of future results or other guidance. Tilray specifically cautions investors not to apply these statements to other contexts.

Overview

Tilray is a leading global cannabis-lifestyle and consumer packaged goods company with operations in Canada, the United States, Europe, Australia, and Latin America that is changing people’s lives for the better—one person at a time—by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body, and soul and invoke a sense of wellbeing. Tilray’s mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. A pioneer in cannabis research, cultivation, and distribution, Tilray’s unprecedented production platform supports over 20 brands in over 20 countries, including comprehensive cannabis offerings, hemp-based foods, and alcoholic beverages.

Tilray was incorporated in the State of Delaware on January 24, 2018. On April 30, 2021, Tilray acquired all of the issued and outstanding common shares of Aphria Inc. via a plan of arrangement. The business combination brought together two highly complementary businesses to create a leading cannabis-focused and consumer packaged goods company with one of the largest global geographic footprints in the industry. With a focus on sustainability, Tilray’s state-of-the-art greenhouses and cultivation operations, processing and distribution facilities make Tilray one of the world’s leading fully-integrated cannabis companies.

Tilray was among the first companies to be permitted to cultivate and sell legal medical cannabis. Today, Tilray supplies high-quality medical cannabis products to tens of thousands of patients in 20 countries spanning five continents through its global subsidiaries, and through agreements with established pharmaceutical distributors.

Tilray is a leader in the recreational adult-use market in Canada where Tilray offers a broad-based portfolio of adult-use brands and products, and continues to expand its portfolio to include new innovative cannabis products and formats. Tilray maintains agreements to supply all Canadian provinces and territories with its adult-use products for sale through their established retail distribution systems. Tilray believes that its differentiated portfolio of brands, which is designed to resonate with consumers in all categories, sets it apart from its competitors and is providing it with the ability to establish a leading position in the adult-use market in Canada. Therefore, Tilray is investing in brand building with its consumers, new product innovation, insights, distribution, trade marketing and cannabis education to drive market share in the Canadian adult-use cannabis industry.

The Tilray Shares are listed on both the Nasdaq and the TSX under the symbol “TLRY”. Tilray’s head office and registered office is located at 265 Talbot St W Leamington, ON N8H 4H3.

Additional information regarding Tilray and its Subsidiaries is included in the documents incorporated by reference into this Circular. See below “Documents Incorporated by Reference and Further Information”.

Description of Tilray Shares

The following summary description of the Tilray Shares is based on the provisions of the Tilray Charter, the Tilray By-laws and the applicable provisions of the DGCL. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Tilray Charter, the Tilray By-laws and the DGCL. For information on how to obtain copies of the Tilray Charter and the Tilray By-laws, see below “Documents Incorporated by Reference and Further Information”.

As of the date hereof, Tilray’s authorized capital stock is divided into:

•	980,000,000 shares of common stock with a par value of $0.0001 per share; and

•	10,000,000 undesignated shares of preferred stock with a par value of $0.0001 per share.

In addition, as of May 1, 2023 there were 4,596,077 Tilray Shares issuable on the exercise of outstanding Tilray Options, 16,497,488 Tilray Shares on the vesting of outstanding Tilray RSUs, 63,969 Tilray Shares issuable upon the exercise of outstanding stock options under the equity-based compensation plan of Privateer Holdings, Inc. and 6,209,000 Tilray Shares are issuable pursuant to the exercise of warrants to purchase Tilray Shares with an exercise price of $5.95.

The rights and restrictions attached to the Tilray Shares are prescribed in the Tilray Charter. The Tilray Charter entitles the Tilray Board, without stockholder approval, to determine the terms of the undesignated shares of preferred stock issued by Tilray.

Common Stock

Voting Rights

Each holder of Tilray Shares is entitled to one vote for each Tilray Share held by such holder.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding Tilray Shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Tilray Board may determine. Tilray does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

Upon Tilray’s liquidation, dissolution or winding-up, the assets legally available for distribution to Tilray stockholders would be distributable rateably among the holders of Tilray Shares and any participating preferred stock outstanding at that time after payment of liquidation preferences on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of Tilray Shares are subject to, and may be adversely affected by, the rights of holders of shares of a series of preferred stock that Tilray may designate and issue in the future.

Rights of Repurchase

Tilray currently has no obligations to repurchase Tilray Shares, except options and restricted stock units.

Preemptive or Similar Rights

Holders of Tilray Shares are not entitled to preemptive rights and Tilray Shares are not subject to redemption.

Preferred Stock

Pursuant to the Tilray Charter, the Tilray Board has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series. The Tilray Board also has the authority to determine or alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, any or all of which may be more beneficial than the rights of the Tilray Shares. The Tilray Board, without stockholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of Tilray Shares. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Tilray without further action by the stockholders, and may have the effect of delaying or preventing changes in management of Tilray. In addition, the issuance of preferred stock may have the effect of decreasing the market price of the Tilray Shares and may adversely affect the voting power of holders of Tilray Shares and reduce the likelihood that Tilray Shares will receive dividend payments and payments upon liquidation.

The Tilray Board will determine the rights, preferences, privileges and restrictions of the preferred stock of each series. This description may include:

•	the title of the series;

•	the number of authorized shares of such series;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	Tilray’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on Tilray’s ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•

whether the preferred stock will be convertible into Tilray Shares or other securities, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•

whether the preferred stock will be exchangeable for debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if Tilray liquidates, dissolves or winds up its affairs;

•

any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if Tilray liquidates, dissolves or winds up its affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

When Tilray issues shares of preferred stock, the shares will be fully paid and non-assessable.

Unless Tilray specifies otherwise, the preferred stock will rank, with respect to dividends and upon Tilray’s liquidation, dissolution or winding up:

•	senior to all classes or series of Tilray’s common stock and to all of Tilray’s equity securities ranking junior to the preferred stock;

•	on a parity with all of Tilray’s equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock;

•	junior to all of Tilray’s equity securities, the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

The DGCL provides that the holders of a class of stock will have the right to vote separately as a class on amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) adversely affect the terms of the shares of such class, provided that amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. This right is in addition to any voting rights that may be provided for a series of preferred stock in the certificate of incorporation or applicable certificate of designation.

The DGCL and Certain Provisions of the Tilray Charter, Tilray By-laws and Statutory Provisions

Tilray is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined by the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder, subject to certain exceptions. For more information see “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular.

Directors Liability and Indemnification

The DGCL also restricts the ability to limit the liability of a director on certain matters. For a description of the restrictions on the ability to limit the liability of a director under the DGCL, see “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular.

Advance Notice Provisions for Tilray Stockholder Nominations and Tilray Stockholder Proposals

For a description of the restrictions on the shareholder notice procedure, see “Comparison of Rights of Company Shareholders and Tilray Stockholders” in Appendix “G” to this Circular.

Certain Effects of Authorized but Unissued Stock

As of May 1, 2023, there were 361,925,346 Tilray Shares authorized but unissued, no Tilray Shares issued but held in treasury, and 10,000,000 shares of preferred stock authorized but unissued, for future issuance without additional shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions. The issuance of Tilray preferred stock could have the effect of delaying or preventing a change in Tilray’s control.

The issuance of Tilray preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Tilray Shares or could adversely affect the rights and powers, including voting rights, of the holders of Tilray Shares. In certain circumstances, such issuance could have the effect of decreasing the market price of the Tilray Shares.

Price Range and Trading Volumes of Tilray Shares

The Tilray Shares are listed and traded on the TSX and the Nasdaq under the symbol “TLRY”. The following table shows the high and low trading prices (in Canadian dollars) and monthly trading volume of the Tilray Shares on the TSX for the 12-month period preceding the date of this Circular:

TSX
Month	High ($)	Low ($)	Volume
April 2023	3.74	3.27	5,964,900
March 2023	3.86	3.15	18,063,100
February 2023	4.78	3.73	19,949,500
January 2023	4.49	3.54	26,834,900
December 2022	6.90	3.44	46,875,500
November 2022	5.90	4.81	40,115,500
October 2022	5.71	3.74	41,667,200
September 2022	4.96	3.60	28,437,700
August 2022	5.84	4.33	48,738,000
July 2022	5.37	3.91	33,031,400
June 2022	5.72	3.91	28,940,300
May 2022	6.93	5.08	29,238,400

The following table shows the high and low trading prices and monthly trading volume of the Tilray Shares on the Nasdaq for the 12-month period preceding the date of this Circular:

Nasdaq
Month	High (US$)	Low (US$)	Volume
April 2023	2.77	2.42	72,505,000
March 2023	2.83	2.28	256,658,100
February 2023	3.59	2.74	276,561,100

Nasdaq
Month	High (US$)	Low (US$)	Volume
January 2023	3.36	2.64	367,189,000
December 2022	5.12	2.52	511,894,800
November 2022	4.44	3.49	410,336,000
October 2022	4.19	2.73	599,320,100
September 2022	3.77	2.65	356,836,300
August 2022	4.52	3.37	639,130,200
July 2022	4.16	3.00	578,191,800
June 2022	4.54	3.02	461,871,800
May 2022	5.40	3.89	514,742,900

Prior Sales

The following table sets forth information in respect of issuances of Tilray Shares and securities that are convertible or exchangeable into Tilray Shares within the 12 months prior to the date of the Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date of Issuance	Security	Number of Securities	Issue/Exercise Price per Security (US$)
April 19, 2023	Tilray Shares(1)	6,791	2.47
April 18, 2023	Tilray Shares(1)	7,896	2.46
April 14, 2023	Tilray Shares(1)	7,627	2.46
April 11, 2023	Tilray Shares(1)	7,702	2.53
April 10, 2023	Tilray Shares(1)	36,700	2.44
March 14, 2023	Tilray Shares(1)	26,851	2.45
March 7, 2023	Tilray Shares(1)	3,771	2.69
March 1, 2023	Tilray Shares(1)	285	2.76
February 27, 2023	Tilray Shares(1)	8,964	2.82
February 23, 2023	Tilray Shares(1)	661	2.80
February 21, 2023	Tilray Shares(2)	2,208,739	3.01
February 21, 2023	Series A Preferred Stock(2)	120,000	3.01
February 15, 2023	Tilray Shares(1)	5,814	2.99
February 14, 2023	Tilray Shares(1)	1,809	2.87
February 13, 2023	Tilray Shares(1)	27,541	2.84
January 19, 2023	Tilray Shares(1)	8,752	3.07
January 18, 2023	Tilray Shares(1)	9,650	3.24
January 12, 2023	Tilray Shares(1)	5,756	3.04

Date of Issuance	Security	Number of Securities	Issue/Exercise Price per Security (US$)
January 9, 2023	Tilray Shares(1)	84,719	2.84
December 8, 2022	Tilray Shares(1)	281,420	3.64
December 6, 2022	Tilray Shares(1)	52,106	4.38
December 5, 2022	Tilray Shares(2)	1,979,541	4.58
November 23, 2022	Tilray Shares(1)	6,961	3.69
November 21, 2022	Tilray Shares(1)	2,118	3.68
November 17, 2022	Tilray Shares(1)	12,814	4.10
November 15, 2022	Tilray Shares(1)	9,153	4.29
November 14, 2022	Tilray Shares(1)	3,737	4.21
November 9, 2022	Tilray RSUs	193,545	N/A
November 7, 2022	Tilray Shares(3)	1,708,521	3.51
October 19, 2022	Tilray Shares(1)	9,768	3.31
October 18, 2022	Tilray Shares(1)	11,632	3.39
October 14, 2022	Tilray Shares(1)	2,947	3.24
October 7, 2022	Tilray Shares(1)	4,999	3.90
October 6, 2022	Tilray RSUs	157,862	N/A
October 5, 2022	Tilray Shares(1)	6,590	2.91
September 19, 2022	Tilray Shares(1)	136,635	3.13
September 15, 2022	Tilray Shares(1)	4,909	3.40
September 15, 2022	Tilray Shares(1)	3,814	3.37
September 13, 2022	Tilray Shares(1)	3,814	3.37
September 13, 2022	Tilray Shares(5)	4,183	2.19
September 12, 2022	Tilray Shares(1)	11,529	3.40
September 8, 2022	Tilray Shares(1)	2,191	3.18
September 7, 2022	Tilray Shares(1)	4,000	3.19
September 1, 2022	Tilray Shares (2)	10,276,305	3.80
August 31, 2022	Tilray Shares(1)	8,134	3.71
August 30, 2022	Tilray Shares(1)	4,208	3.76
August 24, 2022	Tilray Shares(1)	12,616	3.78
August 24, 2022	Tilray Shares(1)	682	3.57
August 22, 2022	Tilray Shares(6)	388,700	4.02
August 19, 2022	Tilray Shares(1)	3,904	4.02
August 19, 2022	Tilray Shares(6)	2,166,800	4.29
August 18, 2022	Tilray Shares(1)	9,752	4.06
August 18, 2022	Tilray Shares(6)	2,509,096	4.25
August 17, 2022	Tilray Shares(1)	6,648	4.24

Date of Issuance	Security	Number of Securities	Issue/Exercise Price per Security (US$)
August 17, 2022	Tilray Shares(6)	3,649,389	4.27
August 16, 2022	Tilray Shares(1)	32,424	4.30
August 16, 2022	Tilray Shares(6)	1,375,651	3.99
August 15, 2022	Tilray Shares(1)	67,117	4.36
August 15, 2022	Tilray Shares(6)	1,353,402	4.07
August 12, 2022	Tilray Shares(1)	130,199	3.38
August 12, 2022	Tilray Shares(6)	1,969,515	4.04
August 11, 2022	Tilray Shares(1)	4,750	3.84
August 11, 2022	Tilray Shares(6)	509,200	4.03
August 10, 2022	Tilray Shares(6)	2,554,759	4.28
August 9, 2022	Tilray Shares(6)	1,247,008	3.93
August 8, 2022	Tilray Shares(1)	553	4.26
August 8, 2022	Tilray Shares(6)	1,787,577	3.92
August 5, 2022	Tilray Shares(1)	2,150	3.96
August 5, 2022	Tilray Shares(6)	1,049,843	3.89
August 4, 2022	Tilray Shares(1)	16,461	3.82
July 28, 2022	Tilray Shares(1)	89,486	3.38
July 27, 2022	Tilray Shares(1)	244,422	3.27
July 26, 2022	Tilray RSUs	8,266,220	N/A
July 19, 2022	Tilray Shares(1)	11,042	3.46
July 18, 2022	Tilray Shares(1)	12,368	3.35
July 14, 2022	Tilray Shares(1)	378	3.11
July 13, 2022	Tilray Shares(1)	384	3.00
July 12, 2022	Tilray Shares (5)	33,314,412	3.15
July 9, 2022	Tilray RSUs	22,112	N/A
July 1, 2022	Tilray Shares(1)	52,658	3.12
June 30, 2022	Tilray Shares (2)	1,529,821	3.31
June 22, 2022	Tilray Shares(1)	95,109	3.27
June 21, 2022	Tilray Shares(4)	1,625	2.20
June 17, 2022	Tilray Shares(6)	2,018,399	3.17
June 14, 2022	Tilray Shares(6)	1,048,856	3.46
June 13, 2022	Tilray Shares(1)	433	2.20
June 13, 2022	Tilray Shares(6)	320,748	3.80
June 10, 2022	Tilray Shares(6)	1,581,946	3.96
June 9, 2022	Tilray Shares(4)	541	2.45
June 9, 2022	Tilray Shares(6)	1,672,850	3.98

Date of Issuance	Security	Number of Securities	Issue/Exercise Price per Security (US$)
June 8, 2022	Tilray Shares(6)	1,706,257	4.07
June 8, 2022	Tilray Shares(6)	1,900	4.40
June 6, 2022	Tilray Shares(6)	1,177,745	4.44
June 6, 2022	Tilray Shares(1)	4,410	4.06
June 6, 2022	Tilray Shares(4)	692	1.13
June 3, 2022	Tilray Shares(4)	268	2.48
June 3, 2022	Tilray Shares(6)	91,392	4.49
June 2, 2022	Tilray Shares(1)	136,941	4.18
June 2, 2022	Tilray Shares(6)	1,070,116	4.53
June 1, 2022	Tilray Shares(4)	107	2.06
June 1, 2022	Tilray Shares(6)	1,230,000	4.55
June 1, 2022	Tilray Shares(1)	4,208	4.53
May 31, 2022	Tilray Shares(6)	1,507,811	4.62
May 27, 2022	Tilray Shares(1)	32,018	4.42
May 27, 2022	Tilray Shares(6)	1,290,824	4.35
May 25, 2022	Tilray Shares(6)	406,669	4.53
May 24, 2022	Tilray Shares(6)	1,037,654	4.69
May 23, 2022	Tilray Shares(1)	756	4.57
May 23, 2022	Tilray Shares(6)	1,160,000	4.83
May 20, 2022	Tilray Shares(6)	1,429,686	4.99
May 19, 2022	Tilray Shares(6)	2,361,319	5.05
May 18, 2022	Tilray Shares(4)	793	2.27
May 18, 2022	Tilray Shares(6)	2,891,266	4.88
May 17, 2022	Tilray Shares(1)	8,336	4.92
May 17, 2022	Tilray Shares(6)	2,538,651	4.59
May 16, 2022	Tilray Shares(1)	18,878	4.93
May 16, 2022	Tilray Shares(6)	2,372,850	4.30
May 13, 2022	Tilray Shares(1)	2,848	4.56
May 13, 2022	Tilray Shares(6)	1,173,610	4.32
May 12, 2022	Tilray Shares(6)	1,260,036	4.36
May 9, 2022	Tilray Shares(6)	16,895	5.15
May 6, 2022	Tilray Shares(4)	107	2.06
May 6, 2022	Tilray Shares(6)	1,132,560	5.23
May 5, 2022	Tilray Shares(6)	1,221,258	5.23
May 4, 2022	Tilray Shares(6)	1,206,105	5.16
May 3, 2022	Tilray Shares(6)	832,263	5.19

Date of Issuance	Security	Number of Securities	Issue/Exercise Price per Security (US$)
May 2, 2022	Tilray Shares(1)	7,961	5.01
May 2, 2022	Tilray Shares(6)	665,501	5.12

(1)	Issuance of Tilray Shares upon vesting of outstanding Tilray RSUs.
(2)	Issuance of Tilray Shares to Double Diamond Holdings Ltd. in connection with the assignment from Double Diamond Holdings Ltd. to Tilray of a promissory note payable by 1974568 Ontario Limited.
(3)	Issuance of Tilray Shares as consideration in connection with the acquisition by Tilray of Montauk Brewing Company.
(4)	Issuance of Tilray Shares upon exercise of outstanding Tilray Options.
(5)	Issuance of Tilray Shares to High Trail as partial consideration in connection with the acquisition of the Amended Senior Secured Note.
(6)	Issuance of Tilray Shares pursuant to Tilray’s at-the-market offering established on March 3, 2022.

Consolidated Capitalization

There have been no material changes in the share and loan capital of Tilray, on a consolidated basis, since February 28, 2023, the date of Tilray’s most recent interim consolidated financial statements. In connection with the Arrangement, which is expected to be completed in June 2023, non-dissenting Shareholders will receive 0.4352 of a Tilray Share for each Company Share held. Completion of the Arrangement is not anticipated to cause a material change in the share and loan capital of Tilray.

Risk Factors

An investment in the Tilray Shares and Tilray’s other securities is subject to certain risks. In addition to considering the other information in this Circular, including the risk factors set out under the heading “Risk Factors” in this Circular, Company Shareholders should consider carefully the risk factors and other disclosures set forth in documents filed by Tilray with the SEC, including Tilray’s Annual Report on Form 10-K for its fiscal year ended May 31, 2022, as amended, and Tilray’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2023, which are available on Tilray’s SEDAR and EDGAR profiles at www.sedar.com and at www.sec.gov. As set forth below, certain of these filings are incorporated by reference herein.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular:

Name of Expert	Nature of Relationship
PwC	Auditors of Tilray

PwC has confirmed that it is independent with respect to Tilray within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting and Oversight Board (United States) on auditor independence.

Auditors, Transfer Agents and Registrars

Tilray’s auditors are PwC, Independent Registered Public Accounting Firm, Toronto, Ontario.

The transfer agent and registrar for the Tilray Shares is Pacific Stock Transfer, Inc. at their principal offices in Las Vegas, Nevada, in the United States and Odyssey Trust Company, at their principal offices in Vancouver, British Columbia, in Canada.

Documents Incorporated by Reference and Further Information

Information regarding Tilray has been incorporated by reference in this Circular from documents filed by Tilray with the SEC as well as the securities regulatory authorities in Canada. The documents listed below, which contain important information about Tilray, its business and its financial condition, and which were previously filed by Tilray with the SEC as well as the applicable securities regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

•

Tilray’s Annual Report on Form 10-K for its fiscal year ended May 31, 2022, as amended by the Form 10-K/A filed on October 7, 2022, which report contains the audited consolidated financial statements of Tilray as of May 31, 2022 and 2021 and for the years ended May 31, 2022, 2021 and 2020, and the notes thereto, together with the auditors’ report thereon and the related management’s discussion and analysis of financial condition and results of operations as at and for the year ended May 31, 2022;

•	Tilray’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2023;

•	Tilray’s Definitive Proxy Statement on Schedule 14A filed on October 3, 2022, as supplemented by definition additional materials filed on October 4, 2022, October 11, 2022 an October 18, 2022;

•

Tilray’s Current Reports on Form 8-K filed with the SEC on June 14, 2022, June 16, 2022, June 30, 2022, July 12, 2022, July 28, 2022, August 3, 2022, September 1, 2022, October 7, 2022, November 7, 2022, November 23, 2022, November 29, 2022, December 6, 2022, December 20, 2022, January 9, 2023, January 18, 2023, February 15, 2023, February 21, 2023, March 7, 2023, March 16, 2023, April 10, 2023, and April 11, 2023; and

•	any documents that Tilray files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act, after the date of this Circular and before the Meeting.

Tilray will provide copies of such documents incorporated by reference upon written or oral request to Tilray Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray’s Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled “Financials”.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein that bears a date earlier than the date of this Circular shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, modifies or supersedes such statement. Any future filings made by Tilray with the SEC under Section 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act after the date of this Circular but before the Meeting will be automatically incorporated by reference into this Circular. Any statement contained in a document incorporated by reference herein that bears a date later than the date of this Circular shall be deemed to modify or supersede, for the purposes of this Circular, any statement contained or incorporated by reference herein to the extent that a statement contained therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Additional Information

Tilray files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Tilray, who file electronically with the SEC. The address of that site is www.sec.gov.

APPENDIX “G”

COMPARISON OF RIGHTS OF

COMPANY SHAREHOLDERS AND TILRAY STOCKHOLDERS

Certain capitalized terms used herein are defined in the Glossary of Terms found in this Circular.

The rights of Company Shareholders are governed by the OBCA and by the Company’s articles and by-laws. Pursuant to the Arrangement, Company Shareholders will become stockholders of Tilray and their rights will be governed by the DGCL and by the Tilray Charter and Tilray By-laws. The following is a summary of certain material differences between the rights of Company Shareholders and the rights of stockholders of Tilray.

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the DGCL, the OBCA and the governing constating documents of the applicable party. Company Shareholders are therefore urged to read the full text of the respective certificates of incorporation, articles and by-laws, as applicable, of the Company or Tilray, as applicable, under their respective SEDAR and EDGAR profiles at www.sedar.com and at www.sec.gov. Reference should be made to the full text of the OBCA and the DGCL for particulars of the differences between them.

	Company Shareholder Rights	Tilray Stockholder Rights

Authorized Share Capital

The Company is authorized by its articles to issue an unlimited number of Company Shares and an unlimited number of special shares issuable in series.

The special share are “blank cheque” shares in that the Company’s directors have the authority to fix from time to time before such issue the number of special shares that is to comprise each series of such shares and the designation, rights, privileges, restrictions and conditions attaching to each series of special shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

Tilray’s authorized capital stock is divided into: 980,000,000 shares of common stock, the Tilray Shares, with a par value of $0.0001 per share, and 10,000,000 undesignated shares of preferred stock with a par value of $0.0001 per share.

The Tilray Board is expressly authorized to provide for the issue of all or any of the shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Tilray Board providing for the issuance of such shares and as may be permitted by the DGCL.

Voting Rights

Each Company Shareholder is entitled to receive notice of and attend all meetings of shareholders and to vote thereat. At all meetings at which notice must be given to Company Shareholders, each Company Shareholder is entitled to one vote in respect of each Company Share held by such Company Shareholder.

Each holder of a Tilray Share is entitled to receive notice of and attend all meetings of shareholders and to vote thereat. At all meetings at which notice must be given to holders of Tilray Shares, each holder of a Tilray Share is entitled to one vote for each Tilray Share held by such holder.

Quorum of Shareholders / Stockholders

Under the OBCA, a corporation’s by-laws may specify the number of shares with voting rights attached thereto which must be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.

Under the DGCL, a corporation’s certificate of incorporation or by-laws may specify the number of shares and/or the voting power that must be present or represented by proxy in order to constitute a quorum for, and the votes that

	Company Shareholder Rights	Tilray Stockholder Rights

The Company’s by-laws provide that a quorum of shareholders is present at a meeting of shareholders if all of the Company Shareholders or two Company Shareholders, whichever number be the lesser, are personally present or represented by proxy.

shall be necessary for, the transaction of any business at any meeting of the stockholders.

Pursuant to Section 216 of the DGCL, in no event may a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series of classes or series is required, a quorum must consist of no less than one-third of the shares of such class or series or classes or series.

The Tilray By-laws provide that the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third of the voting power of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business.

Shareholder Approval of Business Combinations; Fundamental Changes

Certain fundamental changes such as amendments to articles, certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions including the winding up of the corporation and arrangements are required to be approved by special resolution.

Under the OBCA, a “special resolution” is a resolution: (i) passed by not less than two thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) consented to in writing by each shareholder entitled to vote on the resolution or the shareholder’s attorney authorized in writing. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares provides otherwise).

The OBCA provides that an “arrangement” with respect to a corporation includes certain specified actions, including an exchange of securities of the corporation held by security holders for other securities, money or other property of the corporation or securities, money or other property of another body corporate that is not a take-over bid as defined in Part XX of the Securities Act (Ontario) (R.S.O. 1990, Chapter S.5). In general, a plan of arrangement

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a greater vote.

In addition, mergers in which one corporation owns 90% or more of each class of shares of a second corporation that would otherwise be entitled to vote on a merger may be completed without the vote of the second corporation’s board of directors or stockholders. The DGCL does not contain a procedure directly analogous to a plan of arrangement under the OBCA.

See also “Special Vote Required for Combinations with Interested Shareholders” section below describing certain restrictions on business combinations with interested holders of Tilray Shares.

	Company Shareholder Rights	Tilray Stockholder Rights

is approved by a corporation’s board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any shareholder meeting to consider the proposed arrangement. The court may make such order as it considers appropriate, including, without limiting the generality of the foregoing, to whom notice must be given and whether, and in what manner, approval of any particular group of holders of any securities or warrants or the corporation is to be obtained and whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including obtaining shareholder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation. The articles of arrangement must contain details of the plan, the court’s approval and the manner in which the plan was approved, if so required by the court order. Finally, the articles of arrangement are filed with the Director, who then issues a certificate of arrangement. The arrangement becomes effective on the date shown in the certificate of arrangement.

Anti-Takeover Statutes

The OBCA does not contain a comparable provision to Section 203 of the DGCL.

Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which the Company is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules may impose shareholder approval requirements separate and apart from the OBCA.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time, the board of directors of such corporation approved either the business combination or the transaction which resulted in that stockholder becoming an interested stockholder, (2) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of such corporation at the time of the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee

Company Shareholder Rights	Tilray Stockholder Rights

participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger or consolidation involving the corporation and the interested stockholder; any sale , transfer, lease, pledge or other disposition involving the interested stockholder of 10 percent or more of the assets of the corporation; subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. An “interested stockholder” is a person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s outstanding voting stock, and the affiliates and associates of any such person. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203.

Tilray has not made such an election and thus is currently subject to Section 203 of the DGCL.

	Company Shareholder Rights	Tilray Stockholder Rights
Special Vote Required for Combinations with Interested Shareholders

The OBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with special transactions, including “related party transactions. “A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes, among others: (i) directors and senior officers of the issuer; (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities; and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy circular sent to shareholders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith. A summary of the valuation must be included in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

See “Anti-Takeover Statutes” section above.

Depending on the breakdown of stockholders of Tilray from time to time, MI 61-101 may apply. For as long as Tilray qualifies as an “SEC foreign issuer” as determined in accordance with National Instrument 71-102—Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, if the total number of Tilray’s equity securities owned, directly or indirectly, by residents of Canada, does not exceed 20 per cent, on a diluted basis, of the total number of equity securities of the SEC foreign issuer (all as calculated in accordance with the aforementioned national instrument), then the provisions of MI 61-101 would not apply to Tilray.

Appraisal Rights; Rights to Dissent; Compulsory Acquisition

Registered Company Shareholders are entitled to dissent with respect to the Arrangement in the manner provided in Section 185 of the OBCA.

The OBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include, among others: (i) an amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, remove or change any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting; (iii) an amendment to the corporation’s articles to add, remove or change any restriction on the business or businesses that the corporation may carry on or

Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 stockholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, except for mergers undertaken pursuant to certain provisions of the DGCL, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required by the terms of an

	Company Shareholder Rights	Tilray Stockholder Rights

upon the powers that the corporation may exercise; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business; and (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation.

The OBCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take-over bid (a dissenting offeree). A dissenting offeree may require the offeror to acquire the shares it holds on the same terms under which the offeror acquired the shares owned by the shareholders who accepted the take-over bid or demand payment of the fair value of the shares. If a dissenting shareholder does not respond to an offeror’s notice with respect to a compulsory acquisition, such dissenting offeree will be deemed to have elected to transfer their securities to the offeree on the same terms that the offeror acquired the securities from the offerees who accepted the take-over bid.

agreement of merger of consolidation to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporation; or (iv) any combination of the foregoing.

Pre-emptive Rights of Shareholders / Stockholders

Under the OBCA, holders of a class or series of shares in a corporation do not have pre-emptive rights to subscribe for or purchase any additional shares of that class or series or of another class or series, unless such rights are so provided in the articles of the corporation or in a unanimous shareholder agreement.

The Company’s articles do not provide any pre-emptive or subscription rights to holders of the Company Shares.

Under the DGCL, no stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation.

The Tilray Charter does not provide any pre-emptive or subscription rights to holders of Tilray Shares.

Oppression Remedy

The OBCA’s oppression remedy enables a court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result; (ii) the

Although the DGCL does not contain a statutory “oppression” remedy, stockholders may bring equitable claims against persons owing them fiduciary duties for breaches thereof.

	Company Shareholder Rights	Tilray Stockholder Rights

business or affairs of the corporation or an affiliate are or have been or are threatened to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any shareholder, creditor, director or officer of the corporation.

A “complainant” means: (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates; and (iii) any other person who, in the discretion of the court, is a proper person to make such application.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. The court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

See also “Limited Liability of Directors” section below.

Shareholder Consent to Action Without a Meeting

Under the OBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting (other than where a written statement is submitted by a director or auditor in relation to their resignation/removal or (for directors) opposing any proposed action or resolution).

Under Section 228 of the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents (in writing or by electronic transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

The Tilray Charter and Tilray By-Laws provide that no action may be taken by holders of Tilray Shares except at an annual or special meeting of such holders and no action may be taken by the holders of Tilray Shares by written consent or electronic transmission.

	Company Shareholder Rights	Tilray Stockholder Rights

Requisition of Shareholders’ Meetings

Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the OBCA for making such a request, the directors of the corporation must call a meeting of shareholders. If they do not call such meeting within 21 days after receiving the request, subject to certain exceptions, any shareholder who signed the request may call the meeting.

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the by-laws.

The Tilray By-laws provide that special meetings of the holders of Tilray Shares may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by: (i) the chairman of the Tilray Board; (ii) the chief executive officer of Tilray; or (iii) the Tilray Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Tilray Board for adoption). Special meetings of the holders of Tilray Shares will be held at such place, on such date, and at such time as fixed by the Tilray Board.

Distributions and Dividends; Repurchases and Redemptions

Under the OBCA, a corporation may pay a dividend by issuing fully paid shares, or options or rights to acquire fully paid shares, of the corporation. A corporation may also pay a dividend in money or property. A corporation shall not pay a dividend if there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The OBCA provides that no rights, privileges, restrictions or conditions attached to a series of shares will confer on a series a priority in respect of dividends or return of capital in the event of liquidation, dissolution or winding up over any other series of shares of the same class.

Under the OBCA, the purchase or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (set out above).

Under the DGCL, the directors of a corporation, subject to any restrictions in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either (i) out of surplus, or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, if the capital of the corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. “Surplus” is defined as the excess of the net assets over capital, as such capital may be adjusted by the board of directors.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation. A corporation may, however, purchase or redeem out of capital, any of its own shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock or, if no such shares entitled to such

	Company Shareholder Rights	Tilray Stockholder Rights

preference are outstanding, any of its own shares if such shares are to be retired upon their acquisition and the capital of the corporation reduced.

Number of Directors; Vacancies on the Board of Directors

The OBCA provides that a corporation shall have one or more directors, but a corporation whose shares are publicly traded shall have not fewer than three directors. At least one-third of the directors of a corporation whose shares are publicly traded shall not be officers or employees of the corporation or any of its affiliates.

The articles of the Company provide that it may have a minimum of 1 director and a maximum of 12 directors. The Board currently consists of 8 directors.

Under the OBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. The OBCA also allows a vacancy on the board of directors to be filled by a quorum of directors, except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number required to be elected at any shareholder meeting.

The DGCL provides that the board of directors of a corporation must consist of one or more members, each of whom shall be a natural person.

The Tilray Charter provides that the number of directors will be determined by the board of directors and will be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Tilray Board.

The Tilray Board currently consists of seven directors. The Tilray Charter provides that any vacancy on the Tilray Board resulting from the death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Tilray Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Tilray Board, and not by the stockholders.

Constitution and Residency of Directors

The OBCA requires that directors of a corporation be natural persons who are at least eighteen years of age.

The by-laws of the Company provide that, except as permitted by the OBCA, at least 25% of the directors of the Company shall be resident Canadians.

The DGCL requires that directors of Delaware corporations be natural persons.

Similarly to the OBCA, there are no director residency requirements under the DGCL. A corporation can prescribe qualifications for directors under its certificate of incorporation or by-laws. Neither the Tilray Charter nor the Tilray By-laws provide for any such residency qualifications for directors.

Removal of Directors; Terms of Directors

The OBCA provides a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office, subject to the articles of a corporation providing for cumulative voting. The articles of the Corporation do not provide for cumulative voting.

Under the DGCL, the directors of a corporation may, by the certificate of incorporation or bylaw, be divided into one, two or three classes.

The Tilray Charter and the Tilray By-laws provide that the directors are divided into three classes designated as Class I, Class II and Class III directors, respectively. At each annual meeting of stockholders, directors will be elected for a term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding this, each director will serve until his or her successor is duly elected

	Company Shareholder Rights	Tilray Stockholder Rights

and qualified or until his or her earlier death, resignation or removal.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Under Tilray’s Organizational Documents, any individual director or directors may be removed (i) with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of Tilray entitled to vote generally at an election of directors, or (ii) with cause by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of capital stock of Tilray entitled to vote generally at an election of directors.

Indemnification of Directors and Officers

Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation or the other entity, as the case may be; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Despite the foregoing, an indemnifiable person is entitled to indemnity by the corporation in respect of all costs, charges and expenses reasonably incurred

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with a third party action, suit or proceeding, or a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of such action or suit (with certain restrictions applicable to indemnification of expenses in a derivative action), provided that there is a determination that the individual acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Indemnification determinations for current directors and officers must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of such disinterested directors designated by a majority vote of such

	Company Shareholder Rights	Tilray Stockholder Rights

by such person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity, as the case may be, if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses reasonably incurred by such person in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she acted honestly and in good faith with a view to the best interests of such corporation or the other entity, as the case may be.

The Company’s by-laws provide that the Company will indemnify to the fullest extent permitted by the OBCA the following: (i) any current or former director or officer of the Company; (ii) any individual who acts or acted at the Company’s request as a director or officer, or in a similar capacity, of another entity, and (iii) their respective heirs and legal representatives; provided that, from time to time the directors of the Company may also revoke, limit or vary such indemnification rights (provided that no such action shall affect any right of any individual or any liability of the Company which has arisen prior to the date of such action).

disinterested directors, even though less than a quorum; (iii) independent legal counsel in a written opinion if there are no such disinterested directors or if such directors so direct; or (iv) the stockholders.

The DGCL requires indemnification of current or former directors and officers for expenses actually and reasonably incurred by such person relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any action, suit or proceeding to directors, officers, employees, and agents contingent in certain circumstances upon those individuals’ entering into an undertaking to repay any advances if it is determined ultimately that those individuals are not entitled to be indemnified.

The Tilray By-laws provide that Tilray will indemnify its directors and officers to the fullest extent permitted by the DGCL or other applicable Law, and may modify the extent of such indemnification by individual contracts with its directors and officers, though Tilray will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Tilray Board; (iii) such indemnification is provided by Tilray, in its sole discretion, pursuant to the powers vested in it under the DGCL or any other applicable law; or (iv) such indemnification is required to be made in accordance with the Tilray By-laws.

Limited Liability of Directors

Under the OBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the corporation; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under the OBCA, the directors of a corporation who vote for or consent to a resolution that authorizes (i) an issue of shares for a consideration other than money contrary to the requirements set out in Section 23 of the OBCA; (ii) a purchase, redemption or other acquisition of shares contrary to the provisions described in “Distributions and Dividends; Repurchases and Redemptions” above; (iii) a commission to any person in consideration of, or in connection with,

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the personal liability of a director to a corporation or its stockholders for monetary damages by reason of a director’s breach of the fiduciary duty as a director. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a known violation of law; (iii) any transaction in which a director obtains an improper personal benefit from the corporation; or (v) willfully or negligently paying a dividend or approving

Company Shareholder Rights	Tilray Stockholder Rights

a purchase of shares of the corporation, which commission is not reasonable; (iv) a payment of a dividend contrary to the provisions described in “Distributions and Dividends; Repurchases and Redemptions” above; (v) a payment of indemnity contrary to, among other things, the provisions described in “Indemnification of Directors and Officers” above; and (vi) a payment to a shareholder contrary to the provisions of the CBCA with respect to dissent rights and oppression remedies; may be jointly and severally liable to the corporation.

Under the OBCA, a director is not subject to statutory liability for the above acts and has complied with his or her duties to comply with the OBCA, the regulations, articles, by-laws and any unanimous shareholders agreement if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on (i) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to present fairly the financial condition of the corporation in accordance with generally accepted accounting principles, (ii) an interim or other financial report of the corporation represented to him or her by an officer of the corporation to present fairly the financial position of the corporation in accordance with generally accepted accounting principles; (iii) a report or advice of an officer or employee of the corporation where it is reasonable in the circumstances to rely on the report or advice; or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The Company’s by-laws provide that so long as he or she acted honestly and in good faith with a view to the best interests of the Company, no current or former director or officer of the Company or individual who at any time acts or has acted at the request of the Company as a director or officer or in a similar capacity of another entity (including, to the extent it is then applicable to them, any employee the directors have determined indemnification also applies to) shall be liable for any damage, loss, cost or liability sustained or incurred by the Company or any body corporate, except where specifically required by the OBCA.

a redemption or repurchase of shares that was illegal under applicable law.

The Tilray Charter eliminates liability of directors of Tilray for monetary damages to the fullest extent under applicable law.

	Company Shareholder Rights	Tilray Stockholder Rights
Derivative Actions

Under the OBCA, a shareholder may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. No action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the shareholder is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the OBCA, the court in a derivative action may make any order it determines to be appropriate. A shareholder is not required to give security for costs in any such derivative. In addition, under the OBCA, a court may order a corporation or its subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements, for which interim costs the complainant may be held accountable to the corporation or its subsidiaries upon final disposition of the application or action.

Under Section 327 of the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received shares in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

Advance Notification Requirements for Proposals of Shareholders

The OBCA provides that a registered holder of shares entitled to vote or a beneficial holder of shares that are entitled to be voted at a meeting of shareholders may submit to the corporation a notice of proposal and discuss at the shareholders’ meeting any matter in respect of which the registered holder or beneficial owner would have been entitled to submit a proposal. The corporation shall only be required to set out or attach the proposal to a management information circular or notice of meeting, as the case may be, where the shareholder(s) and the proposal being put forth by such shareholder(s) comply with the criteria and requirements set out in the OBCA.

In order for a proposal to include director nominations, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting to which the proposal is to be presented (provided that such requirements do not preclude nominations being made a meeting of shareholders).

The DGCL does not require advance notice for stockholder nominations and proposals, but a Delaware corporation may require such advance notice pursuant to its by-laws.

The Tilray By-laws require that holders of Tilray Shares provide timely notice in writing to Tilray’s secretary at the principal executive offices of Tilray for director nominations or other business to be properly brought before an annual meeting of such holders of Tilray Shares and such other business must otherwise be a proper matter for their action. To be timely, such notice must be received between 90 days and 120 days prior to the first anniversary of the preceding year’s annual meeting unless the annual meeting is more than 30 days before or more than 30 days after such anniversary date, in which event, for notice by a holder of a Tilray Share to be timely, it must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following

	Company Shareholder Rights	Tilray Stockholder Rights

The Company has adopted an advance notice by-law, where only persons who are nominated in accordance with the procedures set out in such by-law are eligible for election as directors to the Board. In the case of an annual meeting of shareholders, a nomination must be made by a nominating shareholder not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

the day on which public announcement of the date of such meeting is first made.

Inspection of Books and Records

Under the OBCA, shareholders, creditors, and their representatives, among others, may examine certain of the records of a corporation during usual business hours and take copies of extracts free of charge and, if the corporation is publicly traded, any other person may do so upon payment of a reasonable fee.

Under the DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records.

Amendment of Governing Documents

Under the OBCA, any change to the articles of a corporation must be approved by special resolution. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. If a proposed amendment requires approval by special resolution, the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the OBCA whether or not the class or series otherwise carries the right to vote.

Under the OBCA, a corporation’s board of directors may repeal any by-laws by passing a by-law that contains a provision to that effect. Where the directors make, amend or repeal a by-

Under Section 242 of the DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and either calls a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directs that the amendment proposed be considered at the next annual meeting of the stockholders; and (ii) subject to certain exceptions, the holders of a majority of shares entitled to vote on the matter adopt the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of

Company Shareholder Rights	Tilray Stockholder Rights

law, they are required under the OBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a by-law, amendment or repeal is rejected by the shareholders, or the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, then such by-law, amendment or repeal will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

the shares of such class, or (iii) alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely, provided that if the amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Under the DGCL, the board of directors may amend a corporation’s by-laws if so authorized in the certificate of incorporation.

The Tilray Organizational Documents provide that (i) the Tilray Board is expressly empowered to adopt, amend or repeal the Tilray By-laws and (ii) the stockholders of Tilray have the power to adopt, amend or repeal the Tilray By-Laws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Tilray required by law or by the Tilray Charter, such action by stockholders shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of Tilray entitled to vote generally in the election of directors, voting together as a single class.

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